UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated April 30, 2015

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Turkcell Plaza
Mesrutiyet Caddesi No. 71
34430 Tepebasi
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated April 29, 2015 announcing Turkcell’s First Quarter 2015 results and Q1 2015 IFRS report.

1

First Quarter 2015 Results

Content

IMPORTANT NOTICE	3

HIGHLIGHTS
COMMENTS FROM THE CEO, KAAN TERZIOGLU	5

FINANCIAL AND OPERATIONAL REVIEW OF THE FIRST QUARTER 2015
FINANCIAL REVIEW OF TURKCELL GROUP	7
OPERATIONAL REVIEW IN TURKEY	11

TURKCELL INTERNATIONAL
ASTELIT	12
BeST	13
FINTUR	13
TURKCELL GROUP SUBSCRIBERS	14

OVERVIEW OF THE MACROECONOMIC ENVIRONMENT	14

RECONCILIATION OF NON-GAAP FINANCIAL MEASUREMENTS	15

Appendix A - Mapping of New Revenue Breakdown of Turkcell Turkey	17

Appendix B - Historical Group Revenues	18

•
Please note that all financial data is consolidated and comprises that of Turkcell Iletisim Hizmetleri A.S., (the “Company”, or “Turkcell”) and its subsidiaries and associates (together referred to as the “Group”). All non-financial data is unconsolidated and comprises Turkcel Turkey only figures. The terms “we”, “us”, and “our” in this press release refer only to Turkcell Turkey, except in discussions of financial data, where such terms refer to the Group, and where context otherwise requires.

•
In this press release, a year-on-year comparison of our key indicators is provided and figures in parentheses following the operational and financial results for March 31, 2015 refer to the same item as at March 31, 2014. For further details, please refer to our consolidated financial statements and notes as at and for March 31, 2015, which can be accessed via our website in the investor relations section (www.turkcell.com.tr).

•	Please note that selected financial information presented in this press release for the first and fourth quarters of 2014, and first quarter of 2015, both in TRY and US$, is based on IFRS figures.
•	In the tables used in this press release totals may not foot due to rounding differences. The same applies for the calculations in the text.

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First Quarter 2015 Results

IMPORTANT NOTICE

Our target is to be an integrated communication and technology services player in the region, operating a converged mobile and fixed network platform and offering a wide range of innovative products and services.  We believe that it will be important to offer to our consumer and corporate customers the full range of our mobile, fixed and broadband services to meet their expectations. Consequently, we intend to refocus our marketing and sales around customer groups, presenting to each group the full scope of our relevant services in an integrated and coordinated manner.   In pursuit of this goal, financial reporting of our telecommunication businesses will now be presented under two major groups: “Turkcell Turkey” and “Turkcell International”.  The remaining businesses, mainly the betting businesses in Turkey and Azerbaijan, continue to be reported under “Other Subsidiaries”.

Turkcell Turkey comprises the business segments that have historically reported as “Turkcell İletişim Hizmetleri A.Ş.” and “Superonline İletişim Hizmetleri A.Ş.”, together with other Turkish telecom related businesses including “Global Bilgi Pazarlama Danışma ve Çağrı Servisi Hizmetleri A.Ş.” (call center services), “Turktell Bilişim Servisleri A.Ş.” (Information technology, value added GSM services investments), “Turkcell Teknoloji Araştırma ve Geliştirme A.Ş.” (research and development), “Kule Hizmet ve İşletmecilik A.Ş.” (telecommunications infrastructure business), “Turkcell Satış ve Dağıtım Hizmetleri A.Ş.” (retail store in telecommunications), “Turkcell Interaktif Dijital Platform ve İçerik Hizmetleri A.Ş.” (radio and television broadcasting),  “Global Ödeme Hizmetleri A.Ş.” (value-added GSM services), “Turkcell Gayrimenkul Hizmetleri A.Ş.” (real estate business for Turkcell Group only), and “Rehberlik Hizmetleri A.Ş.” (information services).  Prior to this change, these businesses other than Turkcell İletişim Hizmetleri A.Ş. and Superonline İletişim Hizmetleri A.Ş. were reported under “Other Subsidiaries”.  This new  reporting thus brings together all of our Turkish telecommunications activities, including mobile services, fixed line and fixed broadband, in accordance with our strategy of offering a converged network to all of our customers.

Turkcell International comprises the business segments that have historically reported as “Euroasia Telecommunications Holdings B.V.”, “LLC Astelit” (Astelit in Ukraine) and “Belarusian Telecommunications Network”, together with our other international telecommunication operations, including “Beltur Coopertief U.A.”, “Beltel Telekomünikasyon Hizmetleri A.Ş.”, “Lifetech LLC.”, “Kıbrıs Mobile Telekomünikasyon Limited Şirketi”, “East Asian Consortium B.V.” “LLC Ukrtower”, “LLC Global Bilgi “ “Turkcell Europe GmbH” and “Fintur Holdings B.V.”(equity accounted investee).

We will begin applying this change in reporting to our first quarter presentation and press release, reflecting the new approach in both our financial and operational reporting.  Accordingly, we may be introducing new key performance indicators as necessary and may phase out those that we believe are no longer relevant to an understanding of our business.

Within Turkcell Turkey, we will monitor and present our revenue performance across three separate customer segments – Consumer, Corporate and Wholesale – and will provide performance indicators measuring the use of different services (voice, data, services and other, as appropriate).  This represents a change from our prior method of reporting, in which we reported the key revenue lines of mobile services in Turkey along with total fixed services revenue. Our IFRS financial statements reflect this new reporting structure and our presentation of business segments changed accordingly.

As discussed above, we are implementing significant changes to the manner in which we oversee our business and in the related financial reporting. While we are confident that this will help to improve our competitive position and results, no assurances can be given that this will be the case.  Organizational changes carry inherent risks, including notably customer, distributor and employee acceptance and operational disruption. They also present challenges with respect to ensuring adequate financial reporting and internal controls over financial reporting.  Furthermore, implementing such changes may require significant management time and energy, diverting resources away from other issues. While we will of course endeavor to limit and manage any such issues as and when they arise, no assurance can be given that the changes described will be effectively applied and will achieve the desired results, will not lead to further changes, and will not have adverse effects on our competitive position and financial results.

3

First Quarter 2015 Results

HIGHLIGHTS OF THE FIRST QUARTER OF 2015

•	Turkcell Group registered its historically highest first quarter revenue of TRY2,978 million (TRY2,855 million) on 4.3% year-on-year growth

•	Turkcell Group EBITDA1 rose by 4.5% to its record high first quarter level of TRY927 million (TRY887 million) as well, while the EBITDA margin was flat at 31.1% (31.1%)

•	Turkcell Group EBIT2 grew by 9.2% to TRY533 million (TRY488 million)

•
Turkcell Group recorded net income of TRY141 million (TRY359 million). Yet while Turkcell Turkey recorded a net income of TRY779 million (TRY557 million) on 40% year-on-year growth, Group net income was negatively impacted by the TRY656 million (TRY219 million) net loss of Turkcell International due to currency devaluation

-
Excluding the impact of foreign exchange movements, monetary gain in relation to inflationary accounting in Belarus and one-off items, Group net income would have increased by 8.6% year-on-year to TRY655 million (TRY603 million)

•	Turkcell Turkey revenues, comprising consumer, corporate and wholesale revenues, in total increased by 10% to TRY2,711 million (TRY2,475 million) with an EBITDA margin of 30.7% (31.1%)

-	Consumer segment revenues grew by 10% to TRY2,122 million (TRY1,930 million) fueled predominantly by the increase in mobile broadband revenues, but also in fixed broadband revenues
-	Corporate segment revenues rose by 9% to TRY532 million (TRY487 million), mainly due to the rise in mobile broadband revenues, as well as in fixed broadband revenues
-	Wholesale segment revenues increased by 2% to TRY71 million (TRY70 million)

•	Turkcell International revenues declined by 38% to TRY193 million (TRY311 million), mainly due to devaluation of local currencies in Ukraine and Belarus against US$
•	On March 25, 2015, Mr. Kaan Terzioğlu was appointed as Turkcell Chief Executive Officer, effective from April 1, 2015
•	The general assembly, outstanding for the past five years, was held on March 26, 2015, and accordingly a dividend of TRY1.78 per share was distributed in April, amounting to TRY3,925 million in total

(1) EBITDA is a non-GAAP financial measure. See page 15 for the reconciliation of EBITDA to net cash from operating activities.
(2) EBIT is a non-GAAP financial measure and is equal to EBITDA minus depreciation and amortization expenses.
(*)For further details, please refer to our consolidated financial statements and notes as at and for March 31, 2015 which can be accessed via our web site in the investor relations section (www.turkcell.com.tr).

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First Quarter 2015 Results

COMMENTS FROM CEO, KAAN TERZIOGLU

“Turkcell Group generated record high first quarter revenue and EBITDA in the first quarter of 2015. Consolidated revenue rose 4.3% to TRY3.0 billion and EBITDA grew by 4.5% to TRY927 million. Consolidated EBIT grew by 9.2% to TRY533 million. Net income of TRY141 million was impacted by currency devaluation in the countries of our international subsidiaries.

Overall, first quarter performance was in line with our expectations, enabling us to reiterate our revenue growth guidance* at 6% - 9% for 2015. Further, we target an EBITDA margin within the 31% - 32% range.

In the first quarter of 2015 Turkcell Group witnessed a number of notable developments. The general assembly, outstanding for the past five years, was held, and accordingly a dividend of TRY1.78 per share was distributed, amounting to TRY3,925 million in total. Meanwhile, Astelit, our Ukrainian subsidiary, won that country’s most efficient 3G frequency licence, confirming our long-term commitment to the country. Moreover, Astelit posted 18% top-line growth for this quarter in local currency and we believe it will strengthen its growth momentum on the back of upcoming 3G services.

In its twenty year history, Turkcell’s pioneering and successful track record has earned it the appreciation of Turkey.  And now, a new business model in step with changing sector dynamics has become a necessity in order to advance this success to the next level. In this regard, and starting from the first quarter of the year, we have grouped our telecommunication businesses as “Turkcell Turkey” and “Turkcell International”.

Within this context, at “Turkcell Turkey”, we have set a new structure for managing our mobile, fixed and TV business more effectively. We will monitor our businesses under three segments, including consumer, corporate and wholesale. And so we hereby announce our new approach, which is reflected in our reporting starting from this quarter. Our aim is to extend our innovative approach and converged services already applied in the corporate segment to the consumer segment. We believe that our converged offerings should advance customer loyalty, our competitive strength and operational efficiency, which together will underpin sustainable growth. We believe that we can strengthen our position serving integrated communication and technology services both in Turkey and in the region, on the back of our converged network platform, wide portfolio of innovative products and services, robust financial standing and successful teamwork.

We sincerely believe that we will bolster and extend Turkcell’s success story to the region as we build the future together.  We thank all of our stakeholders for sharing our success story with us.”

(*) Please note that this paragraph contains forward looking statements based on our current estimates and expectations regarding market conditions for each of our different businesses. No assurance can be given that actual results will be consistent with such estimates and expectations. For a discussion of factors that may affect our results, see our Annual Report on Form 20-F for 2014 filed with U.S. Securities and Exchange Commission, and in particular, the risk factor section therein.

5

First Quarter 2015 Results

OVERVIEW OF TURKCELL TURKEY

In the first quarter, consumer business in the telecommunications market saw slightly increased competition compared to the previous quarter. On the mobile front, competition revolved around increased incentives, particularly on data as part of bundle offers at price levels similar to the previous quarter. Meanwhile, on the fixed side, multiplay services remained aggressively priced by major players. So far in April, we have observed a similar competition trend on both the mobile and fixed fronts. In this environment, we have continued to seek to facilitate our customers’ lives through specialized and targeted offers matching their needs with our segmented approach. Furthermore, we have designed and communicated our strategy around clear pricing, triple play and customer care on the fixed front.

On the corporate front, for which we foresee great potential, a number of factors including geopolitical tension and its macroeconomic consequences, as well as Turkey’s approaching elections, have collectively contributed to curbing the market’s growth momentum for the quarter. Yet in this environment, we believe that we remained a valued partner for our corporate customers, enabling them to transform their business processes with new generation mobile and fixed technologies.  In this respect, our “real-time enterprise” initiative aims to transform traditional enterprise models into innovative, mobile-centric, and real-time business processes on the following three pillars. By becoming a “mobile enterprise” with our converged offers and solutions, corporates communicate efficient “real-time marketing” to their customers. Meanwhile, our “zero-infrastructure enterprise” pillar, which leverages our strong converged network platform, provides enterprises a flexible, fast and secure IT & communication infrastructure without the burden of capital expenditure. Moreover, our machine-to-machine solutions, data center and cloud services, supported by the largest commercial sales team, sustain our leadership in mobile services, while strengthening our fixed services growth momentum.

With our differentiating value propositions served on a superior quality network, we are on track with our operational targets for the first quarter. On the mobile side, our postpaid subscribers continued to expand, by 313 thousand quarterly additions to 15.5 million, constituting 45.3% (40.5%) of total mobile subscribers. The total mobile subscriber base declined by 370 thousand, mainly on losses from price sensitive prepaid customers. In our fixed business, including ADSL and fiber, we are reaping the fruits of our investments into coverage, a unique and efficient sales force and diligent customer service. Together, we have reached 1.3 million subscribers with net quarterly ADSL additions of 39 thousand and fiber additions of 41 thousand. With 776 thousand subscribers, we maintained our leading position in the fiber segment. Moreover, our TV platform, Turkcell TV+, a catalyst of potential growth, has seen outstanding penetration, which had reached around 100 thousand subscribers in the six months since its launch alone.

On the terminal front, the number of smartphones on our network grew by 589 thousand quarterly additions to 13.2 million, corresponding to 42% penetration. This was achieved through our attractive contract offers and promotional campaigns. Meanwhile, our own-branded T-series smartphones now include the “Turbo T50”, which supports triple carrier technology providing users the fastest 3G broadband speed of 63.3 Mbps on our network.

Furthermore, we continue to differentiate ourselves through innovative additions to our services. We have upgraded our BİP service, Turkey’s first all access instant messaging platform,  providing an enriched instant messaging experience with advanced qualifications, which has reached half a million subscribers in less than a month. Meanwhile, Turkcell Muzik, with its enhanced features, remained Turkey’s biggest digital music service with the largest local content catalogue, exceeding 1 million subscribers. In short, we continue to improve our customers’ lives with our differentiating value propositions.

6

First Quarter 2015 Results

FINANCIAL AND OPERATIONAL REVIEW OF THE FIRST QUARTER 2015

The following discussion focuses principally on the developments and trends in our business in the first quarter of 2015 in TRY terms. Selected financial information presented in this press release for the first and fourth quarters of 2014, and the first quarter of 2015, both in TRY and US$ is based on IFRS figures.

Selected financial information for the first and fourth quarters of 2014, and the first quarter of 2015, both in TRY and in US$ prepared in accordance with IFRS, and in TRY prepared in accordance with the Turkish Accounting standards, is also included at the end of this press release.

Financial Review of Turkcell Group

Profit & Loss Statement (million TRY)	Q114	Q414	Q115	y/y %	q/q %
Total Revenue	2,855.2	3,103.2	2,978.2	4.3%	(4.0%)
Direct cost of revenues1	(1,742.3)	(1,972.2)	(1,828.6)	5.0%	(7.3%)
Direct cost of revenues1/revenues	(61.0%)	(63.6%)	(61.4%)	(0.4pp)	2.2pp
Depreciation and amortization	(399.6)	(450.7)	(394.3)	(1.3%)	(12.5%)
Gross Margin	39.0%	36.4%	38.6%	(0.4pp)	2.2pp
Administrative expenses	(142.1)	(146.8)	(140.8)	(0.9%)	(4.1%)
Administrative expenses/revenues	(5.0%)	(4.7%)	(4.7%)	0.3pp	-
Selling and marketing expenses	(483.1)	(517.8)	(476.3)	(1.4%)	(8.0%)
Selling and marketing expenses/revenues	(16.9%)	(16.7%)	(16.0%)	0.9pp	0.7pp
EBITDA2	887.3	917.1	926.8	4.5%	1.1%
EBITDA Margin	31.1%	29.6%	31.1%	-	1.5pp
EBIT3	487.7	466.4	532.5	9.2%	14.2%
Net finance income / (expense)	(303.3)	(176.9)	(483.4)	59.4%	173.3%
Finance expense	(551.9)	(400.1)	(735.7)	33.3%	83.9%
Finance income	248.6	223.2	252.3	1.5%	13.0%
Share of profit of associates	73.6	(6.9)	94.8	28.8%	n.m.
Other income / (expense)	(3.5)	1.4	(53.0)	n.m.	n.m.
Monetary gains / (losses)	64.5	32.3	-	n.m.	n.m.
Non-controlling interests	200.7	128.9	284.4	41.7%	120.6%
Income tax expense	(160.2)	(187.3)	(234.2)	46.2%	25.0%
Net Income	359.5	257.9	141.1	(60.8%)	(45.3%)
(1) Including depreciation and amortization expenses.
(2) EBITDA is a non-GAAP financial measure. See page 15 for the reconciliation of EBITDA to net cash from operating activities.
(3) EBIT is a non-GAAP financial measure and is equal to EBITDA minus depreciation and amortization expenses.

Revenue grew by 4.3% year-on-year to TRY2,978 million (TRY2,855 million).

Turkcell Turkey revenues reached TRY2,711 million (TRY2,475 million) on 9.5% growth.

•	Consumer and Corporate revenues in total grew by 9.8% to TRY2,654 million (TRY2,417 million)

-	Voice revenues declined by 3.5% to TRY1,432 million (TRY1,484 million)

7

First Quarter 2015 Results

-	Data revenues grew by 46.2% to TRY826 million (TRY565 million) driven by the increased smartphone penetration, higher user number and rise in data consumption

-	Services and solutions revenues declined by 1.2% to TRY278 million (TRY281 million) mainly due to the decrease in messaging revenues

-	Other revenues mainly comprising our retail and call center revenues grew by 36.3% to TRY118 million (TRY87 million)

•	Wholesale revenues climbed 1.7% to TRY71 million (TRY70 million)

Turkcell International revenues declined by 38.0% to TRY193 million (TRY311 million), due mainly to devaluation of UAH against US$ in Ukraine and BYR against US$ in Belarus.

Other subsidiaries1 revenues, mainly comprising our betting business revenues, increased by 7.4% to TRY75 million (TRY70 million).

Direct cost of revenues grew by 5.0% to TRY1,829 million (TRY1,742 million), while as a percentage of revenues rising to 61.4% (61.0%). This was driven by increase in operational expenses of certain subsidiaries and other various cost items more than offsetting the decrease in interconnect costs and depreciation amortization expenses as a percentage of revenues.

The table below presents the mobile interconnect revenues and costs of Turkcell Turkey:

Million TRY	Q114	Q414	Q115	y/y %	q/q %
Interconnect revenues	253.7	281.3	278.4	9.7%	(1.0%)
as a % of revenues	10.3%	10.2%	10.3%	-	0.1pp
Interconnect costs	(241.4)	(267.1)	(261.8)	8.5%	(2.0%)
as a % of revenues	(9.8%)	(9.6%)	(9.7%)	0.1pp	(0.1pp)

Administrative expenses as a percentage of revenues fell 0.3pp to 4.7% (5.0%) year-on-year due to the decline in various cost items.

Selling and marketing expenses as a percentage of revenues declined by 0.9pp to 16.0% (16.9%) year-on-year due to decrease in selling expenses (1.0pp), as opposed to the increase in other cost items (0.1pp).

EBITDA* rose by 4.5% to TRY927 million (TRY887 million) year-on-year, while the EBITDA margin was at 31.1% (31.1%). The decrease in selling and marketing expenses by 0.9pp, as well as administrative expenses by 0.3pp was offset by increase in direct cost of revenues (excluding depreciation and amortization) by 1.2pp as a percentage of revenues.

The EBITDA of Turkcell International declined by 34.2% to TRY53 million (TRY81 million) with the negative impact of local currency devaluation in Ukraine and Belarus. Meanwhile, the EBITDA of Other subsidiaries1 improved by 15.0% to TRY43 million (TRY37 million).

Net finance expense of TRY483 million (TRY303 million) was recorded in Q115, due mainly to the increase in translation losses to TRY698 million (TRY509 million).

The table below presents translation gain and loss details:

Million TRY	Q114	Q414	Q115
Turkcell Turkey	9.2	64.3	308.2
Turkcell International	(517.7)	(447.6)	(1,008.2)
Other Subsidiaries	(0.1)	0.3	1.7
Turkcell Group	(508.6)	(383.0)	(698.3)

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First Quarter 2015 Results

Share of profit of equity accounted investees comprising our share in the net income of unconsolidated investee Fintur rose by 28.8% year-on-year to TRY94.8 million (TRY73.6 million2).

(*)EBITDA is a non-GAAP financial measure. See page 15 for the reconciliation of EBITDA to net cash from operating activities.

(1)Other subsidiaries mainly comprise our betting business and interbusiness eliminations.

(2)In Q114, share of profit of equity accounted investees also included A-Tel.

Income tax expense details in Q115 are presented in the table below:

Million TRY	Q114	Q414	Q115	y/y %	q/q %
Current Tax expense	(174.0)	(170.3)	(251.9)	44.8%	47.9%
Deferred Tax Income/expense	13.8	(17.0)	17.7	28.3%	(204.1%)
Income Tax expense	(160.2)	(187.3)	(234.2)	46.2%	25.0%

Net income fell by 60.8% to TRY141 million (TRY359 million) in Q115, mainly driven by higher translation losses and income tax expense recorded along with one-off provisions booked for commercial agreements, despite the increase in EBITDA. Higher translation losses mainly originated from 49% devaluation of UAH against US$ in Ukraine and 24% devaluation of BYR against US$ in Belarus, which was partially compensated for by the translation gain originated from 13% devaluation of TRY against US$ due to our foreign currency cash position. Moreover, as the decision to end inflationary accounting in Belarus has been taken on the back of a relatively lower inflationary environment, no monetary gain was booked in Q115, which has also impacted net income.

Excluding the foreign exchange movement impacts, monetary gain impact in relation to inflationary accounting in Belarus and one-off items, Group net income would have increased by 8.6% year-on-year to TRY655 million (TRY603 million). One-off items in Q114 were mainly related to penalties and legal provisions.

Net income impacts (million TRY)	Q114	Net income impacts (million TRY)	Q115
Net income excluding one-offs*	603	Net income excluding one-offs*	655
Translation loss	(509)	Translation loss	(698)
Minority share	209	Minority share	293
Income tax impact	(1)	Income tax impact	(62)
Monetary gain	64	Monetary gain	-
One off impacts	(7)	One off impacts	(47)
Net income reported	359	Net income reported	141

(*) Net income excluding one-off impacts is a presentation of our net income, adjusted to exclude certain items that we consider to be exceptional. However, it should not be relied upon as comparable to reported net income prepared in accordance with the IFRS that we apply. Although we expect that the specific items represented in this adjustment are non-recurring, no assurance can be given that this will be the case and that we will not be affected by similar items in the future.

Total debt as of March 31, 2015 increased to TRY4,127.3 million (US$1,581.2 million) from TRY3,697.7 million (US$1,594.6 million) as of December 31, 2014 in consolidated terms. Turkcell Turkey’s debt balance was TRY1,055.2 million (US$404.3 million), of which TRY574.6 million (US$220.2 million) was denominated in US$. The debt balance of Ukraine (including intra-group debt) was TRY2,228.8 million (US$853.9 million). Belarus had a debt balance of TRY1,814.6 million (US$695.2 million).

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First Quarter 2015 Results

TRY3,283.4 million (US$1,257.9 million) of our consolidated debt is at a floating rate, while TRY3,577.6 million (US$1,370.7 million) will mature within less than a year. (Please note that the figures in parentheses refer to US$ equivalents).

Cash flow analysis: Capital expenditures, including non-operational items, amounted to TRY755.5 million in Q115, of which TRY344 million was related to Turkcell Turkey, and TRY408 million to Turkcell International. The cash flow item noted as “other” included cash outflows in relation to change in corporate tax payment of Turkcell İletişim (TRY132 million), frequency usage fee payment (TRY495 million) and other items (TRY663 million), which is mainly related to net working capital.

Consolidated Cash Flow (million TRY)	Q114	Q414	Q115
EBITDA1	887.3	917.1	926.8
LESS:
Capex and License	(340.4)	(935.3)	(755.5)
Turkcell Turkey	(315.7)	(867.5)	(343.9)
Turkcell International2	(23.0)	(67.2)	(408.4)
Other Subsidiaries3	(1.7)	(0.6)	(3.2)
Net interest Income/ (expense)	205.4	206.1	214.9
Other	(995.9)	57.8	(1,290.6)
Net Change in Debt	103.8	94.2	46.3
Cash generated	(139.8)	339.9	(858.0)
Cash balance	7,989.1	9,031.9	8,173.8

(1) EBITDA is a non-GAAP financial measurement. See page 15 for the reconciliation of EBITDA to net cash from operating activities.
(2) The impact from the movement of reporting currency (TRY) against US$ is included in this line.
(3) Other subsidiaries comprise our betting business and interbusiness eliminations.

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First Quarter 2015 Results

Operational Review in Turkey

Summary of Operational data	Q114	Q414	Q115	y/y %	q/q %
Number of mobile subscribers (million)	34.8	34.6	34.3	(1.4%)	(0.9%)
Postpaid	14.1	15.2	15.5	9.9%	2.0%
Prepaid	20.7	19.4	18.7	(9.7%)	(3.6%)
Mobile ARPU (Average Monthly Revenue per User), blended (TRY)	21.0	23.0	22.7	8.1%	(1.3%)
Postpaid	36.3	38.0	36.9	1.7%	(2.9%)
Prepaid	10.8	11.6	11.3	4.6%	(2.6%)
Mobile ARPU (Average Monthly Revenue per User), blended (US$)	9.5	10.3	9.2	(3.2%)	(10.7%)
Postpaid	16.3	17.0	15.0	(8.0%)	(11.8%)
Prepaid	4.8	5.2	4.6	(4.2%)	(11.5%)
Mobile Churn (%)	7.8%	7.7%	7.7%	(0.1pp)	-
Mobile MOU (Average Monthly Minutes of usage per subs)blended	254.6	279.3	275.7	8.3%	(1.3%)
Number of Fixed subscriber (thousand)	942.1	1,191.3	1,271.6	35.0%	6.7%
Fiber	614.0	735.1	776.1	26.4%	5.6%
ADSL	328.1	456.2	495.5	51.0%	8.6%
Fixed Residential ARPU, blended (TRY)	47.2	48.1	47.1	(0.2%)	(2.1%)

Mobile Subscribers of Turkcell Turkey fell by 370 thousand to 34.3 million during the first quarter due to losses in the more price-sensitive prepaid segment with the increased competition. Meanwhile, we expanded our postpaid subscriber base by 313 thousand quarterly net additions mainly through pre to post switches. We believe that our network quality was a factor driving this growth. Consequently, the postpaid subscriber share in our total subscriber base has improved to 45.3% (40.5%).

Mobile Churn Rate refers to voluntarily and involuntarily disconnected subscribers. Our churn rate declined by 0.1pp year-on-year to 7.7% (7.8%) while remained flat compared to previous quarter.

Mobile ARPU grew by 8.1% to TRY22.7 (TRY21.0) in Q115 on the back of increased mobile broadband usage and higher postpaid customer base.

Mobile MoU rose by 8.3% to 275.7 minutes in Q115 driven by higher incentives and higher package utilization.

Fixed Subscribers of Turkcell Turkey reached 1.3 million with the growth of our fiber and ADSL customer base on the back of our investments into coverage, efficient sales force and diligent customer service. Fiber customers rose to 776 thousand with 41 thousand quarterly net additions while ADSL customers reached 496 thousand with 39 thousand quarterly increase. Meanwhile, our fiber network rose to 33.4 thousand km with home passes reaching 2.2 million.

11

First Quarter 2015 Results

Fixed Residential ARPU was nearly flat at TRY47.1 (TRY47.2) in Q115.

TURKCELL INTERNATIONAL

Astelit’s financial performance continued to be negatively impacted by the challenging macroeconomic environment in Ukraine. In Q115, the local currency has significantly depreciated by 49% against US$ during the quarter, which has negatively impacted Astelit’s contribution to Turkcell Group revenues, leading to substantial translation losses at the consolidated level.

Astelit sustained its top-line growth momentum, registering 18% revenue growth in local currency terms. Yet in Turkish Lira terms, revenues fell by 42.8% to TRY126 million (TRY220 million) and EBITDA declined by 44.4% to TRY39 million (TRY70 million) with an EBITDA margin of 31.0% (31.8%).

Astelit increased its three-month active subscribers to 10.3 million, registering 1.0 million net additions year-on-year.  Blended ARPU (3-month active) rose by 5.9% to UAH34.3 (UAH32.4) driven by increased data consumption. The MoU (12-month active) declined 6.7% to 155.9 minutes (167.1 minutes) in Q115 resulting from changing consumer behavior due to tough macroeconomic conditions.

Political tension prevailing in Ukraine since early 2014, has started to settle down following the ceasefire and “global political settlement” announced at the Minsk summit in February. While the conflict areas in eastern Ukraine continue to be challenging, our operations in these regions are running without major incidents.

In the 3G licence tender Astelit won the most efficient frequency band, in terms of investment and provision of high quality services, for UAH3.4 billion  (approximately US$143 million as of March 31, 2015). This investment is proof of our long-term commitment to the country where 3G can be considered an important milestone in its telecommunication sector. Having initiated pre-subscription for its 3G services, Astelit intends to launch them this summer.
Astelit*	Q114	Q414	Q115	y/y %	q/q %
Number of subscribers (million)1	12.5	13.9	13.7	9.6%	(1.4%)
Active (3 months)2	9.3	10.3	10.3	10.8%	-
MoU (minutes) (12 months)	167.1	162.8	155.9	(6.7%)	(4.2%)
ARPU (Average Monthly Revenue per User), blended (US$)	2.6	1.8	1.2	(53.8%)	(33.3%)
Active (3 months) (US$)	3.6	2.4	1.7	(52.8%)	(29.2%)
Active (3 months) (UAH)	32.4	33.3	34.3	5.9%	3.0%
Revenue (million UAH)	899.5	1,046.7	1,059.0	17.7%	1.2%
Revenue (million TRY)	220.3	167.1	126.1	(42.8%)	(24.5%)
Revenue (million US$)	99.0	74.5	51.4	(48.1%)	(31.0%)
EBITDA (million UAH)	287.7	310.4	327.5	13.8%	5.5%
EBITDA (million TRY)	70.1	49.7	39.0	(44.4%)	(21.5%)
EBITDA (million US$)3	31.5	22.2	15.9	(49.5%)	(28.4%)
EBITDA margin (UAH)	32.0%	29.7%	30.9%	(1.1pp)	1.2pp
EBITA margin (TRY)	31.8%	29.7%	31.0%	(0.8pp)	1.3pp
EBITDA margin (US$)	31.9%	29.7%	31.0%	(0.9pp)	1.3pp
Net loss (million UAH)	(2,004.9)	(2,078.7)	(5,630.0)	180.8%	170.8%
Net loss (million TRY)	(478.1)	(323.2)	(675.2)	41.2%	108.9%
Net loss (million US$)	(213.1)	(145.0)	(279.0)	30.9%	92.4%
Capex (million UAH)	75.2	327.2	3,621.6	n.m.	n.m.
Capex (million TRY)	15.0	37.7	403.2	n.m.	969.5%
Capex (million US$)	6.9	15.8	154.5	n.m.	877.8%
(1) We may occasionally offer campaigns and tariff schemes that have an active subscriber life differing from the one that we normally use to deactivate subscribers and calculate churn.
(2) Active subscribers are those who in the past three months made a revenue generating activity.
 (*) Astelit, in which we hold a 55% stake through Euroasia, has operated in Ukraine since February 2005.

12

First Quarter 2015 Results

BeST’s financial performance was negatively impacted by the macroeconomic environment in Belarus. The local currency depreciating 24% against US$ during the quarter, led BeST’s contribution to Turkcell Group revenues to decline and caused significant translation losses at the Group level.

In TRY terms, BeST’s revenues fell 25.6% to TRY30 million (TRY40 million) while its EBITDA declined to TRY0.1 million (TRY0.9 million) with an EBITDA margin of 0.3% (2.3%). In local currency terms revenue rose by 1%.

BeST*	Q114	Q414	Q115	y/y %	q/q %
Revenue (billion BYR)	175.6	198.3	176.6	0.6%	(10.9%)
Revenue (million TRY)	40.3	40.7	30.0	(25.6%)	(26.3%)
Revenue (million US$)	18.1	18.2	12.2	(32.6%)	(33.0%)
EBITDA (billion BYR)	4.1	(6.3)	0.4	(90.2%)	(106.3%)
EBITDA (million TRY)	0.9	(1.2)	0.1	(88.9%)	(108.3%)
EBITDA (million US$)3	0.4	(0.5)	0.0	(100.0%)	(100.0%)
EBITDA margin (BYR)	2.3%	(3.2%)	0.2%	(2.1pp)	3.4pp
EBITDA margin (TRY)	2.3%	(3.0%)	0.3%	(2.0pp)	3.3pp
EBITDA margin (US$)	2.4%	(3.0%)	0.0%	(2.4pp)	3.0pp
Net loss (billion BYR)	(348.3)	(941.3)	(2,163.5)	521.2%	129.8%
Net loss (million TRY)	(78.2)	(172.2)	(378.5)	384.0%	119.8%
Net loss (million US$)	(35.5)	(73.5)	(160.5)	352.1%	118.4%
Capex (billion BYR)	29.2	85.9	20.2	(30.8%)	(76.5%)
Capex (million TRY)	6.5	15.1	3.6	(44.6%)	(76.2%)
Capex (million US$)	3.0	6.4	1.4	(53.3%)	(78.1%)

(*)BeST, in which we hold a 80% stake, has operated in Belarus since July 2008. As Inflation accounting is ended starting from Q1’15, Q1’14 and Q4’14 figures presented in the table are not inflation adjusted for comparative purposes.

Fintur’s subscriber base declined by 322 thousand during the quarter, due mainly to KCell’s subscriber decline of 363 thousand. Fintur’s consolidated revenues fell by 10.4% mostly due to the decline in KCell and Azercell revenues. Kcell’s revenue decline resulted from increased competition and lower interconnect costs, while Azercell revenues decreased mainly due to devaluation of the Azerbaijani Manat (AZN) against the US$. However, Fintur’s contribution to net income rose by 15% to US$38 million (US$33 million) year-on-year due to positive foreign exchange rate effect mainly related to US$ cash balances in Azerbaijan.

13

First Quarter 2015 Results

Fintur*	Q114	Q414	Q115	y/y %	q/q %
Subscribers (million) 1	17.9	18.2	17.8	(0.6%)	(2.2%)
Kazakhstan	11.2	11.2	10.8	(3.6%)	(3.6%)
Azerbaijan	4.0	4.2	4.2	5.0%	-
Moldova	0.9	0.9	0.9	-	-
Georgia	1.9	1.9	1.9	-	-
Revenue (million US$)	432	423	387	(10.4%)	(8.5%)
Kazakhstan	259	248	233	(10.0%)	(6.0%)
Azerbaijan	124	127	113	(8.9%)	(11.0%)
Moldova	17	17	15	(11.8%)	(11.8%)
Georgia	31	31	25	(19.4%)	(19.4%)
Fintur’s contribution to Group’s net income	33	(3)	38	15.2%	n.m.

(1) Telia Sonera disclosed a change to the definition of prepaid mobile subscription for all countries of operations in its Q115 results announcement on April 21, 2015. Prepaid subscriptions are counted if the subscriber has been active during the last three months. In line with Telia Sonera’s reporting, we disclose Fintur operations’ subscriber numbers as three-month active. Prior periods are restated accordingly.
(*) We hold a 41.45% stake In Fintur, which has interests in Kazakhstan, Azerbaijan, Moldova and Georgia.

Turkcell Group Subscribers amounted to approximately 67.9 million as of March 31, 2015. This figure is calculated by taking the number of subscribers of Turkcell and each of our subsidiaries and unconsolidated investees. It includes the total number of mobile subscribers of Turkcell Turkey, Astelit and BeST, as well as of our operations in the Turkish Republic of Northern Cyprus (“Northern Cyprus”), Fintur.

Turkcell Group Mobile Subscribers* (million)	Q114	Q414	Q115	y/y %	q/q %
Turkcell	34.8	34.6	34.3	(1.4%)	(0.9%)
Ukraine	12.5	13.9	13.7	9.6%	(1.4%)
Fintur1	17.9	18.2	17.8	(0.6%)	(2.2%)
Northern Cyprus	0.4	0.4	0.4	-	-
Belarus	1.3	1.4	1.4	7.7%	-
Turkcell Europe2	0.4	0.4	0.3	(25.0%)	(25.0%)
TURKCELL GROUP	67.3	68.9	67.9	0.9%	(1.5%)

(*) Turkcell Group subscribers figure includes the subscriber figures of our non-consolidated subsidiaries.
(1) Telia Sonera disclosed a change to the definition of prepaid mobile subscription for all countries of operations in its Q115 results announcement on April 21, 2015. Prepaid subscriptions are counted if the subscriber has been active during the last three months. In line with Telia Sonera’s reporting, we disclose Fintur operations’ subscriber numbers as three-month active. Prior periods are restated accordingly.
(2) The “wholesale traffic purchase” agreement, signed between Turkcell Europe GmbH operating in Germany and Deutsche Telekom for five years in 2010, had been modified to reflect the shift in business model to a “marketing partnership”. The new agreement between Turkcell and a subsidiary of Deutsche Telekom was signed on August 27, 2014. The transfer of Turkcell Europe operations to Deutsche Telekom’s subsidiary was completed on January 15, 2015. Subscribers are still included in Turkcell Group Subscriber figure.

OVERVIEW OF THE MACROECONOMIC ENVIRONMENT

The foreign exchange rates used in our financial reporting, along with certain macroeconomic indicators, are set out below.

	Q114	Q414	Q115	y/y %	q/q %
US$ / TRY rate
Closing Rate	2.1898	2.3189	2.6102	19.2%	12.6%
Average Rate	2.2253	2.2421	2.4633	10.7%	9.9%
Consumer Price Index (Turkey)	3.6%	1.6%	3.0%	(0.6pp)	1.4pp
GDP Growth (Turkey)	4.8%	2.4%	n.a.	n.a.	n.a.
US$ / UAH rate
Closing Rate	10.95	15.77	23.44	114.1%	48.6%
Average Rate	9.15	14.09	21.18	131.5%	50.3%
US$ / BYR rate
Closing Rate	9,870	11,850	14,740	49.3%	24.4%
Average Rate	9,697	10,912	14,528	49.8%	33.1%

14

First Quarter 2015 Results

RECONCILIATION OF NON-GAAP FINANCIAL MEASUREMENTS: We believe that EBITDA is a measurement commonly used by companies, analysts and investors in the telecommunications industry that enhances the understanding of our cash generation ability and liquidity position, and assists in the evaluation of our capacity to meet our financial obligations. We also use EBITDA as an internal measurement tool, and accordingly, we believe that its presentation provides useful and relevant information to analysts and investors.  Our EBITDA definition includes Revenue, Direct Cost of Revenue excluding depreciation and amortization, Selling and Marketing expenses and Administrative expenses, but excludes translation gain/(loss), finance income, share of profit of equity accounted investees, gain on sale of investments, income/(loss) from related parties, minority interest and other income/(expense). EBITDA is not a measure of financial performance under IFRS, and should not be construed as a substitute for net earnings (loss) as a measure of performance, or cash flow from operations as a measure of liquidity. The following table provides a reconciliation of EBITDA, which is a non-GAAP financial measurement, to net cash from operating activities, which we believe is the most directly comparable financial measurement calculated and presented in accordance with IFRS.

Turkcell Group (million US$)	Q114	Q414	Q115	y/y %	q/q %
EBITDA	399.2	409.1	376.6	(5.7%)	(7.9%)
Income tax expense	(72.1)	(83.5)	(95.2)	32.0%	14.0%
Other operating income / (expense)	(2.1)	(1.3)	(3.4)	61.9%	161.5%
Financial income / (expense)	(16.2)	3.9	3.7	(122.8%)	(5.1%)
Net increase / (decrease) in assets and liabilities	(386.7)	14.9	(571.5)	47.8%	n.m.
Net cash from operating activities	(77.9)	343.1	(289.8)	272.0%	(184.5%)

15

First Quarter 2015 Results

FORWARD-LOOKING STATEMENTS: This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Safe Harbor provisions of the US Private Securities Litigation Reform Act of 1995. This includes, in particular, our targets for revenue, EBITDA and capex in 2015 and our 4G and 3G development in Turkey and Ukraine, respectively. More generally, all statements other than statements of historical facts included in this press release, including, without limitation, certain statements regarding our operations, financial position and business strategy may constitute forward-looking statements.  In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as, among others, “will,” “expect,” “intend,” “estimate,” “believe”, “continue” and “guidance”.
Although Turkcell believes that the expectations reflected in such forward-looking statements are reasonable at this time, it can give no assurance that such expectations will prove to be correct.  All subsequent written and oral forward-looking statements attributable to us are expressly qualified in their entirety by reference to these cautionary statements. For a discussion of certain factors that may affect the outcome of such forward looking statements, see our Annual Report on Form 20-F for 2014 filed with the U.S. Securities and Exchange Commission, and in particular the risk factor section therein. We undertake no duty to update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

ABOUT TURKCELL: Turkcell is an integrated communication and technology services player in Turkey. Turkcell Group has approximately 67.9 million mobile subscribers in nine countries as of March 31, 2015. Turkcell was one of the first among the global operators to have implemented HSPA+. It has announced two new HSPA+ Technologies on its 3G network to meet rising data usage. Having successfully integrated 3C-HSDPA and DC-HSUPA Technologies, it became the first mobile operator in the world to enable peak speed of 63.3 Mbps downlink while also enabled an 11.5 Mbps uplink on a 3G network. Turkcell is the first telecom operator to offer households fiber broadband connection at speeds of up to 1,000 Mbps in Turkey. As of March 2015, Turkcell’s population coverage is at 99.81% in 2G and 92.01% in 3G.  Turkcell Group reported a TRY3.0 billion (US$1.2 billion) revenue with total assets of TRY24.0 billion (US$9.2 billion) as of March 31, 2015. It has been listed on the NYSE and the BIST since July 2000, and is the only NYSE-listed company in Turkey. Read more at www.turkcell.com.tr

For further information please contact Turkcell

Investor Relations Tel: + 90 212 313 1888 investor.relations@turkcell.com.tr	Corporate Communications: Tel: + 90 212 313 2321 Turkcell-Kurumsal-Iletisim@turkcell.com.tr

This press release can also be viewed using the Turkcell Investor Relation app, which can be downloaded here for iOS, and here for Android mobile devices.

16

First Quarter 2015 Results

Appendix A – Mapping of New Revenue Breakdown of Turkcell Turkey

TRY Million		REVENUE BREAKDOWN – OLD REPORTING
		SUPERONLINE	TURKCELL TURKEY				OTHER
	Q115	Fixed Broadband	Voice	Mobile Broadband	Messaging	Mobile Services	SUBS	REPORTED
REVENUE	CONSUMER & CORPORATE							2,654
BREAKDOWN	Voice	0	1,432	-	-	-	-	1,432
- NEW	Data	220	-	606	-	-	-	826
REPORTING	Services & Solutions	13	-	-	136	124	5	278
	Other	11	26	-	-	-	82	118
	WHOLESALE	38	26	-	-	-	7	71
	OTHER	68	1	-	-	-	(83)	(14)
		349	1,485	606	136	124	12	2,711

Explanatory note on definitions for Turkcell Turkey:

•	The revenue breakdown of “consumer and corporate” mainly comprise of the following:

o	Voice: Outgoing, incoming and roaming revenues of our mobile subscribers.

o	Data: mobile broadband, fixed broadband and fixed voice over IP services revenues, datacenter, cloud, hosting and satellite revenues.

o	Services: mobile services, fixed services, and SMS revenues

o	Other: call center revenues, sales through flagship retail stores and equipment, support and installations, simcard revenues and monthly fees.

•	Wholesale revenues include mainly our carrier business, visitor roaming, mobile international incoming revenues.

•	Other include consolidation eliminations.

17

First Quarter 2015 Results

Appendix B – Historical Group Revenues

TRY MILLION
	Q1 2013	Q1 2014	Q1 2015
TURKCELL GROUP	2,688	2,855	2,978
TURKCELL TURKEY1	2,394	2,475	2,711
CONSUMER	1,915	1,930	2,122
CORPORATE	439	487	532
WHOLESALE	50	70	71
TURKCELL INTERNATIONAL	245	311	193
OTHER SUBSIDIARIES2	50	70	75

1 Turkcell Turkey revenues include eliminations
2 Other subsidiaries include betting business in Turkey and Azerbaijan and Group eliminations

18

TURKCELL ILETISIM HIZMETLERI A.S. TURKISH ACCOUNTING STANDARDS SELECTED FINANCIALS (TRY Million)

	Quarter Ended	Quarter Ended	Year Ended	Quarter Ended
	March 31,	December 31,	December 31,	March 31,
	2014	2014	2014	2015

Consolidated Statement of Operations Data
Revenues
Turkcell Turkey	2,474.6	2,770.5	10,636.9	2,710.5
Consumer	1,930.3	2,170.2	8,298.5	2,122.1
Corporate	486.6	551.9	2,073.3	531.7
Other	57.7	48.4	265.1	56.7
Turkcell International	311.0	254.3	1,137.9	192.9
Other	69.6	78.4	268.8	74.8
Total revenues	2,855.2	3,103.2	12,043.6	2,978.2
Direct cost of revenues	(1,740.9)	(1,972.2)	(7,380.8)	(1,828.0)
Gross profit	1,114.3	1,131.0	4,662.8	1,150.2
Administrative expenses	(142.1)	(146.8)	(562.7)	(140.8)
Selling & marketing expenses	(483.1)	(517.8)	(1,974.6)	(476.3)
Other Operating Income / (Expense)	255.9	269.4	1,053.6	569.9
Operating profit before financing and investing costs	745.0	735.8	3,179.1	1,103.0
Income from investing activities	4.9	5.4	20.0	3.6
Expense from investing activities	(10.8)	9.3	(16.8)	(22.4)
Share of profit of equity accounted investees	73.6	(6.9)	207.3	94.8
Income before financing costs	812.7	743.6	3,389.6	1,179.0
Finance expense	(556.7)	(459.8)	(1,424.9)	(1,087.5)
Monetary gain/(loss)	64.5	32.3	205.1	-
Income before tax and non-controlling interest	320.5	316.1	2,169.8	91.5
Income tax expense	(160.6)	(187.1)	(731.1)	(234.3)
Income before non-controlling interest	159.9	129.0	1,438.7	(142.8)
Non-controlling interest	200.7	128.9	428.2	284.4
Net income	360.6	257.9	1,866.9	141.6

Net income per share	0.16	0.12	0.85	0.06

Other Financial Data

Gross margin	39.0%	36.4%	38.7%	38.6%
EBITDA(*)	887.3	917.1	3,761.8	926.8
Capital expenditures	340.4	935.3	2,144.8	755.5

Consolidated Balance Sheet Data (at period end)
Cash and cash equivalents	7,989.1	9,031.9	9,031.9	8,173.8
Total assets	21,480.5	23,668.3	23,668.3	23,952.5
Long term debt	1,363.5	1,247.9	1,247.9	549.7
Total debt	3,515.5	3,697.7	3,697.7	4,127.3
Total liabilities	6,478.1	6,979.5	6,979.5	11,046.5
Total shareholders’ equity / Net Assets	15,002.4	16,688.8	16,688.8	12,906.0

** For further details, please refer to our consolidated financial statements and notes as at 31 March 2015 on our web site.

TURKCELL ILETISIM HIZMETLERI A.S. IFRS SELECTED FINANCIALS (TRY Million)

	Quarter Ended	Quarter Ended	Year Ended	Quarter Ended
	March 31,	December 31,	December 31,	March 31,
	2014	2014	2014	2015

Consolidated Statement of Operations Data
Revenues
Turkcell Turkey	2,474.6	2,770.5	10,636.9	2,710.5
Consumer	1,930.3	2,170.2	8,298.5	2,122.1
Corporate	486.6	551.9	2,073.3	531.7
Other	57.7	48.4	265.1	56.7
Turkcell International	311.0	254.3	1,137.9	192.9
Other	69.6	78.4	268.8	74.8
Total revenues	2,855.2	3,103.2	12,043.6	2,978.2
Direct cost of revenues	(1,742.3)	(1,972.2)	(7,383.9)	(1,828.6)
Gross profit	1,112.9	1,131.0	4,659.7	1,149.6
Administrative expenses	(142.1)	(146.8)	(562.7)	(140.8)
Selling & marketing expenses	(483.1)	(517.8)	(1,974.6)	(476.3)
Other Operating Income / (Expense)	(3.5)	1.4	(76.3)	(53.0)

Operating profit before financing costs	484.2	467.8	2,046.1	479.5
Finance costs	(551.9)	(400.1)	(1,247.0)	(735.7)
Finance income	248.6	223.2	955.4	252.3
Monetary gain/(loss)	64.5	32.3	205.1	-
Share of profit of equity accounted investees	73.6	(6.9)	207.3	94.8
Income before taxes and minority interest	319.0	316.3	2,166.9	90.9
Income tax expense	(160.2)	(187.3)	(730.4)	(234.2)
Income before minority interest	158.8	129.0	1,436.5	(143.3)
Non-controlling interests	200.7	128.9	428.2	284.4
Net income	359.5	257.9	1,864.7	141.1

Net income per share	0.16	0.12	0.85	0.06

Other Financial Data

Gross margin	39.0%	36.4%	38.7%	38.6%
EBITDA(*)	887.3	917.1	3,761.8	926.8
Capital expenditures	340.4	935.3	2,144.8	755.5

Consolidated Balance Sheet Data (at period end)
Cash and cash equivalents	7,989.1	9,031.9	9,031.9	8,173.8
Total assets	21,508.1	23,694.2	23,694.2	23,977.7
Long term debt	1,363.5	1,247.9	1,247.9	549.7
Total debt	3,515.5	3,697.7	3,697.7	4,127.3
Total liabilities	6,482.4	6,983.6	6,983.6	11,050.4
Total shareholders’ equity / Net Assets	15,025.6	16,710.6	16,710.6	12,927.3

** For further details, please refer to our consolidated financial statements and notes as at 31 March 2015 on our web site.

TURKCELL ILETISIM HIZMETLERI A.S. IFRS SELECTED FINANCIALS (US$ MILLION)

	Quarter Ended	Quarter Ended	Year Ended	Quarter Ended
	March 31,	December 31,	December 31,	March 31,
	2014	2014	2014	2015

Consolidated Statement of Operations Data
Revenues
Turkcell Turkey	1,112.6	1,235.6	4,872.9	1,101.2
Consumer	867.9	967.8	3,801.5	862.1
Corporate	218.8	246.2	949.5	216.0
Other	25.9	21.6	121.9	23.1
Turkcell International	140.1	113.0	519.9	78.4
Other	31.3	34.0	120.1	30.3
Total revenues	1,284.0	1,382.6	5,512.9	1,209.9
Direct cost of revenues	(783.6)	(877.6)	(3,375.5)	(743.0)
Gross profit	500.4	505.0	2,137.4	466.9
Administrative expenses	(63.9)	(65.2)	(256.8)	(57.2)
Selling & marketing expenses	(217.1)	(230.7)	(903.1)	(193.3)
Other Operating Income / (Expense)	(1.5)	0.6	(35.5)	(21.1)

Operating profit before financing costs	217.9	209.7	942.0	195.3
Finance expense	(246.6)	(175.4)	(559.3)	(310.4)
Finance income	111.7	98.9	437.5	102.6
Monetary gain/(loss)	29.5	12.6	88.4	-
Share of profit of equity accounted investees	33.1	(2.7)	96.6	38.2
Income before taxes and minority interest	145.6	143.1	1,005.2	25.7
Income tax expense	(72.1)	(83.5)	(334.6)	(95.2)
Income before minority interest	73.5	59.6	670.6	(69.5)
Minority interest	89.4	57.9	194.3	117.6
Net income	162.9	117.5	864.9	48.1

Net income per share	0.07	0.05	0.39	0.02

Other Financial Data

Gross margin	39.0%	36.5%	38.8%	38.6%
EBITDA(*)	399.2	409.1	1,725.2	376.6
Capital expenditures	155.4	394.2	924.9	289.4

Consolidated Balance Sheet Data (at period end)
Cash and cash equivalents	3,648.3	3,894.9	3,894.9	3,131.5
Total assets	9,821.9	10,217.9	10,217.9	9,186.2
Long term debt	622.7	538.1	538.1	210.6
Total debt	1,605.4	1,594.6	1,594.6	1,581.2
Total liabilities	2,960.3	3,011.6	3,011.6	4,233.5
Total equity	6,861.6	7,206.3	7,206.3	4,952.6

* Please refer to the notes on reconciliation of Non-GAAP Financial measures on page 11
** For further details, please refer to our consolidated financial statements and notes as at 31 March 2015 on our web site.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at 31 March 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

	Note	31 March 2015	31 December 2014
Assets
Property, plant and equipment	9	2,219,558	2,541,547
Intangible assets	10	1,056,145	1,055,411
GSM and other telecommunication operating licenses		512,352	432,140
Computer software		504,270	576,482
Other intangible assets		39,523	46,789
Investment property		5,082	5,778
Investments in equity accounted investees	11	231,736	287,869
Other non-current assets		219,431	226,651
Trade receivables		311,237	336,334
Deferred tax assets		23,464	25,475
Total non-current assets		4,066,653	4,479,065

Inventories		27,078	30,757
Other investments		2,578	8,344
Due from related parties	21	11,321	5,579
Trade receivables and accrued income	12	1,470,766	1,510,421
Other current assets	13	476,273	288,803
Cash and cash equivalents	14	3,131,497	3,894,898
Total current assets		5,119,513	5,738,802

Total assets		9,186,166	10,217,867

Equity
Share capital		1,636,204	1,636,204
Share premium		434	434
Capital contributions		22,772	22,772
Reserves		(4,181,606)	(3,586,074)
Retained earnings		7,677,803	9,298,013
Total equity attributable to equity holders of Turkcell Iletisim Hizmetleri AS		5,155,607	7,371,349
Non-controlling interests		(202,982)	(165,068)

Total equity		4,952,625	7,206,281

Liabilities
Loans and borrowings	17	210,606	538,128
Employee benefits		39,413	41,519
Provisions		106,431	120,051
Other non-current liabilities		132,310	133,490
Deferred tax liabilities		12,449	26,009
Total non-current liabilities		501,209	859,197

Loans and borrowings	17	1,370,729	1,056,808
Income taxes payable		91,547	66,749
Trade and other payables		767,930	891,424
Due to related parties	21	1,407,432	10,624
Deferred income		58,892	70,906
Provisions		35,802	55,878
Total current liabilities		3,732,332	2,152,389

Total liabilities		4,233,541	3,011,586

Total equity and liabilities		9,186,166	10,217,867

The notes on page 7 to 89 are an integral part of these condensed interim consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENT OF PROFIT OR LOSS
For the three months ended 31 March 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

		Three months ended 31 March
	Note	2015	2014

Revenue		1,209,909	1,284,021
Direct costs of revenue		(743,035)	(783,556)
Gross profit		466,874	500,465

Other income		6,952	3,891
Selling and marketing expenses		(193,293)	(217,083)
Administrative expenses		(57,232)	(63,910)
Other expenses		(27,983)	(5,491)
Results from operating activities		195,318	217,872

Finance income	7	102,563	111,714
Finance expense	7	(310,446)	(246,551)
Net finance income / (expense)		(207,883)	(134,837)

Monetary gain		-	29,447
Share of profit of equity accounted investees		38,254	33,119
Profit before income tax		25,689	145,601

Income tax expense	8	(95,230)	(72,156)
(Loss) / Profit for the period		(69,541)	73,445

Profit / (loss) attributable to:
Owners of Turkcell Iletisim Hizmetleri AS		48,081	162,853
Non-controlling interest		(117,622)	(89,408)
(Loss) / Profit for the period		(69,541)	73,445

Basic and diluted earnings per share	16	0.02	0.07
(in full USD)

The notes on page 7 to 88 are an integral part of these condensed interim consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME
For the three months ended 31 March 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

	Three months ended 31 March
	2015	2014

(Loss) / Profit for the period	(69,541)	73,445

Other comprehensive income / (expense):

Items that will not be reclassified to profit or loss:
Foreign currency translation differences	(757,406)	(175,920)
Actuarial loss arising from employee benefits	(380)	(537)
Tax effect of actuarial loss from employee benefits	60	83
	(757,726)	(176,374)
Items that will or may be reclassified subsequently to profit or loss:
Change in cash flow hedge reserve	210	176
Foreign currency translation differences	168,066	78,516
Share of foreign currency translation differences of the equity accounted investees	(148,320)	(18,875)
Tax effect of foreign currency translation differences	3,019	944
	22,975	60,761
Other comprehensive expense for the period, net of income tax	(734,751)	(115,613)

Total comprehensive income / (expense) for the period	(804,292)	(42,168)

Total comprehensive income / (expense) attributable to:
Owners of Turkcell Iletisim Hizmetleri AS	(767,782)	517
Non-controlling interests	(36,510)	(42,685)
Total comprehensive (expense) for the period	(804,292)	(42,168)
(1

The notes on page 7 to 88 are an integral part of these condensed interim consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
For the three months ended 31 March 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

	Attributable to equity holders of the Company
	Share Capital	Capital Contribution	Share Premium	Legal Reserves	Cash Flow Hedge Reserves	Reserve for Non-Controlling Interest Put Option	Translation Reserve	Retained Earnings	Total	Non-Controlling Interest	Total Equity

Balance at 1 January 2014	1,636,204	22,772	434	537,664	(848)	(357,063)	(3,285,187)	8,435,045	6,989,021	(85,055)	6,903,966
Total comprehensive income/(expense)
Profit/(loss) for the period	-	-	-	-	-	-	-	162,853	162,853	(89,408)	73,445
Other comprehensive income/(expense)
Foreign currency translation differences, net of tax	-	-	-	-	-	(1,713)	(160,345)	-	(162,058)	46,723	(115,335)
Defined benefit plan actuarial losses	-	-	-	-	-	-		(454)	(454)	-	(454)
Change in cash flow hedge reserve	-	-	-	-	176	-		-	176	-	176
Total other comprehensive income/(expense)	-	-	-	-	176	(1,713)	(160,345)	(454)	(162,336)	46,723	(115,613)
Total comprehensive income/(expense)	-	-	-	-	176	(1,713)	(160,345)	162,399	517	(42,685)	(42,168)
Dividend	-	-	-	-	-	-	-	-	-	(154)	(154)
Change in non-controlling interests	-	-	-	-	-	-	-	-	-	6	6
Balance at 31 March 2014	1,636,204	22,772	434	537,664	(672)	(358,776)	(3,445,532)	8,597,444	6,989,538	(127,888)	6,861,650
Total comprehensive income/(expense)
Profit / (loss) for the period	-	-	-	-	-	-	-	702,071	702,071	(104,931)	597,140
Other comprehensive income/(expense)
Foreign currency translation differences, net of tax	-	-	-	-	-	(3,669)	(350,831)	-	(354,500)	69,723	(284,777)
Defined benefit plan actuarial losses	-	-	-	-	-	-	-	182	182	-	182
Change in cash flow hedge reserve	-	-	-	-	362	-	-	-	362	-	362
Total other comprehensive income/(expense), net of tax	-	-	-	-	362	(3,669)	(350,831)	182	(353,956)	69,723	(284,233)
Total comprehensive income/(expense)	-	-	-	-	362	(3,669)	(350,831)	702,253	348,115	(35,208)	312,907
Dividend	-	-	-	-	-	-	-	-	-	(3,618)	(3,618)
Net change in fair value of minority put option	-	-	-	-	-	35,380	-	-	35,380	-	35,380
Change in non-controlling interest	-	-	-	-	-	-	-	-	-	(38)	(38)
Acquisition of non-controlling interest	-	-	-	-	-	-	-	(1,684)	(1,684)	1,684	-
Balance at 31 December 2014	1,636,204	22,772	434	537,664	(310)	(327,065)	(3,796,363)	9,298,013	7,371,349	(165,068)	7,206,281

Balance at 1 January 2015	1,636,204	22,772	434	537,664	(310)	(327,065)	(3,796,363)	9,298,013	7,371,349	(165,068)	7,206,281
Total comprehensive income/(expense)
Profit/(loss) for the period	-	-	-	-	-	-	-	48,081	48,081	(117,622)	(69,541)
Other comprehensive income/(expense)
Foreign currency translation differences, net of tax	-	-	-	-	-	(6,944)	(808,809)	-	(815,753)	81,112	(734,641)
Defined benefit plan actuarial losses	-	-	-	-	-	-	-	(320)	(320)	-	(320)
Change in cash flow hedge reserve	-	-	-	-	210	-	-	-	210	-	210
Total other comprehensive income/(expense)	-	-	-	-	210	(6,944)	(808,809)	(320)	(815,863)	81,112	(734,751)
Total comprehensive income/(expense)	-	-	-	-	210	(6,944)	(808,809)	47,761	(767,782)	(36,510)	(804,292)
Transfer to legal reserves	-	-	-	132,068	-	-	-	(132,068)	-	-	-
Dividend (Note 15)	-	-	-	-	-	-	-	(1,535,903)	(1,535,903)	(1,404)	(1,537,307)
Net change in fair value of minority put option	-	-	-	-	-	87,943	-	-	87,943	-	87,943
Change in non-controlling interests	-	-	-	-	-	-	-	-	-	-	-
Balance at 31 March 2015	1,636,204	22,772	434	669,732	(100)	(246,066)	(4,605,172)	7,677,803	5,155,607	(202,982)	4,952,625

The notes on page 7 to 88 are an integral part of these condensed interim consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS
For the three months ended 31 March 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

		Three months 31 March
	Note	2015	2014
Cash flows from operating activities
Profit for the period		(69,541)	73,445
Adjustments for:
Depreciation and impairment of fixed assets and investment property	9	109,392	127,878
Amortization of intangible assets	10	50,863	51,876
Net finance income		(90,840)	(92,342)
Income tax expense		95,230	72,156
Share of profit of equity accounted investees	11	(38,254)	(33,119)
Gain on sale of property, plant and equipment		(877)	(606)
Unrealised foreign exchange and monetary gains / losses		166,508	198,517
Allowance for trade receivables and due from related parties	18	19,233	19,145
Change in deferred income and other provisions		18,470	(9,003)
		260,184	407,947

Change in trade receivables	12	(116,759)	(79,820)
Change in due from related parties	21	(5,834)	(847)
Change in inventories		(55)	2,386
Change in other current assets	13	(167,123)	(208,401)
Change in other non-current assets		(9,988)	5,343
Change in due to related parties	21	(1,951)	7,894
Change in trade and other payables		(137,765)	(83,432)
Change in other non-current liabilities		1,958	3,569
Change in employee benefits		2,148	2,705
Change in provisions		(32,121)	(47,448)
		(207,306)	9,896

Interest paid		(5,505)	(12,474)
Income tax paid		(77,003)	(75,349)
Net cash used in operating activities		(289,814)	(77,927)
Cash flows from investing activities
Acquisition of property, plant and equipment	9	(109,067)	(117,039)
Acquisition of intangible assets	10	(178,090)	(36,801)
Proceeds from sale of property, plant and equipment		1,384	1,215
Proceeds from currency option contracts		244	527
Payment of currency option contracts premium		-	(15)
Acquisition of financial assets		-	(9,476)
Proceeds from sale of financial asset		5,123	-
Interest received		97,928	104,880
Advances paid for acquisition for property, plant and equipment		(8,299)	-
Net cash (used in) investing activities		(190,777)	(56,709)

Cash flows from financing activities
Proceeds from issuance of loans and borrowings		608,945	575,486
Repayment of borrowings		(591,858)	(528,301)
Change in non-controlling interest		-	6
Dividends paid		(1,404)	(154)
Increase in cash collateral related to loans		(50,000)	-
Net cash (used in) / generated by financing activities		(34,317)	47,037

Net (decrease) in cash and cash equivalents		(514,908)	(87,599)
Cash and cash equivalents at 1 January	14	3,894,898	3,808,471
Effects of foreign exchange rate fluctuations on cash and cash equivalents		(248,493)	(72,567)

Cash and cash equivalents at 31 March	14	3,131,497	3,648,305

The notes on page 7 to 88 are an integral part of these condensed interim consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

Notes to the condensed interim consolidated financial statements

 Page
1. Reporting entity	7
2. Basis of preparation	7
3. Significant accounting policies	8
4. Critical accounting judgments and key sources of estimation uncertainty	12
5. Operating segments	14
6. Seasonality of operations	18
7. Finance income and costs	19
8. Income tax expense	19
9. Property, plant and equipment	20
10. Intangible assets	22
11. Investments in equity accounted investees	26
12. Trade receivables and accrued income	27
13. Other current assets	27
14. Cash and cash equivalents	28
15. Dividends	28
16. Earnings per share	29
17. Loans and borrowings	30
18. Financial instruments	33
19. Guarantees and purchase obligations	37
20. Commitments and contingencies	37
21. Related parties	83
22. Subsidiaries	88
23. Subsequent events	88

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

1.	Reporting entity

Turkcell Iletisim Hizmetleri Anonim Sirketi (the “Company”) was incorporated in Turkey on 5 October 1993 and commenced its operations in 1994. The address of the Company’s registered office is Turkcell Plaza, Mesrutiyet Caddesi No: 71, 34430 Tepebasi/Istanbul. It is engaged in establishing and operating a Global System for Mobile Communications (“GSM”) network in Turkey and regional states.

The condensed interim consolidated financial statements of the Company as at and for the three months ended 31 March 2015 comprise the Company and its subsidiaries (together referred to as the “Group”) and the Group’s interest in one associate.

The consolidated financial statements of the Company as at and for the year ended 31 December 2014 are available upon request from the Company’s registered office at Turkcell Plaza, Mesrutiyet Caddesi No: 71, 34430 Tepebasi / Istanbul or at www.turkcell.com.tr.

2.	Basis of preparation

The same accounting policies, presentation and methods of computation have been followed in these condensed interim consolidated financial statements as were applied in the preparation of the Group’s consolidated financial statements as at and for the year ended 31 December 2014 other than the adoption of the following new standards or amendments to the standards which are effective for the annual periods on or after 1 January 2015 and the restatement of segment information (Note 5).

The effects of the new standards or amendments to the standards adopted are explained in Note 3b.

The consolidated financial statements are presented in US Dollars (“USD” or “$”), rounded to the nearest thousand. Moreover, all financial information expressed in Turkish Lira (“TL”), Euro (“EUR”) and Ukrainian Hryvnia (“UAH”) and Belarusian Ruble (“BYR”) has been rounded to the nearest thousand. The functional currency of the Company and its consolidated subsidiaries located in Turkey and Turkish Republic of Northern Cyprus is TL. The functional currency of Euroasia Telecommunications Holding BV (“Euroasia”) and Financell BV (“Financell”) is USD. The functional currency of Eastasian Consortium BV (“Eastasia”), Beltur Coöperatief UA, and Turkcell Europe is EUR. The functional currency of LLC Astelit (“Astelit”), LLC Global Bilgi (“Global LLC”) and UkrTower LLC (“UkrTower”) is UAH. The functional currency of Belarusian Telecommunication Network (“Belarusian Telecom”) and LLC Lifetech is BYR. The functional currency of Azerinteltek QSC (“Azerinteltek”) is Azerbaijan Manat.

The condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and in accordance with International Accounting Standard (“IAS”) 34 “Interim Financial Reporting”. They do not include all of the information required for full annual financial statements and should be read in conjunction with the consolidated financial statements of the Group as at and for the year ended 31 December 2014.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

2.	Basis of preparation

The Group’s audited consolidated financial statements prepared as at and for the years ended 31 December 2010, 2011, 2012, 2013 and 2014 were approved by the General Assembly on 26 March 2015.

The Group’s condensed interim consolidated financial statements as at and for the period ended 31 March 2015 were approved by the Board of Directors on 29 April 2015.

The Company selected the presentation form of “function of expense” for the statement of comprehensive income in accordance with IAS 1 “Presentation of Financial Statements”.

3.	Significant accounting policies

a)	Comparative Information and Revision of Prior Period Financial Statements

The condensed interim consolidated financial statements of the Group have been prepared with the prior periods on a comparable basis in order to give consistent information about the financial position and performance. If the presentation or classification of the financial statements is changed, in order to maintain consistency, the financial statements of the prior periods are also reclassified in line with the related changes.

b)	New and Revised International Financial Reporting Standards

(i)	Amendments to IFRSs affecting amounts reported and/or disclosures in the financial statements

None.

(ii)	New and Revised IFRSs applied with no material effect on the consolidated financial statements

Amendments to IAS 19	Defined Benefit Plans: Employee Contributions 1
Annual Improvements to 2010-2012 Cycle	IFRS 2, IFRS 3, IFRS 8, IFRS 13, IAS 16 and IAS 38, IAS 24 1
Annual Improvements to 2011-2013 Cycle	IFRS 1, IFRS 3, IFRS 13, IAS 40 1

1 Effective for annual periods beginning on or after 1 July 2014.

Amendments to IAS 19 Defined Benefit Plans: Employee Contributions

This amendment clarifies the requirements that relate to how contributions from employees or third parties that are linked to service should be attributed to periods of service. In addition, it permits a practical expedient if the amount of the contributions is independent of the number of years of service, in that contributions, can, but are not required, to be recognised as a reduction in the service cost in the period in which the related service is rendered.

Annual Improvements to 2010-2012 Cycle

IFRS 2: Amends the definitions of ‘vesting condition’ and ‘market condition’ and adds definitions for ‘performance condition’ and ‘service condition’.

IFRS 3: Require contingent consideration that is classified as an asset or a liability to be measured at fair value at each reporting date.

IFRS 8: Requires disclosure of the judgements made by management in applying the aggregation criteria to operating segments, clarify reconciliations of segment assets only required if segment assets are reported regularly.

IFRS 13: Clarify that issuing IFRS 13 and amending IFRS 9 and IAS 39 did not remove the ability to measure certain short-term receivables and payables on an undiscounted basis (amends basis for conclusions only).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

3.	Significant accounting policies (continued)

b)	New and Revised International Financial Reporting Standards (continued)

(ii)	New and Revised IFRSs applied with no material effect on the consolidated financial statements (continued)

IAS 16 and IAS 38: Clarify that the gross amount of property, plant and equipment is adjusted in a manner consistent with a revaluation of the carrying amount.

IAS 24: Clarify how payments to entities providing management services are to be disclosed.

Annual Improvements to 2011-2013 Cycle

IFRS 1: Clarify which versions of IFRSs can be used on initial adoption (amends basis for conclusions only).

IFRS 3: Clarify that IFRS 3 excludes from its scope the accounting for the formation of a joint arrangement in the financial statements of the joint arrangement itself.

IFRS 13: Clarify the scope of the portfolio exception in paragraph 52.

IAS 40: Clarifying the interrelationship of IFRS 3 and IAS 40 when classifying property as investment property or owner-occupied property.

(iii)	New and revised IFRSs in issue but not yet effective

The Company the Group has not applied the following new and revised IFRSs that have been issued but are not yet effective:

IFRS 9	Financial Instruments 4
IFRS 14	Regulatory Deferral Accounts 1
Amendments to IFRS 11	Accounting for Acquisition of Interests in Joint operations 1
Amendments to IAS 16 and IAS 38	Clarification of Acceptable Methods of Depreciation and Amortisation 1
Amendments to IAS 16 and IAS 41	Agriculture: Bearer Plants 1
IFRS 15	Revenue from Contracts with Customers 3
Amendments to IAS 27	Equity Method in Separate Financial Statements 1
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture 1
Annual Improvements to 2012-2014 Cycle	IFRS 5, IFRS 7, IAS 9, IAS 34 2
Amendments to IAS 1	Disclosure Initiative 1
Amendments to IFRS 10, IFRS 12 and IAS 28	Investment Entities: Applying the Consolidation Exception 1

1 Effective for annual periods beginning on or after 1 January 2016.
2 Effective for annual periods beginning on or after 1 July 2016.
3 Effective for annual periods beginning on or after 1 January 2017.
4 Effective for annual periods beginning on or after 1 January 2018.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

3.	Significant accounting policies (continued)

b)	New and Revised International Financial Reporting Standards (continued)

(iii)	New and revised IFRSs in issue but not yet effective (continued)

IFRS 9 Financial Instruments

IFRS 9, issued in November 2009, introduces new requirements for the classification and measurement of financial assets. IFRS 9 was amended in October 2010 to include requirements for the classification and measurement of financial liabilities and for derecognition, and in November 2013 to include the new requirements for general hedge accounting. Another revised version of IFRS 9 was issued in July 2014 mainly to include a) impairment requirements for financial assets and b) limited amendments to the classification and measurement requirements by introducing a “fair value through other comprehensive income (“FVTOCI”) measurement category for certain simple debt instruments.

IFRS 14 Regulatory Deferral Accounts

IFRS 14 Regulatory Deferral Accounts permits an entity which is a first-time adopter of International Financial Reporting Standards to continue to account, with some limited changes, for ‘regulatory deferral account balances’ in accordance with its previous GAAP, both on initial adoption of IFRS and in subsequent financial statements.

IFRS 14 was issued by the IASB on 30 January 2014 and is applies to an entity’s first annual IFRS financial statements for a period beginning on or after 1 January 2016.

Amendments to IFRS 11 Accounting for Acquisition of Interests in Joint operations

This amendment requires an acquirer of an interest in a joint operation in which the activity constitutes a business to:

•	apply all of the business combinations accounting principles in IFRS 3 and other IFRSs, except for those principles that conflict with the guidance in IFRS 11,
•	disclose the information required by IFRS 3 and other IFRSs for business combinations.

Amendments to IAS 16 and IAS 38 Clarification of Acceptable Methods of Depreciation and Amortisation

This amendment

• clarify that a depreciation method that is based on revenue that is generated by an activity that includes the use of an asset is not appropriate for property, plant and equipment

• introduce a rebuttable presumption that an amortisation method that is based on the revenue generated by an activity that includes the use of an intangible asset is inappropriate, which can only be overcome in limited circumstances where the intangible asset is expressed as a measure of revenue, or when it can be demonstrated that revenue and the consumption of the economic benefits of the intangible asset are highly correlated.

The amendment also adds guidance that expected future reductions in the selling price of an item that was produced using an asset could indicate the expectation of technological or commercial obsolescence of the asset, which, in turn, might reflect a reduction of the future economic benefits embodied in the asset.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

3.	Significant accounting policies (continued)

b)	New and Revised International Financial Reporting Standards (continued)

(iii)	New and revised IFRSs in issue but not yet effective (continued)

Amendments to IAS 16 and IAS 41 Agriculture: Bearer Plants

This amendment include ‘bearer plants’ within the scope of IAS 16 rather than IAS 41, allowing such assets to be accounted for a property, plant and equipment and measured after initial recognition on a cost or revaluation basis in accordance with IAS 16. The amendment also introduces a definition of ‘bearer plants’ as a living plant that is used in the production or supply of agricultural produce, is expected to bear produce for more than one period and has a remote likelihood of being sold as agricultural produce, except for incidental scrap sales, and clarifies that produce growing on bearer plants remains within the scope of
IAS 41.

IFRS 15 Revenue from Contracts with Customers

IFRS 15 provides a single, principles based five-step model to be applied to all contracts with customers.

The five steps in the model are as follows:
•	Identify the contract with the customer,
•	Identify the performance obligations in the contract,
•	Determine the transaction price,
•	Allocate the transaction price to the performance obligations in the contracts,
•	Recognise revenue when the entity satisfies a performance obligation.

Amendments to IAS 27 Equity Method in Separate Financial Statements

This amendment permits investments in subsidiaries, joint ventures and associates to be optionally accounted for using the equity method in separate financial statements.

Amendments to IFRS 10 and IAS 28 Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

This amendment clarifies the treatment of the sale or contribution of assets from an investor to its associate or joint venture.

Annual Improvements 2012-2014 Cycle

IFRS 5: Adds specific guidance in IFRS 5 for cases in which an entity reclassifies an asset from held for sale to held for distribution or vice versa and cases in which held-for-distribution accounting is discontinued.

IFRS 7: Additional guidance to clarify whether a servicing contract is continuing involvement in a transferred asset, and clarification on offsetting disclosures in condensed interim financial statements.

IAS 9: Clarify that the high quality corporate bonds used in estimating the discount rate for post-employment benefits should be denominated in the same currency as the benefits to be paid.

IAS 34: Clarify the meaning of ‘elsewhere in the interim report’ and require a cross-reference.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

3.	Significant accounting policies (continued)

b)	New and Revised International Financial Reporting Standards (continued)

(iii)	New and revised IFRSs in issue but not yet effective (continued)

Amendments to IAS 1 Disclosure Initiative

This amendment addresses perceived impediments to preparers exercising their judgement in presenting their financial reports.

Amendments to IFRS 10, IFRS 12 and IAS 28 Investment Entities: Applying the Consolidation Exception

This amendment addresses issues that have arisen in the context of applying the consolidation exception for investment entities by clarifying the following points:

•
The exemption from preparing consolidated financial statements for an intermediate parent entity is available to a parent entity that is a subsidiary of an investment entity, even if the investment entity measures all of its subsidiaries at fair value.

•	A subsidiary that provides services related to the parent’s investment activities should not be consolidated if the subsidiary itself is an investment entity.
•
When applying the equity method to an associate or a joint venture, a non-investment entity investor in an investment entity may retain the fair value measurement applied by the associate or joint venture to its interests in subsidiaries.

•	An investment entity measuring all of its subsidiaries at fair value provides the disclosures relating to investment entities required by IFRS 12.

The Group evaluates the effects of these standards on the consolidated financial statements.

4.	Critical accounting judgments and key sources of estimation uncertainty

Key sources of estimation uncertainty

Belarus

Belarusian economy grew by 1.6% in 2014 in line with expectations. As of March 2015, market expectations for 2015 GDP signaled contraction of 2-2.5% in economy; due to lack of improvement in economic activity in Russia. National Bank of the Republic of Belarus (NBRB) devaluated BYR and raised its refinancing rate to 25% in January 2015 with worsening outlook for Russian economy which had been under pressure due to worsening Ukraine-Russia relations and declining oil prices. Tight monetary policy is still seen necessary because of weak domestic demand and worries on level of foreign exchange rate.

BYR depreciated against US Dollars by 25% through 2014 and another 24% in the first quarter of 2015. Foreign exchange reserves, which have been at their lowest level since 2011 crisis, decreased by another USD 535 thousand since 2014 year end to USD 2.3 million. Belarus was successful at repaying its USD 2.4 million foreign debt in 2014 via the loans obtained from Russia. In 2015, Belarus is required to repay more than USD 4.0 million for internal and external public liabilities.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

4.	Critical accounting judgments and key sources of estimation uncertainty (continued)

Key sources of estimation uncertainty (continued)

Belarus (continued)

Annual inflation in March 2015 is 16.2% the same as in December 2014. In spite of the devaluation in BYR since 2014, inflationary pressures are expected to ease over the medium term.

The three-year cumulative inflation at the end of 2011 was 153% primarily influenced by the high inflation of 109% experienced in 2011. As the cumulative inflation in the last three years exceeded 100%, Belarus was considered a hyperinflationary economy at the end of 2011. In this context, IAS 29 “Financial Reporting in Hyperinflationary Economies” was being applied by subsidiaries operating in Belarus in financial statements starting from their annual financial statements for the year ending 31 December 2011. However, decrease in inflation rate in subsequent years led the three-year cumulative rate as of the end of 2014 to decrease to 65%. Accordingly, the economy of Belarus was considered to transit out of hyperinflationary status and 2015 is determined to be appropriate to cease applying IAS 29. Therefore, subsidiaries operating in Belarus ceased applying IAS 29 in 2015.

Ukraine

The military conflict that started after the annexation of Crimea by Russia has stabilized with cease-fire agreed in February 2015 but the economic struggle still continues for Ukraine.

As of 31 December 2014, Astelit has impaired its assets in Crimea region amounting to $8,027. The risk of further annexations of Luhansk and Donetsk regions still remain as a possibility. As of 31 March 2015, the net book value of non-current assets of the Group located in Donetsk and Luhansk amounts to $9,125 and $1,477 respectively (31 December 2014: $14,437 and $2,369 respectively).

2014 GDP has contracted by 6.8%. Expectations still show recession by 5.5% for the economy in 2015. Inflation has reached 45.8% as of March 2015. 2015 year end inflation is expected at 35-40% due to rising food and energy prices and devaluation of local currency.

IMF approved aid package of USD 40 million with 4 years maturity on its meeting held on 11 March 2015. USD 17.5 million will come from IMF and the rest will be provided through aids from EU, US and international organizations like World Bank. IMF will disburse first tranche of USD 10 million in first year and the rest will be released based on quarterly reviews. The local currency has stabilized with IMF agreement and National Bank of Ukraine`s (“NBU”) restrictions on foreign exchange market. In order to comply with IMF aid agreement, NBU introduced free float foreign exchange rate regime as well. With the correction after the aid agreement, devaluation of the local currency has declined to 49% from 62% in year-end 2014 and foreign exchange rate stood at 23.44 as of 31 March 2015.

With the first tranche of IMF aid of USD 5 million, foreign exchange reserves has increased to USD 10 million from record low level of USD 5.6 million in March 2015. Ukraine aims to finalize debt restructuring negotiations with foreign creditors by end of June 2015.

In order to stop depreciation of UAH which lost 97% of its value through 2014, National Bank of Ukraine raised its refinancing rates; to 9.5% from 6.5% in 15 April 2014, to 12.5% from 9.5% in 18 July 2014, to 14% from 12.5% in November 2014, to 19.5% from 14% in 6 February 2015 and, lastly to highest policy rate in the World, 30% in 2 March 2015.

Depreciation in UAH is expected to be limited with the positive effects of IMF aid package coupled with the diplomatic negotiations with Russia and pro-Russian separatists which will support growth through decreasing risk premiums.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

4.	Critical accounting judgments and key sources of estimation uncertainty (continued)

Key sources of estimation uncertainty (continued)

Ukraine (continued)

Current and potential future political and economic changes in Belarus and Ukraine could have an adverse effect on the subsidiaries operating in these countries. The economic stability of Belarus and Ukraine depends on the economic measures that will be taken by the governments and the outcomes of the legal, administrative and political processes in these countries. These processes are beyond the control of the subsidiaries established in these countries.

Consequently, the subsidiaries operating within Belarus and Ukraine may subject to foreign currency and interest rate risks related to borrowings and the subscriber’s purchasing power and liquidity and increase in corporate and personal insolvencies, that may not necessarily be observable in other markets. The accompanying consolidated financial statements contain the Group management’s estimations on the economic and financial positions of its subsidiaries operating in Belarus and Ukraine. The future economic situation of Belarus and Ukraine might differ from the Group’s expectations. As of 31 March 2015, the Group’s management believes that their approach is appropriate in taking all the necessary measures to support the sustainability of these subsidiaries’ businesses in the current circumstances.

5.	Operating Segments

Starting from 2015, the Group has changed its reportable segments which are based on the dominant source and nature of the Group’s risk and returns as well as the Group’s new internal reporting structure. Prior year corresponding information has been also restated in the current period according to the new reportable segments.

Some of these strategic segments offer the same types of services, however they are managed separately because they operate in different geographical locations and are affected by different economic conditions.

The Group has aggregated its operations under two main reportable segments in accordance with its integrated communication and technology services strategy as Turkcell Turkey and Turkcell International which represent economical integrity. Turkcell Turkey reportable segment includes the operations of Turkcell, Turkcell Superonline, Turkcell Satis ve Dagitim Hizmetleri AS, Global Bilgi Pazarlama Danisma ve Cagri Servisi Hizmetleri AS, Turktell Bilisim Servisleri AS, Turkcell Teknoloji Arastirma ve Gelistirme AS, Turkcell Interaktif Dijital Platform ve Icerik Hizmetleri AS, Kule Hizmet ve Isletmecilik AS, Rehberlik Hizmetleri Servisi AS, Global Odeme Hizmetleri AS and Turkcell Gayrimenkul Hizmetleri AS. Turkcell International reportable segment includes the operations of Kibris Telekom, Eastasia, Euroasia, Astelit, Beltur Coöperatief U.A., Beltel, Belarusian Telecom, UkrTower, Global LLC, Turkcell Europe, Lifetech LLC and Fintur Holdings BV. Other reportable segment mainly comprises from the betting businesses in Turkey and Azerbaijan.

Segment reporting of revenue has been revised to reflect the focus of the Group Management in marketing and sales around consumer and corporate customer groups.

Information regarding the operations of each reportable segment is included below. Adjusted EBITDA is used to measure performance as management believes that such information is the most relevant in evaluating the results of certain segments relative to other entities that operate within these industries. Adjusted EBITDA definition includes revenue, direct cost of revenues excluding depreciation and amortization, selling and marketing expenses and administrative expenses. Adjusted EBITDA is not a financial measure defined by IFRS as a measurement of financial performance and may not be comparable to other similarly-titled indicators used by other companies.

The accounting policies of operating segments are the same as those described in the summary of significant accounting policies.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

5.	Operating segments (continued)

	Three months ended 31 March
	Turkcell Turkey		Turkcell International		Other		Intersegment Eliminations		Consolidated
	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014

Consumer segment revenue	862,128	867,883	-	-	-	-	-	-	862,128	867,883
Corporate segment revenue	215,998	218,795	-	-	-	-	-	-	215,998	218,795
Other Turkcell Turkey revenue	23,049	25,929	-	-	-	-	-	-	23,049	25,929
Turkcell International revenue	-	-	78,357	140,120	-	-	-	-	78,357	140,120
Other revenue	-	-	-	-	32,517	34,597	-	-	32,517	34,597
Eliminations	-	-	-	-	-	-	(2,140)	(3,303)	(2,140)	(3,303)
Total Revenue	1,101,175	1,112,607	78,357	140,120	32,517	34,597	(2,140)	(3,303)	1,209,909	1,284,021
Contributon to consolidated revenue*	1,099,989	1,110,188	77,405	139,249	32,515	34,584	-	-	1,209,909	1,284,021
Reportable segment adjusted EBITDA	337,692	346,229	21,567	36,294	17,268	16,674	77	29	376,604	399,226
Finance income	101,975	109,682	2,064	1,980	14,405	15,928	(15,881)	(15,876)	102,563	111,714
Finance cost	124,093	(3,278)	(451,382)	(257,777)	(6,354)	(10,247)	23,197	24,751	(310,446)	(246,551)
Monetary gain	-	-	-	29,447	-	-	-	-	-	29,447
Depreciation and amortization	(142,326)	(142,796)	(17,005)	(36,042)	(946)	(936)	22	20	(160,255)	(179,754)
Share of profit of equity accounted investees	-	-	38,254	33,119	-	-	-	-	38,254	33,119
Capital expenditure	131,750	144,172	156,479	10,524	1,213	734	(12)	-	289,430	155,430
Bad debt expense	(18,223)	(17,431)	(1,010)	(1,714)	-	-	-	-	(19,233)	(19,145)

(*) “Contribution to the consolidated revenue” represents operating segments’ revenues from companies other than those included in the consolidated financial statements. Group management monitors financial performance of the segments based on their separate financial statements. Contribution of operating segments on the Group’s revenue is presented to give additional information to the readers of the financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

5.	Operating segments (continued)

	As at 31 March 2015 and 31 December 2014
	Turkcell Turkey		Turkcell International		Other		Intersegment Eliminations		Total
	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014
Reportable segment assets	5,284,343	5,518,524	481,972	454,502	19,131	18,021	(2,740)	(3,491)	5,782,706	5,987,556
Investment in associates	-	-	231,736	287,869	-	-	-	-	231,736	287,869
Reportable segment liabilities	858,728	1,087,378	151,590	189,367	39,344	50,693	(2,457)	(3,183)	1,047,205	1,324,255

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

5.	Operating segments (continued)

	Three months ended 31 March
	2015	2014
Turkcell Turkey adjusted EBITDA	337,692	346,229
Turkcell International adjusted EBITDA	21,567	36,294
Other	17,268	16,674
Intersegment eliminations	77	29
Consolidated adjusted EBITDA	376,604	399,226
Finance income	102,563	111,714
Finance costs	(310,446)	(246,551)
Monetary gain	-	29,447
Other income	6,952	3,891
Other expenses	(27,983)	(5,491)
Share of profit of equity accounted investees	38,254	33,119
Depreciation and amortization	(160,255)	(179,754)
Consolidated profit before income tax	25,689	145,601
Income tax expense	(95,230)	(72,156)
Profit for the period	(69,541)	73,445

Assets	31 March 2015	31 December 2014
Total assets for reportable segments	5,766,315	5,973,026
Other assets	19,131	18,021
Intersegment eliminations	(2,740)	(3,491)
Investments in equity accounted investees	231,736	287,869
Other unallocated assets	3,171,724	3,942,442
Consolidated total assets	9,186,166	10,217,867

Liabilities	31 March 2015	31 December 2014
Total liabilities for reportable segments	1,010,318	1,276,745
Other liabilities	39,344	50,693
Intersegment eliminations	(2,457)	(3,183)
Other unallocated liabilities	3,186,336	1,687,331
Consolidated total liabilities	4,233,541	3,011,586

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

5.	Operating segments (continued)

Geographical information

In presenting the information on the basis of geographical segments, segment revenue is based on the geographical location of operations and segment assets are based on the geographical location of the assets.

	Three months ended 31 March
Revenues	2015	2014
Turkey	1,114,323	1,123,163
Ukraine	51,825	99,354
Belarus	12,133	18,192
Turkish Republic of Northern Cyprus	12,354	14,638
Azerbaijan	18,017	21,634
Germany	1,257	7,040
	1,209,909	1,284,021

Non-current assets	31 March 2015	31 December 2014
Turkey	3,385,098	3,779,525
Ukraine	286,917	212,014
Belarus	96,296	124,565
Turkish Republic of Northern Cyprus	38,497	44,877
Azerbaijan	4,664	4,609
Germany	-	46
Unallocated non-current assets	255,181	313,429
	4,066,653	4,479,065

6.	Seasonality of operations

The Turkish mobile communications market is affected by seasonal peaks and troughs. Historically, the effects of seasonality on mobile communications usage had positively influenced the Company’s results in the second and third quarters of the fiscal year and negatively influenced the results in the first and fourth quarters of the fiscal year. Recently, however, due to changing market dynamics, such as the Information Technologies and Communications Authority (“ICTA”)’s intervention in tariffs and increasing competition in the Turkish telecommunications market, the effects of seasonality on the Company’s subscribers’ mobile communications usage has decreased. Local and religious holidays in Turkey also affect the Company’s operational results.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

7.	Finance income and expense

Net finance income or cost amounts to $(207,883) and $(134,837) for the three months ended 31 March 2015 and 2014, respectively.

The foreign exchange income amounting to $147,699 and $9,167 have been presented on net basis with foreign exchange losses for the periods ended 31 March 2015 and 2014, respectively. Net foreign exchange loss is mainly attributable to the foreign exchange losses in Belarusian Telecom operating in Belarus amounting to $143,933 and $22,224 and in Astelit operating in Ukraine amounting to $270,491 and $206,778 for the periods ended 31 March 2015 and 2014, respectively.

8.	Income tax expense

Effective tax rates are 371% and 50% for the three months ended 31 March 2015 and 2014, respectively.

Since it is not probable that taxable profit will be available against which the unused tax losses or unused tax credits of Astelit and Belarusian Telecom can be utilized, no deferred tax asset is recognized on any loss incurred as a result of Ukraine and Belarus.

When these effects of unused tax losses of Astelit and Belarusian Telecom are excluded, the effective tax rates are 20% and 19% for the three months ended 31 March 2015 and 2014, respectively.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

9.	Property, plant and equipment

Cost or deemed cost	Balance as at 1 January 2015	Additions	Disposals	Transfers	Impairment	Effect of movements in exchange rates	Balance as at 31 March 2015
Network infrastructure (All operational)	4,708,599	14,182	(2,744)	45,017	-	(661,701)	4,103,353
Land and buildings	222,831	487	-	75	-	(26,749)	196,644
Equipment, fixtures and fittings	243,403	708	(479)	118	-	(31,014)	212,736
Motor vehicles	15,441	-	(422)	-	-	(2,007)	13,012
Leasehold improvements	98,551	911	-	-	-	(11,513)	87,949
Construction in progress	191,556	95,396	-	(45,178)	-	(25,891)	215,883
Total	5,480,381	111,684	(3,645)	32	-	(758,875)	4,829,577

Accumulated depreciation
Network infrastructure (All operational)	2,544,426	100,844	(2,467)	-	714	(385,561)	2,257,956
Land and buildings	99,635	1,928	-	-	-	(12,186)	89,377
Equipment, fixtures and fittings	196,688	4,693	(332)	-	-	(25,608)	175,441
Motor vehicles	12,771	360	(357)	-	-	(1,610)	11,164
Leasehold improvements	85,314	799	-	-	-	(10,032)	76,081
Total	2,938,834	108,624	(3,156)	-	714	(434,997)	2,610,019

Total property, plant and equipment	2,541,547	3,060	(489)	32	(714)	(323,878)	2,219,558

Depreciation expenses for the periods ended 31 March 2015 and 2014 are $109,338 and $127,813 respectively including impairment losses and recognized in direct cost of revenues.

The impairment losses on property, plant and equipment for the periods ended 31 March 2015 and 2014 are $714 and $2,350 respectively and recognized in depreciation expense.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

9.	Property, plant and equipment (continued)

Cost or deemed cost	Balance as at 1 January 2014	Additions	Disposals	Transfers	Impairment	Acquisitions through business combinations	Effect of movements in exchange rates and hyperinflation	Balance as at 31 December 2014
Network infrastructure (All operational)	5,214,435	99,451	(363,445)	542,406	-	4,879	(789,127)	4,708,599
Land and buildings	237,132	10,968	-	35	-	-	(25,304)	222,831
Equipment, fixtures and fittings	247,806	23,012	(3,955)	1,022	-	282	(24,764)	243,403
Motor vehicles	16,441	988	(644)	91	-	-	(1,435)	15,441
Leasehold improvements	109,397	1,805	(2,770)	189	-	-	(10,070)	98,551
Construction in progress	248,083	539,916	(1,558)	(557,532)	(974)	364	(36,743)	191,556
Total	6,073,294	676,140	(372,372)	(13,789)	(974)	5,525	(887,443)	5,480,381

Accumulated depreciation
Network infrastructure (All operational)	2,914,030	456,747	(358,689)	-	37,275	-	(504,937)	2,544,426
Land and buildings	101,857	8,315	-	-	-	-	(10,537)	99,635
Equipment, fixtures and fittings	205,910	16,304	(3,642)	-	23	-	(21,907)	196,688
Motor vehicles	12,731	1,745	(604)	-	10	-	(1,111)	12,771
Leasehold improvements	90,953	5,044	(2,312)	-	7	-	(8,378)	85,314
Total	3,325,481	488,155	(365,247)	-	37,315	-	(546,870)	2,938,834

Total property, plant and equipment	2,747,813	187,985	(7,125)	(13,789)	(38,289)	5,525	(340,573)	2,541,547

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

10.	Intangible assets

Impairment testing for long-lived assets

The carrying amounts of the Group’s non-financial assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Long-lived assets in Astelit were tested as at 31 March 2015 and other long-lived assets in Turkcell Superonline and Best were tested for impairment as at 31 December 2014.

Astelit

Long-lived assets of Astelit were tested for impairment as at 31 March 2015. Independent appraisals was obtained to determine recoverable amount for Astelit. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets, cash generating units. As at 31 March 2015, impairment test for long-lived assets of Astelit is made on the assumption that Astelit is the cash generating unit.

As the recoverable amounts based on the value in use of cash generating units was higher than the carrying amount of cash-generating units of Astelit, no impairment was recognized. The assumptions used in value in use calculation of Astelit were:

A 26.2% post-tax discount rate in UAH for 2015 to 2020, a 25.5% post-tax discount rate in UAH for after 2020 and a 5.0% terminal growth rate were used to extrapolate cash flows beyond the 6-year forecasts based on the business plans (31 December 2014: 22.1% post-tax discount rate in USD for 2015 to 2019, 21.3% post-tax discount rate in USD for after 2019 and 2.1% terminal growth rate). The pre-tax rate in UAH for disclosure purposes was 27.6% (31 December 2014: 23.3% in USD).

Belarusian Telecom

Independent appraisal was obtained to perform impairment test for Belarusian Telecom as at 31 December 2014 and after tax impairment in the amount of $15,044 was calculated for the cash-generating unit, allocated to the fixed assets on a pro-rata basis based on the carrying amount of each asset and included in depreciation expense. Tax effect of the long-lived asset impairment of $861 is included in deferred taxation benefit.

Value in use was determined by discounting the expected future cash flows to be generated by the cash-generating unit and the terminal value.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

10.	Intangible assets (continued)

Impairment testing for cash-generating unit containing goodwill

Goodwill allocated to cash generating units and carrying values of all cash generating units are annually tested for impairment. The recoverable amounts (that is, higher of value in use and fair value less cost to sell) are normally determined on the basis of value in use, applying discounted cash flow calculation. Independent appraisals were obtained for fair values to determine recoverable amounts for Turkcell Superonline as at 31 December 2014, the date of the goodwill impairment test.

In calculating the net present value of the future cash flows, certain assumptions are required to be made in respect of highly uncertain matters including management’s expectations of growth in adjusted EBITDA, calculated as results from operating activities before depreciation and amortization and other income / (expenses), timing and quantum of future capital expenditure, long term growth rates, and the selection of discount rates to reflect the risks involved.

Turkcell Superonline

As at 31 December 2014, the aggregate carrying amount of goodwill allocated to Turkcell Superonline is $14,159. As the recoverable value based on the value in use of the cash generating units was estimated to be higher than carrying amount, no impairment was required for goodwill arising from the acquisition of Superonline as at 31 December 2014.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

10.	Intangible assets (continued)

Cost	Balance at 1 January 2015	Additions	Disposals	Transfers	Effects of movements in exchange rates	Balance at 31 March 2015
GSM and other telecommunication operating licenses	1,006,866	433	(5,327)	143,523	(120,151)	1,025,344
Computer software	2,039,956	26,826	(31)	7,186	(240,688)	1,833,249
Transmission lines	27,077	-	-	-	(3,012)	24,065
Central betting system operating right	5,070	-	-	-	(565)	4,505
Indefeasible right of usage	18,169	-	-	-	(2,027)	16,142
Brand name	3,035	-	-	-	(338)	2,697
Customer base	6,693	-	-	-	(747)	5,946
Goodwill	14,159	-	-	-	(1,580)	12,579
Other	9,647	139	-	28	(1,697)	8,117
Construction in progress	1,472	150,692	-	(150,769)	(457)	938
Total	3,132,144	178,090	(5,358)	(32)	(371,262)	2,933,582

Accumulated amortization
GSM and other telecommunication operating licenses	574,726	10,011	(5,327)	-	(66,418)	512,992
Computer software	1,463,474	39,422	(13)	-	(173,904)	1,328,979
Transmission lines	20,928	90	-	-	(2,331)	18,687
Central betting system operating right	3,789	84	-	-	(428)	3,445
Indefeasible right of usage	5,413	295	-	-	(621)	5,087
Brand name	1,897	72	-	-	(216)	1,753
Customer base	3,751	144	-	-	(427)	3,468
Other	2,755	745	-	-	(474)	3,026
Total	2,076,733	50,863	(5,340)	-	(244,819)	1,877,437

Total intangible assets	1,055,411	127,227	(18)	(32)	(126,443)	1,056,145

Amortization expenses on intangible assets other than goodwill for the three months ended 31 March 2015 and 2014 and are $50,863 and $51,876 respectively including impairment losses and are recognized in direct cost of revenues.

The impairment losses on intangible assets for the three months ended 31 March 2015 and 2014 are nil and $419 respectively and recognized in depreciation expense included in direct cost of revenues.

Computer software includes internally generated capitalized software development costs that meet the definition of an intangible asset. The amount of internally generated capitalized cost is $10,872 for the three months ended 31 March 2015 (31 March 2014: $6,234).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

10.	Intangible assets (continued)

Cost	Balance at 1 January 2014	Additions	Disposals	Transfers	Impairment	Acquisitions through business combinations	Effects of movements in exchange rates and hyperinflation	Balance at 31 December 2014
GSM and other telecommunication operating licenses	1,112,175	5,014	(529)	3,191			(112,985)	1,006,866
Computer software	1,988,791	170,770	(771)	68,787	-	67	(187,688)	2,039,956
Transmission lines	24,398	4,672	-	-	-	-	(1,993)	27,077
Central betting system operating right	5,372	261	-	-	-	-	(563)	5,070
Indefeasible right of usage (*)	18,488	1,049	(39)	-	-	-	(1,329)	18,169
Brand name	3,298	-	-	-	-	-	(263)	3,035
Customer base	6,758	-	-	-	-	501	(566)	6,693
Goodwill	15,384	-	-	-	-	-	(1,225)	14,159
Other	2,603	3,108	-	4,598	-	-	(662)	9,647
Construction in progress	1,321	63,470	-	(62,787)	-	-	(532)	1,472
Total	3,178,588	248,344	(1,339)	13,789	-	568	(307,806)	3,132,144

Accumulated amortization
GSM and other telecommunication operating licenses	590,110	48,451	(529)	-	4,522	-	(67,828)	574,726
Computer software	1,444,651	161,988	(168)	(325)	428	-	(143,100)	1,463,474
Transmission lines	22,380	404	-	-	-	-	(1,856)	20,928
Central betting system operating right	3,892	364	-	-	-	-	(467)	3,789
Indefeasible right of usage	4,406	1,293	-	-	-	-	(286)	5,413
Brand name	1,731	322	-	-	-	-	(156)	1,897
Customer base	3,434	627	-	-	-	-	(310)	3,751
Other	1,113	1,531	-	325	-	-	(214)	2,755
Total	2,071,717	214,980	(697)	-	4,950	-	(214,217)	2,076,733

Total intangible assets	1,106,871	33,364	(642)	13,789	(4,950)	568	(93,589)	1,055,411

(*) The decrease resulted from the change in payment schedule of the indefeasible rights of use has been presented in disposals.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

10.	Intangible assets (continued)

Astelit 3G License

3G License tender in Ukraine was held on 23 February 2015. Astelit submitted a bid of UAH 3,355,400 (equivalent to $143,132 as of 31 March 2015) and was awarded the first lot, which is the 1920 1935 / 2110 2125 MHz frequency band. Official notification was received from the National Commission for the State Regulation of Communications and Informatization (“NCCIR”) on 2 March 2015 and the license payment was made in March 2015. The cost of 3G license has been presented in GSM and other telecommunication operating licenses as of 31 March 2015.

11.	Investments in equity accounted investees

The Group’s share of profit in its equity accounted investees for the three months ended 31 March 2015 and 2014 is $38,254 and $33,119, respectively.

The Company’s investment in Fintur Holdings BV (“Fintur”) amounts to $231,736 as at 31 March 2015 (31 December 2014: $287,869).

In the General Assembly of Shareholders’ Meeting of Fintur, it has been decided on 23 July 2014 to distribute dividend amounting to $112,000. The Company reduced the carrying value of investments in Fintur by the accrued dividend of $46,424 and this amount has been collected in July 2014.

Turkcell’s whole stake in A-tel has been soldto Bereket Holding A.Ş. within the context of the Share Sale Agreement signed on 27 August 2014.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

12.	Trade receivables and accrued income

	31 March 2015	31 December 2014
Undue assigned contracted receivables	801,199	788,571
Receivables from subscribers	443,959	474,834
Accounts and checks receivable	93,352	90,957
Accrued income	132,256	156,059
	1,470,766	1,510,421

Trade receivables are shown net of allowance for doubtful debts amounting to $296,576 as at 31 March 2015 (31 December 2014: $313,792). The change in allowance for trade receivables and due from related parties is disclosed in Note 18.

The undue assigned contracted receivables are the remaining portion of the assigned receivables from the distributors related to the handset campaigns which will be collected from subscribers in instalments by the Company. When monthly installment is invoiced to the subscriber, related portion is transferred to “receivables from subscribers”. The Company measures the undue assigned contracted receivables at amortized cost, bears the credit risk and recognizes interest income throughout the contract period.

The accrued income represents revenue accrued for subscriber calls (air-time) which have not been billed and will be billed within one year. Due to the volume of subscribers, there are different billing cycles; accordingly, an accrual is made at each period end to accrue revenue for rendered but not yet billed. Contracted receivables related to handset campaigns, which will be invoiced after one year is presented under non-current trade receivables amounting to $311,204 (31 December 2014: $336,334).

The Group’s exposure to currency risks and impairment losses related to trade receivables are disclosed in Note 18.

13.	Other current assets

	31 March 2015	31 December 2014
Prepaid expenses	256,191	98,667
Amounts to be received from Ministry of Transport, Maritime Affairs and Communications	66,557	75,457
Prepayment for subscriber acquisition cost	35,593	36,789
Advances to suppliers	15,241	17,608
Special communication tax to be collected from subscribers	13,219	15,474
Interest income accruals	10,933	10,226
VAT receivable	4,480	7,260
Receivables from personnel	2,001	2,263
Restricted cash	50,000	-
Other	22,058	25,059
	476,273	288,803

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

13.	Other current assets (continued)

Prepaid expenses mainly comprises prepaid rent expenses and frequency usage fee.

The amount to be received from the Ministry of Transport, Maritime Affairs and Communications is related with the construction and operation of mobile communication infrastructure in rural areas (“Evrensel Project”) as explained in Note 20.

As at 31 March 2015, restricted cash represents the amounts deposited at a bank as guarantees in connection with the loan utilized by Astelit related to the 3G tender process as detailed in Note 17.

Subscriber acquisition costs are subsidies paid to dealers for engaging a fixed term contract with the subscriber that require a minimum consideration.

14.	Cash and cash equivalents

	31 March 2015	31 December 2014
Cash in hand	89	106
Cheques received	30	34
Banks	3,129,454	3,892,611
- Demand deposits	216,596	247,533
- Time deposits	2,912,858	3,645,078
Bonds and bills	1,924	2,147
Cash and cash equivalents in the statement of cash flows	3,131,497	3,894,898

As at 31 March 2015, cash and cash equivalents deposited in banks that are owned and/or controlled by Cukurova Group, a significant shareholder of the Company, is amounting to $0.055 (31 December 2014: $0.055).

As at 31 March 2015, the average maturity of time deposits is 32 days (31 December 2014: 67 days).

The Group’s exposure to interest rate risk and a sensitivity analysis for financial assets and liabilities are disclosed in Note 18.

15.	Dividends

On 25 March 2015, the Company’s Board of Directors has proposed a dividend distribution for the year ended 31 December 2010, 2011, 2012, 2013 and 2014 amounting to TL 3,925,000 (equivalent to $1,535,903  as at 26 March 2015, date of Ordinary General Assembly Meeting), which represented 42.5% of distributable income. This represents a net cash dividend of full TL 1.784091 (equivalent to full $0.70 as at 26 March 2015, date of Ordinary General Assembly Meeting) per share. This dividend proposal was discussed and approved at the Ordinary General Assembly of Shareholders held on 26 Mart 2015. The dividend was paid in three installments on 6 April, 8 April and 13 April 2015 to the shareholders.

Due to the seizure on all receivables of Cukurova Holding AS. including its dividend receivables as detailed in Note 21, dividend payables to Çukurova Holdings AS. was paid to SDIF.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

15.	Dividends (continued)

In the Ordinary General Assembly of Shareholders’ Meeting of Azerinteltek held on 25 February 2014, it had been decided to distribute dividends amounting to AZN 227 (equivalent to $216  as at 31 March 2015). The dividend was paid in two installments on 19 March 2014 and 27 March 2014 to the shareholders.

In the Ordinary General Assembly of Shareholders Meeting of Azerinteltek held on 25 February 2014, it has been decided to pay dividends to the Shareholders in proportion of their shares on interim basis in advance during 2014 financial year after fulfillment of liabilities arising from the Shareholder Agreement and payment of the current debts. According to the resolution of the General Assembly Meeting of the Company, on 17 April 2014 Azerinteltek’s Board of Directors has decided to distribute the dividend accrued in the first quarter of 2014 financial year amounting to AZN 3,631 (equivalent to $3,462 as at 31 March 2015). Dividend payments have been completed as at 4 August 2014.

According to the resolution of the General Assembly Meeting of Azerinteltek, Azerinteltek’s Board of Directors has decided to pay the dividend accrued in the second and third quarters of 2014 financial year amounting to AZN 2,146 (equivalent to $2.046 as at 31 March 2015) on 23 October 2014. Dividend payments have been completed as at 4 November 2014.

Furthermore, according to the resolution of the General Assembly Meeting of Azerinteltek, Azerinteltek’s Board of Directors has decided on 22 January 2015 to pay the dividend accrued in the fourth quarter of 2014 financial year amounting to AZN 2,258 (equivalent to $2,153 as at 31 March 2015). Dividend payments have been completed as at 28 January 2015.

16.	Earnings per share

The calculations of basic and diluted earnings per share as at 31 March 2015 and 2014 were based on the profit attributable to ordinary shareholders for the three months ended 31 March 2015 and 2014  of $48,081 and $162,853 respectively and a weighted average number of shares outstanding during these interim periods of 2,200,000,000 calculated as follows:

	Three months ended 31 March
	2015	2014
Numerator:
Net (loss)/ profit for the period attributed to owners	48,081	162,853
Denominator:
Weighted average number of shares	2,200,000,000	2,200,000,000
Basic and diluted earnings per share	0.02	0.07

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

17.	Loans and borrowings

This note provides information about the contractual terms of the Group’s interest-bearing loans and borrowings, which are measured at amortized cost. For more information about the Group’s exposure to foreign currency for interest bearing loans, see Note 18.

	31 March 2015	31 December 2014
Non-current liabilities
Unsecured bank loans	195,674	519,570
Secured bank loans	2,473	3,013
Finance lease liabilities	12,459	15,545
	210,606	538,128
Current liabilities
Unsecured bank loans	833,109	707,153
Current portion of unsecured bank loans	480,300	325,997
Current portion of secured bank loans	20,798	20,980
Secured bank loans	34,946	-
Current portion of finance lease liabilities	1,476	2,316
Option contracts used for hedging	100	362
	1,370,729	1,056,808

As at 31 March 2015, the due dates of bank loans amounting to USD 111,761 whose original last repayment dates were 2018 in accordance with the repayment schedule have been amended as 20 April 2015. These bank loans are reported as unsecured current bank loans in the condensed consolidated statement of financial position as at 31 March 2015.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

17.	Loans and borrowings (continued)

Terms and conditions of outstanding loans are as follows:

				31 March 2015			31 December 2014
	Currency	Year of maturity	Interest rate type	Nominal interest rate	Face value	Carrying amount	Nominal interest rate	Face value	Carrying amount

Unsecured bank loans	USD	2015-2017	Floating	Libor+0.7%-3.1%	1,233,662	1,237,764	Libor+0.7%-3.5%	1,224,162	1,226,770
Unsecured bank loans	USD	2015-2016	Fixed	2.4%-8.0%	75,866	87,205	2.4%-8.0%	110,348	121,246
Unsecured bank loans	TL	2015-2017	Fixed	8.3%-10.5%	181,672	184,114	8.3%-10.5%	204,494	204,704
Secured bank loans*	UAH	2015	Fixed	18.5%	34,552	34,946	-	-	-
Secured bank loans**	BYR	2020	Fixed	12%-16%	2,511	3,143	12-16%	3,260	4,106
Secured bank loans***	USD	2015	Floating	Libor+3.5%	17,834	20,128	Libor+3.5%	17,834	19,887
Finance lease liabilities	EUR	2015-2024	Fixed	3.4%	16,328	13,898	3.4%	20,771	17,545
Finance lease liabilities	USD	2015-2016	Fixed	5.0%-8.0%	54	37	0.7%-8.0%	356	316
					1,562,479	1,581,235		1,581,225	1,594,574

(*)	Secured by the blocked deposit amounting to USD 50,000, in connection with the loan utilized for Astelit 3G license.
(**)	Secured by Republic of Belarus Government.
(***)	Secured by System Capital Management Limited (“SCM”).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

17.	Loans and borrowings (continued)

As of 1 February 2012, Astelit had debt repayments related to Euroasia Loan in the amount of $150,165 and to Financell Loans in the amount of $172,799. Since June 2011, Astelit has not met the payment obligations, which were waived until 1 February 2012. Since that date, the Board of Directors of the Company has not acted to approve or reached a consensus for the extension of repayment dates. As a result, Astelit was unable to meet its repayment obligations in relation to Euroasia and Financell Loans totaling $322,964 and defaulted on its loan agreements (Astelit has executed partial payments, and as of 31 March 2015, Astelit’s accrued obligations under its loans to Financell and Euroasia Telecommunications Holding BV (“ETH”) is equal to a total of $632,683). As a consequence of Astelit’s default, cross default clauses have been triggered on five loan agreements totaling $553,886 (currently decreased to $44,425 on two loan agreements following the Company’s $150,000 guarantee payment and other principal payments) and waivers were obtained for the aforementioned loans before 31 March 2015. In the context of guarantees, Financell has pledges on shares and all assets of Astelit including bank accounts. Additionally, Financell has a second priority pledge on Euroasia shares held by System Capital Management Limited (“SCM”) together with a guarantee and indemnity given by SCM. Financell has rights to initiate legal proceedings arising out of pledges and guarantee under certain conditions. In addition to the Euroasia Loan and Financell Loans, as given above, Astelit has defaulted in one SCM loan agreement (“SCM Loan”) currently totaling $43,037.

In the same vein, Euroasia, a Group company that is a 100% shareholder of Astelit, which had previously borrowed $150,000 to finance Astelit, also defaulted on its loan on 30 March 2012. As a guarantor, the Company paid $150,000 to related banks on 6 April 2012. In relation to the guarantee agreement, a first priority pledge on Euroasia shares held by SCM has been established in favor of the Company. Upon payment of the guaranteed amount, the Company has the right to initiate legal proceedings arising out of this pledge on the Euroasia shares under certain conditions. As a consequence of Euroasia’s default, cross default clauses have been triggered on four loan agreements (the same ones referenced above, currently decreased to two loan agreements) currently totaling $44,425. Since waivers for the defaults on Turkcell and Financell loans (“Loans”) including any future non-payments of Astelit were received on 25 July 2012, the Loans have been classified according to the maturities of their respective borrowing agreements in the statement of financial positions as of 31 March 2015 and 31 December 2014. As no waiver has been received for the SCM Loan from SCM, this loan has been classified in current liabilities. Accordingly, as a result of event of default, SCM has a right to demand immediate loan repayment although have not requested any pledges in connection with this loan.

With respect to the amounts due to Financell, on 2 February 2012, the Board of Directors of the Company decided to extend a guarantee to Financell in order to perform its obligations with respect to the loans granted by the banks for providing Group financing. The guarantee will be limited to $410,650 principal amount plus interest and any other costs, expenses and fees that may accrue. This guarantee includes currently unmet debt repayments under the loan agreements signed between Astelit and Financell, and of the loans that Financell granted to Astelit which have not yet fallen due.

On 22 November 2014, Turkcell Board of Directors has issued a new resolution, in order to confirm Company’s intention for the continuation of Company’s guarantee to Financell related with Astelit financing, for an amount up to $373,000 principal amount which is the principal obligations of Financell as of the date of the relevant resolution, plus interest and any other costs, expenses and fees that may accrue.

In addition, to comply with the 3G tender process requirement, Astelit utilized a loan of UAH 810,000 (equivalent to $34,552 as at 31 March 2015) in January and February 2015 with cash collateral from a local bank and paid the tender guarantee amount. Astelit is in the process of obtaining consents. The cash collateral provided by Turkcell in connection with this loan is amounting to USD 50,000 and recognised in other currents assets in the financial statements as at March 31, 2015.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

18.	Financial instruments

Credit risk

Impairment losses

The change in allowance for trade receivables and due from related parties as at 31 March 2015 and 31 December 2014 is as follows:

	31 March 2015	31 December 2014
Opening balance	313,826	324,017
Impairment loss recognized	19,233	71,029
Acquisition through business combination	-	1,058
Effect of change in foreign exchange rate	(36,438)	(32,818)
Amounts written-off	-	(49,460)
Closing balance	296,621	313,826

The impairment loss recognized of $19,233 for the three months ended 31 March 2015 relates to its estimate of incurred losses in respect of trade receivables and due from related parties (31March 2014: $19,145).

Trade receivables and due from related parties are reserved in an allowance account until the Group can determine that the amounts are no longer collectible. When this becomes probable the Group reverses the allowance and writes-off the receivable.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

18.	Financial instruments (continued)

Exposure to currency risk

The Group’s exposure to foreign currency risk based on notional amounts is as follows:

	31 December 2014
	USD	EUR
Foreign currency denominated assets
Other non-current assets	57	2,131
Due from related parties-current	4,519	190
Trade receivables and accrued income	31,901	30,557
Other current assets	10,852	4,215
Cash and cash equivalents	1,556,596	4,466
	1,603,925	41,559
Foreign currency denominated liabilities
Loans and borrowings-non current	(362,578)	(14,983)
Other non-current liabilities	(88,021)	-
Loans and borrowings-current	(990,122)	(2,093)
Trade and other payables	(139,005)	(23,912)
Due to related parties	(2,107)	(3,390)
	(1,581,833)	(44,378)
Net exposure	22,092	(2,819)

	31 March 2015
	USD	EUR
Foreign currency denominated assets
Other non-current assets	2,353	2,131
Due from related parties-current	4,976	742
Trade receivables and accrued income	17,568	33,788
Other current assets	64,717	4,584
Cash and cash equivalents	972,205	226,690
	1,061,819	267,935
Foreign currency denominated liabilities
Loans and borrowings-non current	(98,505)	(13,318)
Other non-current liabilities	(86,113)	-
Loans and borrowings-current	(1,228,911)	(1,737)
Trade and other payables	(114,227)	(19,441)
Due to related parties	(3,928)	(418)
	(1,531,684)	(34,914)
Net exposure	(469,865)	233,021

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

18.	Financial instruments (continued)

Exposure to currency risk (continued)

The following significant exchange rates are applied during the period:

	Average Rate		Closing Rate
	31 March	31 March	31 March	31 December
	2015	2014	2015	2014

USD/TL	2.4633	2.2253	2.6102	2.3189
EUR/TL	2.7934	3.0410	2.8309	2.8207
USD/BYR	14,528	9,697	14,740	11,850
USD/UAH	21.1755	9.1510	23.4426	15.7686

Sensitivity analysis

The basis for the sensitivity analysis to measure foreign exchange risk is an aggregate corporate-level currency exposure. The aggregate foreign exchange exposure is composed of all assets and liabilities denominated in foreign currencies. The analysis excludes net foreign currency investments.

10% strengthening of the TL, UAH and BYR against the following currencies as at 31 March 2015 and 31 December 2014 would have increased / (decreased) profit or loss before by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

	Profit or loss
	31 March 2015	31 December 2014

USD	46,986	(2,209)
EUR	(25,272)	343

10% weakening of the TL, UAH and BYR against the following currencies as at 31 March 2015 and 31 December 2014 would have increased / (decreased) profit or loss before tax by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

	Profit or loss
	31 March 2015	31 December 2014

USD	(46,986)	2,209
EUR	25,272	(343)

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

18.	Financial instruments (continued)

Fair values

Fair value of the Group’s financial assets and financial liabilities that are measured at fair value on a recurring basis

Some of the Group’s financial assets and financial liabilities are measured at fair value at the end of each reporting period. The following table gives information about how the fair values of these financial assets and financial liabilities are determined (in particular, the valuation technique(s) and inputs used).

	Fair values

	31 March 2015	31 December 2014	Fair Value hierarchy	Valuation Techniques

Option contracts used for hedging (Note 17)	(100)	(362)	Level 2	Quoted bid prices in financial institutions
Consideration payable in relation to acquisition of Belarusian Telecom (*)	(71,111)	(70,394)	Level 3	Present value by using market interest rate

There were no transfers between Level 2 and 3 in the period.

(*)
Payment of $100,000 is contingent on the financial performance of Belarusian Telecom, and based on management’s estimations, expected to be paid during the first quarter of 2022 (31 December 2014: the first quarter of 2022). Discount rate of 5.0% used for the present value calculation for the consideration payable in relation to acquisition of Belarusian Telecom as of 31 March 2015 (31 December 2014: 5.0%).

Reconciliation of Level 3 fair value of the Group’s financial assets and financial liabilities that are measured at fair value on a recurring base is stated below:

Consideration payable in relation to acquisition of Belarusian Telecom:
	31 March 2015	31 December 2014
Opening balance	70,394	69,054
Total gains or losses recognized in profit or loss	717	1,340
Closing balance	71,111	70,394

Fair value of financial assets and financial liabilities that are not measured at fair value on a recurring basis (but fair value disclosures are required).

Except as detailed in the following table, the directors consider that the carrying amounts of financial assets and financial liabilities recognized in the consolidated financial statements approximate their fair values.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

18.	Financial instruments (continued)

Fair values (continued)

The categories of financial assets and financial liabilities that are not measured at fair value on a recurring basis (but fair value disclosures are required) are stated below:

		31 March 2015		31 December 2014
		Carrying	Fair	Carrying	Fair
	Note	Amount	Value	Amount	Value

Assets carried at amortized cost
Other non-current assets		3,658	3,658	4,216	4,216
Due from related parties-short term	21	11,321	11,321	5,579	5,579
Trade receivables and accrued income*	12	1,782,003	1,782,003	1,846,755	1,846,755
Other current assets	13	66,594	66,594	17,825	17,825
Held-to-maturity		2,578	2,578	4,832	4,832
Available for sale		-	-	3,512	3,512
Cash and cash equivalents	14	3,131,497	3,131,497	3,894,898	3,894,898
		4,997,651	4,997,651	5,777,617	5,777,617

Liabilities carried at amortized cost
Loans and borrowings-long term	17	(210,606)	(210,606)	(538,128)	(538,128)
Loans and borrowings-short term	17	(1,370,629)	(1,370,629)	(1,056,446)	(1,056,446)
Trade and other payables		(232,395)	(232,395)	(499,536)	(499,536)
Due to related parties	21	(1,407,432)	(1,407,432)	(10,624)	(10,624)
		(3,221,062)	(3,221,062)	(2,104,734)	(2,104,734)

* Includes non-current trade receivables amounting to $311,237 (31 December 2014: $336,334).

19.	Guarantees and purchase obligations

As at 31 March 2015, outstanding purchase commitments with respect to the acquisition of property, plant and equipment, inventory and purchase of sponsorship and advertisement services amount to $1,092,583 (31 December 2014: $1,635,787). Payments for these commitments are going to be made in a 6 year period.

As at 31 March 2015, the Group is contingently liable in respect of bank letters of guarantee obtained from banks given to customs authorities, private companies and other public organizations, provided guarantees to private companies and financial guarantees to subsidiaries totaling to $1,575,149 (31 December 2014: $1,634,387).

20.	Commitments and Contingencies

Commitments and Contingencies related to Turkcell

Onerous contracts

The Company won the tender regarding the construction and operation of mobile communication infrastructure in rural areas (“Evrensel Project”) with the Ministry of Transport, Maritime Affairs and Communications on 17 January 2013. The Company is liable to complete the construction for a predetermined amount in TL while most of the expenditures are in foreign currencies. The appreciation in the foreign exchange rates has resulted in the unavoidable costs of meeting the obligations to exceed the economic benefits expected to be received. Therefore, the Company accrued a provision amounting to $28,706 for the difference between the unavoidable costs and benefits expected to be received for this onerous contract. However, the Company has also increased their foreign currency denominated bank deposits position within the period of undertaking the project in order to hedge against the currency risk associated with the contract and additionally recognized accumulated foreign exchange gains over these deposits as a result of the appreciation in the foreign exchange rates in the   consolidated financial statements as of 31 March 2015.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

20.	Commitments and Contingencies (continued)

Legal Proceedings

The Group is involved in various claims and legal actions arising in the ordinary course of business described below.

Concession Agreement

Dispute on treasury share in accordance with the amended license agreement

Based on the law enacted on 3 July 2005 with respect to the regulation of privatization, the calculation basis for the treasury share has been changed. According to this new regulation, accrued interest charges for the late payments, taxes such as indirect taxes, and accrued revenues are excluded from the calculation basis. Calculation method of gross sales for treasury share stipulated in the law according to the new regulation shall be valid as of the application date of the Company with the claim of amendment of its license agreement in compliance with the said Law. In the meanwhile, the Company realized the payments including above-mentioned items between 21 July 2005 and 10 March 2006, when the amendment in license agreement was effective.

On 9 June 2008, the Company filed a lawsuit before Administrative Court for the difference between the aforementioned period amounting to TL 102,649 (equivalent to $39,326 as at 31 March 2015) and interest amounting to TL 68,276 (equivalent to $26,157 as at 31 March 2015) till to the date the case is filed. The Administrative Court rejected the case with the reason that there is not any definite and executable process and the Company appealed the decision. The Council of State rejected the appeal request. The Company requested correction of the decision. The Council of State rejected the Company’s request for the correction of the decision.

On 26 August 2013, the Company filed a lawsuit before ICC against the Undersecretariat of Treasury. The Case Management Conference was held on 13 March 2014. The evidentiary hearing was held on 24-25 June 2014 and the parties’ witnesses were heard. The decision process is still pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the condensed interim consolidated financial statements as at and for the period ended 31 March 2015 (31 December 2014: None).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

20.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Concession Agreement (continued)

Disputes regarding the contribution share payments arising after the amendments made to the Concession Agreement in accordance with the Code numbered 5398

Based on the 9th article of the license agreement dated 10 March 2006, the Company has been obliged to pay 0.35% of its yearly gross revenue once a year as ICTA Fee.

However, in the previous license agreement, the Company was obliged to pay 0.35% of its yearly gross revenue after deducting treasury share, universal service fund and other indirect taxes from the calculation base whereas in the new agreement, these aforementioned payments are not deducted from the base of the calculation. Therefore, on 12 April 2006, the Company filed a lawsuit for the cancellation of the 9th article of the new license agreement.

On 10 March 2009, the Court rejected the case. The Company appealed the decision. The Council of State decided to approve the decision of the First Instance Court. The Company applied for the correction of the decision. The correction of the decision process is still pending.

On 21 June 2006, ICTA notified the Company that the ICTA fee for the year 2005 which had been already paid in April 2006 should have been calculated according to the new license agreement dated 10 March 2006 instead of the previous license agreement which was effective in the year 2005. Therefore, ICTA requested the Company to pay additional TL 4,011 (equivalent to $1,537 as at 31 March 2015) and its accrued interest. The Company made the payment and initiated a lawsuit for the injunction and cancellation of the aforesaid decision of ICTA on 28 August 2006. On 24 July 2009, the Court decided in favor of the Company and annulled additional payment request of ICTA. The ICTA appealed the decision. The Council of State reversed the decision with the reason that the case shall be settled by arbitration. ICTA applied for the correction of the decision. The Council of State rejected ICTA’s request for the correction of the decision. The First Instance Court granted its decision in line with the reversal decision and rejected the case. Both Turkcell and ICTA appealed the decision. The Company replied this request. The Council of State approved the First Instance Court decision. The Company requested for the correction of decision in due time.

The Company received the related principal amount of TL 4,011 (equivalent to $1,537 as at 31 March 2015) on 8 February 2010 and recorded income in the consolidated financial statements as at and for the year ended 31 December 2009. Upon the reversal decision of the Council of State, ICTA re-claimed the aforementioned amount which returned to the Company in accordance with the first instance court decision. The Company paid back the aforementioned amount with its accrued interest on 24 January 2013.

On the other hand, as the interest was not paid with the payment that ICTA made on 8 February 2010, the Company initiated a lawsuit on 17 March 2010, for the accrued interest amounting to TL 3,942 (equivalent to $1,510 as at 31 March 2015) for the time being devoid of the amount which was paid to ICTA. The Court decided in favor of the Company for the part of TL 1,392 (equivalent to $533 as at 31 March 2015) of the compensation request. ICTA appealed the decision. The Company also appealed the decision’s rejected part. The appeal process is still pending. The Company received the aforementioned amount on 18 May 2011 and recorded as income in the consolidated financial statements as at and for the year ended 31 December 2011. Upon the re-pay request of the ICTA, the Company paid back the aforementioned amount on 24 January 2013.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

20.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Concession Agreement (continued)

Dispute on the discounts which are paid over the treasury share and ICTA fee

At the end of 2006, Tax Auditors of the Company claimed that gross revenue in the statutory accounts should include discounts granted to distributors although the Company recorded these discounts in a separate line item as sales discounts.

Starting from 1 January 2007, the Company started to deduct discounts granted to distributors from gross revenue and present them on a net basis. Accordingly, the Company decided that, it has paid excess treasury share and universal service fund for the year 2006 totaling TL 51,254 (equivalent to $19,636 as at 31 March 2015).

Through the letter dated 23 February 2007, the Company requested treasury share amounting to TL 46,129 (equivalent to $17,673 as at 31 March 2015) and interest accrued amounting to TL 5,020 (equivalent to $1,923 as at 31 March 2015) from Turkish Treasury and universal service fund amounting to TL 5,125 (equivalent to $1,963 as at 31 March 2015) and interest accrued amounting to TL 558 (equivalent to $214 as at 31 March 2015) from Turkish Ministry to be paid in 10 days. Since Turkish Treasury and Turkish Ministry have not made any payment, the Company started to deduct these amounts from ongoing monthly payments. As at 31 December 2007, the Company deducted TL 51,254 (equivalent to $19,636 as at 31 March 2015) from monthly treasury share and universal service fund payments.

Turkish Treasury sent a letter to the Company dated 17 July 2007 and objected the deduction of the discounts granted to the distributors from the treasury share payments. Accordingly, the Company is asked to return TL 2,960 (equivalent to $1,134 as at 31 March 2015) that is deducted from treasury share payment for May 2007. The Company has not made the related payment and continued to deduct such discounts treasury share and universal service fee amount related to discounts granted to distributors for the year 2006.

Management believes that the Company has the legal right to make deductions with respect to this issue. Accordingly, the Company has not recorded any provisions with respect to this matter in its condensed interim consolidated financial statements as at and for the period ended 31 March 2015 (31 December 2014: None).

The Company filed two lawsuits before ICC claiming that the Company is not obliged to pay treasury share and ICTA Fee in accordance with the 8th and 9th Articles of the Concession Agreement, respectively, on discounts granted to distributors. On the both lawsuits, ICC has decided in favor of the Company. As stated in both of the Final Awards, the Company is not under obligation of paying Treasury Share and the Contribution to the expenses of Authority pursuant to Article of 8 and 9 of the Concession Agreement dated 10 March 2006. ICTA filed lawsuits for cancellation of these Final Awards. In both lawsuits, the Court decided in favor of the Company. ICTA appealed the decisions. The Company replied to the appeal requests. The Court of Cassation reversed the decisions of the First Instance Court. The Company has applied for the correction of the decision. The Court of Cassation rejected the request for correction of the decision of the Company. On the hearing dated 28 November 2012, the Local Court decided to accept the lawsuit in accordance with the reversal decision of The Court of Cassation. Full decisions are notified to the Company. The Company appealed the decisions. Appeal process is still pending.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

20.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Concession Agreement (continued)

Dispute on payments of additional treasury share payment for the period between 1 June 2004 and 9 March 2006

Turkish Treasury, through a letter which is based on the Report of the Treasury Controller’s Board following the examinations covering the period between 1 June 2004 and 9 March 2006, requested additional treasury share payment regarding the mentioned period. The Company initiated a lawsuit before ICC on 18 December 2009 in order to obtain a declaratory judgment that the Company is not obliged to pay TL 3,320 (equivalent to $1,272 as at 31 March 2015) of the requested amount and treasury share over the exchange differences arising from roaming revenue. The arbitral tribunal partially accepted the Company’s claims and decided that the Company is not obliged to pay TL 885 (equivalent to $339 as at 31 March 2015). ICTA filed a lawsuit for cancellation of the in favor parts of the Final Award. Subsequently the Company filed a lawsuit for cancellation of the disadvantageous part of the Final Award. The lawsuit filed by the Company has been dismissed. The final award is appealed by ICTA.

ICTA, through a letter dated 14 May 2010 which is based on the Report of the Treasury Controller’s Board following the examinations covering the period between 1 June 2004 to 9 March 2006, requested additional treasury share payment of TL 4,909 (equivalent to $1,881 as at 31 March 2015) together with the penalty of TL 12,171 (equivalent to $4,663 as at 31 March 2015) on the ground that the treasury share and treasury share over the exchange differences arising from roaming revenue are not paid entirely.

On 26 May 2010, the Company, in order to provide the suspension of the payment, requested a preliminary injunction from the Civil Court of First Instance based on the grounds that the payment of additional treasury share payment of TL 4,909 (equivalent to $1,881 as at 31 March 2015) together with the penalty of TL 12,171 (equivalent to $4,663 as at 31 March 2015) is a pending case before ICC Arbitration Court. The Civil Court of First Instance accepted the Company’s request. ICTA raised an objection to the preliminary injunction and this objection has been rejected.

The Company filed a lawsuit before ICC on 27 January 2012 claiming the contradiction to law of the penalty of TL 12,171 (equivalent to $4,663 as at 31 March 2015) calculated over allegedly unpaid TL 4,909 (equivalent to $1,881 as at 31 March 2015) treasury share. ICC Arbitration Court decided in favor of the Company, accepting all its claims. ICTA filed a lawsuit for cancellation of the final award in the Ankara Civil Court of First Instance. The Court held its award rejecting ICTA’s claim of cancellation. ICTA appealed the decision.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

20.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Concession Agreement (continued)

Dispute on payments of additional treasury share payment for the period between 1 June 2004 and 9 March 2006 (continued)

ICTA, through a letter dated 19 October 2010 which is based on the Report of the Treasury Controller’s Board following the examinations covering the period between 10 March 2006 and 31 December 2008, requested treasury share of TL 72,527 (equivalent to $27,786 as at 31 March 2015) and conventional penalty of TL 205,594 (equivalent to $78,766 as at 31 March 2015). The Company paid TL 1,535 (equivalent to $588 as at 31 March 2015) of the aforementioned amount.

On 13 December 2010, the Company, in order to provide the suspension of the payment, requested a preliminary injunction from the Civil Court of First Instance based on the grounds that the payment of treasury share of TL 70,992 (equivalent to $27,198 as at 31 March 2015) and conventional penalty of TL 205,594 (equivalent to $78,766 as at 31 March 2015) is a pending case before ICC Arbitration Court. The Court accepted the Company’s request. ICTA’s objection against the decision has been rejected.

The Company filed a lawsuit before ICC on 12 January 2011 regarding the allegedly underpaid treasury share payments over certain revenue items as discussed in the Treasury Controller’s Report dated 30 May 2010, and corresponding purported penalty in amount of TL 205,594 (equivalent to $78,766 as at 31 March 2015). The Company requested the Arbitral Tribunal to award that TL 68,365 (equivalent to $26,191 as at 31 March 2015) of the total amount requested in the Treasury Controller’s Report has either been paid or is the subject matter of other arbitration cases. The Company further requested the Tribunal to declare that the request for treasury share payment of the remaining TL 4,163 (equivalent to $1,595 as at 31 March 2015) is unfounded, together with a declaration that the Company should not be obliged to make treasury share payment over certain revenue items as discussed in the Treasury Controller’s Report. Finally, the Company requested the Tribunal to award that it is not obliged to pay the requested penalty and declare that penalty cannot be accrued where the basis of the penalty request is disputed. On 18 March 2013, the Tribunal awarded that the Company is not obliged to pay TL 1,351 (equivalent to $518 as at 31 March 2015) of the remaining amount requested by the Treasury. (The Company’s relief sought for treasury share payment of TL 2,812 (equivalent to $1,077 as at 31 March 2015) requested over SIM card and equipment sales abroad was rejected). The Treasury declared that the Company is not obliged to pay penalty in amount of TL 205,594 (equivalent to $78,766 as at 31 March 2015); but dismissed (without prejudice) the requests for declaration that the Company should not be obliged to make treasury share payment over certain revenue items as discussed in the Treasury Controller’s Report, and that penalty cannot be accrued where the basis of the penalty request is disputed. ICTA, Undersecretariat of Treasury and the Ministry of Transport, Maritime Affairs, and Communications filed two separate lawsuits for cancellation of the Final Award. Subsequently the Company filed a lawsuit for cancellation of the disadvantageous part of the Final Award. The Court has decided to consolidate the lawsuits under the lawsuit filed by Undersecretariat of Treasury and the Ministry of Transport. The Court decided to appoint an expert committee for examination of the file. The expert report which is in favor of the Company was submitted to the file.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

20.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Concession Agreement (continued)

Dispute on payments of additional treasury share payment for the period between 1 June 2004 and 9 March 2006 (continued)

The Court decided to obtain an additional expert report. The additional report is in favor of the Company. The lawsuits are still pending.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the condensed interim consolidated financial statements as at and for the period ended 31 March 2015 (31 December 2014: None).

Dispute on treasury share amounts which are absorbed due to retrospective board decisions taken by ICTA

In consequence of collection of treasury share from the Company without considering its payments to the other operators and some subscribers due to the retrospective procedure amendments of ICTA on both interconnection fees and some tariffs; the Company commenced a lawsuit on 5 August 2010 before ICC on the ground that treasury share which collected from diminishing returns are unlawful and deductions committed by the Company between the years 2006 - 2010 from the treasury share are rightful and claimed payment of TL 1,600 (equivalent to $613 as at 31 March 2015) and its interest to the overpayment amount which is paid under the name of treasury share, against ICTA due to its administrative act leading to this case and against Turkish Undersecretariat of Treasury and Turkish Ministry of Transport, Maritime Affairs, and Communications due to making benefit from aforementioned amount.

ICC decided partially in favor of the Company in March 2012 and ordered that deductions committed by the Company between the years 2006 - 2010 from the Treasury Share are rightful, and ICTA should refund TL 1,371 (equivalent to $525 as at 31 March 2015) paid by the Company in this respect as Treasury Share and ICTA fee and reject the Company’s claim to refund TL 273 (equivalent to $105 as at 31 March 2015) paid as ICTA fee between 2006 - 2008. ICTA, Undersecretariat of Treasury and the Ministry of Transport, Maritime Affairs, and Communications filed a lawsuit for cancellation of the Final Award. The lawsuit initiated by ICTA has been consolidated by the court with the lawsuit initiated by Undersecretariat of Treasury and the Ministry of Transport, Maritime Affairs, and Communications. The court rejected both lawsuits. ICTA and Undersecretariat of Treasury and the Ministry of Transport, Maritime Affairs, and Communications appealed the decision. The Company replied the appeal request. Appeal process is still pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the condensed interim consolidated financial statements prepared as at and for the period ended 31 March 2015 (31 December 2014: None).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

20.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Concession Agreement (continued)

The allegation of deficient treasury share payment and the penalty imposed within the context of 2G Concession Agreement

The Treasury Controller’s Board under the Undersecretariat of Treasury, for the period of 1 January 2009 – 31 December 2009 and 10 March 2006 – 31 December 2008, requested additional treasury share payment in the amount of TL 16,387 (equivalent to $6,278 as at 31 March 2015) by alleging that the Company paid the treasury share deficient in accordance with the 2G Concession Agreement. The Company has objected to the amount of TL 16,121 (equivalent to $6,176 as at 31 March 2015) of the requested amount on the ground that it was contrary to the Concession Agreement, and paid the remaining portion of it with reservation. ICTA by its letter dated 1 August 2013, imposed a penalty in the amount of TL 47,648 (equivalent to $18,255 as at 31 March 2015) according to the Concession Agreement over the Treasury Share amount which was alleged that was paid deficient by the Company. Undersecretariat of Treasury revised the unpaid treasury share amount as TL 16,062 (equivalent to $6,154 as at 31 March 2015) by its letter dated 16 August 2013 and consequently ICTA by its letter dated 4 September 2013 revised the amount of penalty as TL 47,505 (equivalent to $18,200 as at 31 March 2015).

The Company requested a preliminary injunction from the Ankara Civil Court of First Instance in order to provide the suspension of the payment of treasury share of TL 16,062 (equivalent to $6,154 as at 31 March 2015) and the penalty of TL 47,505 (equivalent to $18,200 as at 31 March 2015) until the end of the case to be filed before ICC Arbitration Court. The Court accepted the Company’s request. ICTA and Undersecretariat of Treasury and the Ministry of Transport objected the decision of the Court. The Court rejected ICTA’s objections. ICTA and Undersecretariat of Treasury and the Ministry of Transport appealed the decision. The Court of Appeal rejected the request for appeal and upheld the decision in favor of the Company.

ICTA also by its letter dated 5 August 2013 requested additional contribution share payment in the amount of TL 382 (equivalent to $146 as at 31 March 2015) for the period of 1 January 2009 – 31 December 2009 and 10 March 2006 – 31 December 2008 based on the Report of the Treasury Controller’s Board by alleging that it was paid deficient. ICTA by its letter dated 13 September 2013 has revised the amount of additional contribution share payment as TL 381 (equivalent to $146 as at 31 March 2015) and requested it to be paid.

The Company requested a preliminary injunction from the Ankara Civil Court of First Instance in order to provide the suspension of the payment of contribution share until the end of the case to be filed before ICC Arbitration Court. The Court accepted the Company’s request. ICTA objected the decision of the Court. The Court rejected ICTA’s objections. ICTA appealed the decision. The Company submitted its reply to the appeal request of ICTA. The Court of Appeal rejected the request for appeal and upheld the decision in favor of the Company.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

20.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Concession Agreement (continued)

The allegation of deficient treasury share payment and the penalty imposed within the context of 2G Concession Agreement (continued)

The Company commenced a lawsuit on 2 October 2013 before ICC, claiming that the Company is not obliged to pay treasury share in the amount of TL 16,062 (equivalent to $6,154 as at 31 March 2015)and contribution share in the amount of TL 381 (equivalent to $164 as at 31 March 2015) requested based on the Treasury Auditors Board Report relating the Company’s Treasury Share calculations during 1 January 2009 - 31 December 2009 in respect of the 2G Concession Agreement, which was revised by the letter of Undersecretariat of Treasury dated 16 August 2013 and conventional penalty in the amount of TL 47,505 (equivalent to $18,200 as at 31 March 2015) requested by the letter of ICTA dated 20 August 2013. The hearings were held in April and September 2014. The decision process is still pending.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the condensed interim consolidated financial statements as at and for the period ended 31 March 2015 (31 December 2014: None).

The allegation of deficient treasury share and contribution share payment and the penalty imposed within the context of 3G Concession Agreement

The Treasury Controller’s Board under the Undersecretariat of Treasury requested additional treasury share payment, for the period of 30 April 2009 – 31 December 2009, in the amount of TL 1,193 (equivalent to $457 as at 31 March 2015) by alleging that the Company paid the treasury share deficient in accordance with the 3G Concession Agreement. The Company objected to TL 1,184 (equivalent to $454 as at 31 March 2015) of the requested amount, on the grounds that this request is contrary to the Concession Agreement. The Company paid the remaining part of this request, with reservation. The Company filed a lawsuit against Undersecretariat of Treasury, ICTA and Ministry of Transportation, Maritime Affairs and Communications, for the cancellation of the Undersecretariat of Treasury’s administrative act, which is related to the additional treasury share request of the Undersecretariat of Treasury and also for the cancellation of the Treasury Report which is the legal basis of the aforementioned administrative act; before the Council of State. The Court rejected the Company’s stay of execution request. The Company objected to the decision. Objection was rejected. The case is still pending.

ICTA by its letter dated 1 August 2013 imposed a penalty in the amount of TL 3,119 (equivalent to $1,195 as at 31 March 2015) according to the Concession Agreement over the Treasury Share amount which was alleged that paid deficient. The Company filed a lawsuit against ICTA and Undersecretariat of Treasury for the cancellation of ICTA’s decision which is the legal basis of the aforementioned penalty, before the Council of State. The Council of State rejected the stay of execution request of the Company. The Company objected to this decision. Objection was rejected. The case is still pending.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

20.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Concession Agreement (continued)

The allegation of deficient treasury share and contribution share payment and the penalty imposed within the context of 3G Concession Agreement (continued)

ICTA by its letter dated 5 August 2013 requested additional contribution share payment according to the 3G Concession Agreement in the amount of TL 28 (equivalent to $11 as at 31 March 2015) for the period of 30 April 2009 – 31 December 2009 based on the Report of the Treasury Controller’s Board by alleging that it was paid deficient. The Company filed a lawsuit against ICTA for the cancellation of ICTA’s decision and administrative act related to ICTA’s additional contribution payment request, before the Council of State. The case is still pending.

The total amount of TL 5,195 (equivalent to $1,990 as at 31 March 2015) mentioned on the letters of ICTA dated 1 August 2013 and 5 August 2013, were paid to ICTA on 12 September 2013 and recognized as expense in the consolidated financial statements as at and for the period ended 31 December 2013.

Disputes on Interconnection Agreement

Upon application of Turk Telekom, the ICTA has set temporary (and after final) call termination fees for calls to be applied between Turk Telekom and the Company starting from 10 August 2005. However, Turk Telekom did not apply these termination fees for international calls.

The Company filed 3 separate lawsuits against Turk Telekom to cease this practice and requested the collection of its damages regarding principal, overdue interest and late payment fee, amounting to TL 11,970 in total (equivalent to $4,586 as at 31 March 2015) covering the period from August 2005 until October 2005; amounting to TL 23,726 (equivalent to $9,090 as at 31 March 2015) for the period between November 2005 and October 2006 and amounting to TL 6,836 (equivalent to $2,619 as at 31 March 2015) for the period between November 2006 and February 2007. The court decided to consolidate all cases.

On 28 September 2011, the Court decided in favor of the Company for all consolidated cases. The Court decided that Turk Telekom should pay to the Company in total TL 42,597 (equivalent to $16,319 as at 31 March 2015) plus VAT and Special Communication Tax (“SCT”) composed of principle amounting to TL 36,502 (equivalent to $13,984 as at 31 March 2015), interest and penalty (calculated till the filing date of legal cases in 2005, 2006 and 2007) amounting to TL 6,095 (equivalent to $2,335 as at 31 March 2015) and interest and penalty to be calculated for the period between the filing date of legal case and payment date. The Court also decided that Turk Telekom should pay interest, penalty, VAT and SCT calculated for the principal from date of case to the payment date. Turk Telekom appealed the decision. The Court of Cassation reversed the first instance court’s decision. The Company applied for the correction of the decision. Turk Telekom also applied for the correction of the decision. The Court of Cassation rejected the correction of the decision requests. The case file was sent to the First Instance Court to grant a decision again. The First Instance Court decided in line with the reversal decision of Court of Cassation. The case is pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the condensed interim consolidated financial statements as at and for the period ended 31 March 2015 (31 December 2014: None).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

20.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Disputes on Interconnection Agreement (continued)

Carrying international voice traffic

In May 2003, the Company was informed that the ICTA had initiated an investigation against the Company claiming that the Company has violated Turkish laws by carrying some of its international voice traffic through an operator other than Turk Telekom. On 5 March 2004, ICTA fined the Company a nominal amount of approximately TL 31,731 (equivalent to $12,157 as at 31 March 2015) with the claim that the Company exceeded its authorization given by its concession agreement.

The Company has filed a lawsuit for the cancellation of the related administrative acts and decisions of ICTA, however, paid the administrative fine on 9 April 2004. On 5 November 2004, Council of State grant a motion for stay of execution. With respect to that decision, ICTA paid back TL 18,000 (equivalent to $6,896 as at 31 March 2015) on 26 January 2005 and deduct a sum of TL 13,731 (equivalent to $5,261 as at 31 March 2015) from the December frequency usage fee payment. On 26 December 2006, Council of State accepted the Company’s claim and annul the decision and the fine imposed by the ICTA. ICTA appealed the decision. The decision has been approved by the Council of State, Plenary Session of the Chamber for Administrative Divisions. ICTA applied for the correction of the decision. The correction of the decision process is still pending. On 6 June 2012, the Company initiated a lawsuit against ICTA for the amount of TL 5,783 (equivalent to $2,216 as at 31 March 2015) for its damages occurred between the period when the Company made the payment and collected back. The case is still pending.

Turk Telekom filed a lawsuit against the Company with respect to the same issue requesting TL 450,931 (equivalent to $172,757 as at 31 March 2015) of which TL 219,149 (equivalent to $83,959 as at 31 March 2015) as principal and TL 231,782 (equivalent to $88,799 as at 31 March 2015) as interest, charged until 30 June 2005 and requesting a temporary injunction.

Considering the progresses at the court case, provision is set for the principal amounting to TL 53,160 (equivalent to $20,366 as at 31 March 2015) and accrued interest amounting to a nominal amount of TL 104,900 (equivalent to $40,188 as at 31 March 2015) in the condensed interim consolidated financial statements as at and for the period ended 31 March 2015.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

20.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Disputes on Interconnection Agreement (continued)

Carrying international voice traffic (continued)

On 5 November 2009, the Court rejected Turk Telekom’s request amounting to TL 171,704 (equivalent to $65,782 as at 31 March 2015) and accepted the request amounting to TL 279,227 (equivalent to $106,975 as at 31 March 2015). The Company appealed the decision. Also, Turk Telekom appealed the decision. The Court of Cassation cancelled the decision. The Company and Turk Telekom applied for the correction of the decision. Supreme Court decided to reject both sides’ correction of the decision requests. The Court of First Instance decided to comply with the Supreme Court’s ruining decision and decided to order a new expert examination. The expert report was served to the Company. The parties objected to the report. The Court decided to obtain an additional expert report from the expert committee. The lawsuit is still pending.

Dispute on Turk Telekom transmission lines leases

Effective from 1 July 2000, Turk Telekom annulled the discount of 60% that it provided to the Company based on its regular ratio, which had been provided for several years, and, at the same time, Turk Telekom started to provide a discount of 25% being subject to certain conditions. The Company filed a lawsuit against Turk Telekom for the application of the agreed 60% discount. However, on 30 July 2001, the Company had been notified that the court of appeal upheld the decision made by the commercial court allowing Turk Telekom to terminate the 60% discount. Differences in the total nominal rent for the concerned period amounting to TL 29,125 (equivalent to $11,158 as at 31 March 2015) have been accrued by Turk Telekom and deducted from the receivables of the Company. Accordingly, the Company paid and continues to pay transmission fees to Turk Telekom based on the 25% discount. Although Turk Telekom did not charge any interest on late payments at the time of such payments, the Company recorded an accrual amounting to a nominal amount of TL 3,023 (equivalent to $1,158 as at 31 March 2015) for possible interest charges as at 31 December 2000. On 9 May 2002, Turk Telekom requested an interest amounting to a nominal amount of TL 30,068 (equivalent to $11,519 as at 31 March 2015).

The Company did not agree with Turk Telekom’s interest calculation and, accordingly, obtained an injunction from the commercial court to prevent Turk Telekom from collecting any amounts relating to this interest charge. Also, the Company initiated a lawsuit against Turk Telekom on the legality of such interest. On 25 December 2008, the Court rejected the case. The Company appealed the decision. The Supreme Court rejected the appeal. The Company applied for the correction of the decision. The Supreme Court rejected the correction of the decision request and the decision is finalized.

Based on the management opinion, the Company accrued a provision of TL 91,864 (equivalent to $35,194 as at 31 March 2015) and the Company netted off the whole amount from the receivables from Turk Telekom as at 31 December 2010.

Additionally, a lawsuit was commenced against Turk Telekom on 28 October 2010 to collect the receivable amounting to principal of TL 23,378 (equivalent to $8,956 as at 31 March 2015), overdue interest of TL 3,092 (equivalent to $1,185 as at 31 March 2015) and delay fee of TL 1,925 (equivalent to $737 as at 31 March 2015), with the contractual default interest until payment date on the ground that the above mentioned exercise is contrary to the term of the contract which is effective for the year 2000, Turk Telekom has already collected the whole amount which is subjected to the related court decision as of 31 October 2009 and Turk Telekom collected additional receivable. The Court decided to obtain an expert report. The expert committee submitted their report to the Court. The expert report is in favor of the Company.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

20.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute on Turk Telekom transmission lines leases (continued)

The Company increased its claim from Turk Telekom by TL 2,100 (equivalent to $805 as at 31 March 2015). The Court decided to obtain a supplementary expert report from the same expert committee. The supplementary expert report supports the Company’s arguments. The Court decided to obtain another supplementary expert report from the same expert committee.

The second supplementary expert report is delivered to the Company and this report is also in favor of the Company. The Court decided to obtain another expert report from a new expert committee. The lawsuit is still pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the condensed interim consolidated financial statements as at and for the period ended 31 March 2015 (31 December 2014: None).

Disputes regarding the Law on the Protection of Competition

Dispute regarding the fine applied by the Competition Board

The Competition Board commenced an investigation of business dealings between the Company and the mobile phone distributors in October 1999. The Competition Board decided that the Company disrupted the competitive environment through an abuse of a dominant position in the Turkish mobile market and infringements of certain provisions of the Law on the Protection of Competition.

As a result, the Company was fined a nominal amount of approximately TL 6,973 (equivalent to $2,671 as at 31 March 2015) and was enjoined to cease these infringements. The Company initiated a lawsuit before Council of State for the injunction and cancellation of the decision. On 15 November 2005, the Court cancelled the Competition Board’s decision.

After the cancellation of the Competition Board’s decision, the Competition Board has given the same decision again on 29 December 2005. On 10 March 2006, the Company initiated a lawsuit before Council of State for the injunction and cancellation of the Competition Board’s decision dated 29 December 2005. On 13 May 2008, Council of State rejected the case. The Company appealed the decision. The Council of State rejected the Company’s request for appeal. The Company applied for the correction of the decision. The correction of the decision process is still pending.

Based on the decision of Competition Board, Ankara Tax Office requested the Company to pay TL 6,973 (equivalent to $2,671 as at 31 March 2015) through the payment order dated 4 August 2006. On 25 September 2006, the Company made the related payment and initiated a lawsuit for the cancellation of this payment order. The Court dismissed the lawsuit. Thereupon the Company appealed this decision. On 17 March 2009, Council of State reversed the judgment of the Local Court. Local Court decided in line with the decision of Council of State. On 18 December 2009, the Court rejected the case and the Company appealed this decision. Council of State reversed the judgment of the First Instance Court. First Instance Court decided in line with the decision of Council of State. On 15 June 2011, the Court rejected the case again.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

20.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Disputes regarding the Law on the Protection of Competition (continued)

Dispute regarding the fine applied by the Competition Board (continued)

The Company also appealed this decision. Council of State accepted the Company’s stay of execution requests at appeal phase. Council of State reversed the judgment of the Instance Court again. The Inheritance and Charges Tax Office applied for the correction of the decision. The Company replied this request. The Council of State rejected the correction of the decision request of The Inheritance and Charges Tax Office. The Court of First Instance decided to comply with the Council of State’s reversing decision and decided to cancel the payment order. The Inheritance and Charges Tax Office appealed the decision. The Company replied this request. The appeal process is still pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the condensed interim consolidated financial statements as at and for the period ended 31 March 2015 (31 December 2014: None).

Dispute regarding the fine applied by the Competition Board regarding mobile marketing activities

On 23 December 2009, as a result of an investigation initiated by the Competition Board, the Company was fined amounting to TL 36,072 (equivalent to $13,820 as at 31 March 2015), based on the grounds that the Company violated competition rules in GSM and mobile marketing services markets. The payment was made within 1 month following the notification of the decision of the Competition Board. Therefore, 25% discount was applied and TL 27,054 (equivalent to $10,365 as at 31 March 2015) is paid as the monetary fine on 25 May 2010. The Company filed a legal case on 25 June 2010 for the stay of execution and cancellation of the aforementioned decision. The Court rejected the Company’s stay of execution request. The Company objected to the decision. The objection was rejected. The Court rejected the case. The Company appealed the decision. The appeal process is still pending.

Avea, depending on the Competition Board decision, initiated a lawsuit against the Company claiming a compensation from the Company for its damages amounting to TL 1,000 (equivalent to $383 as at 31 March 2015), with reservation of further claims, on the ground that the Company violated the competition. During the judgment, Avea increased its request of material compensation to TL 5,000 (equivalent to $1,916 as at 31 March 2015) and in addition requested TL 1,000 (equivalent to $383 as at 31 March 2015) for non-pecuniary damages. The Court decided to separate these requests and to reject the lawsuits demanding compensation and moral damages. Avea appealed the case. The Company has submitted its response to appeal. The Court of Appeal rejected Avea’s request for appeal and upheld the decision in favor of the Company. Avea applied for the correction of decision. The correction of decision process is still pending.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

20.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Disputes regarding the Law on the Protection of Competition (continued)

Dispute regarding the fine applied by the Competition Board regarding mobile marketing activities (continued)

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the condensed interim consolidated financial statements as at and for the period ended 31 March 2015 (31 December 2014: None).

Dispute with the Competition Board regarding the business practices with sub-distributors

On 1 December 2009, Competition Board decided to initiate an investigation against the Company whether the Company, violated the related clauses of the Competition Act numbered 4054 by its applications on its sub-distributors.

As a result of the respective investigation, on 9 June 2011 the Competition Board imposed an administrative fine on the Company amounting to TL 91,942 (equivalent to $35,224 as at 31 March 2015) on the grounds that the Company violates its dominant position in GSM services market. On 8 December 2011, the Company filed a lawsuit for annulment of the decision. The Company requested stay of execution for the aforementioned Competition Board decision. The Council of State accepted the request of the Company for stay of execution for the part of the Competition Board decision fining the Company amounting to TL 91,942 (equivalent to $35,224 as at 31 March 2015) but rejected the request for the parts of the decision determining that the Company abused its dominant position with its practices subject to the Competition Board decision and have to end the violation. The Competition Board objected to the decision. The Company objected to the decision for the rejected part. The Plenary Session of Administrative Law Divisions of the Council of State cancelled the stay of execution decision and decided to send the file back to the First Instance Court to be examined with respect to the reasons related to the basis of the Competition Board’s decision. Upon this decision, The Council of State rejected the Company’s stay of execution request. The Company objected to the decision. Objection was rejected. The case is still pending.

On 9 March 2012, payment order has been sent to the Company by the Tax Office. The Company filed a lawsuit for cancellation of the payment order on 13 March 2012. The Court accepted the Company’s stay of execution request until the Tax Office’s legal argument is submitted to the Court. Upon submission of the Tax Office’s legal argument to the Court, the Court rejected the request of the Company for stay of execution. The Company objected to the Court’s decision. The objection was dismissed. The Company requested a stay of execution for the second time but the Court rejected the request. The Company objected to the Court’s decision, but the objection was dismissed. Subsequently, the Court accepted the lawsuit and cancelled the payment order. Tax Office appealed the decision. The Company replied the appeal request. Appeal process is still pending. The blockage applied by the Tax Office with respect to the payment order on the Company’s deposit amounting to TL 91,942 (equivalent to $35,224 as at 31 March 2015) has been released in 2014.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

20.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Disputes regarding the Law on the Protection of Competition (continued)

Dispute with the Competition Board regarding the business practices with sub-distributors (continued)

Pamuk Elektronik, a former dealer of the Company whose contract has been terminated, initiated a lawsuit against the Company on 19 December 2011 claiming TL 2,100 (equivalent to $805 as at 31 March 2015) by reserving its rights for surpluses on the ground that the Company caused that damage by unjust termination of the contract and actions which are stated in the Competition Board decision in which the Board imposed TL 91,942 (equivalent to $35,224 as at 31 March 2015) administrative fine to the Company. The Company replied in due time. On 19 April 2012, the Court decided to reject the lawsuit with the reason that the dispute must be solved with arbitration procedure because of the term in the agreement. Pamuk Elektronik appealed the case. The Company submitted its answer to the appeal. The Court of Cassation approved the decision of the First Instance Court. Pamuk Elektronik applied for the correction of the decision. The company replied to the correction of decision. The Court of Cassation rejected Pamuk Elektronik’s correction of the decision request. Pamuk Elektronik has sent a warning to the Company in order to initiate arbitration procedure. The Company has responded to the warning.

Dogan Dagitim AS filed a lawsuit against the Company on 5 June 2012 claiming TL 110,484 (equivalent to $42,328 as at 31 March 2015) together with up to 3 times of the loss amount to be determined by the court for its material damages by reserving its rights for surpluses allegedly on the ground that the Company caused that damage by its applications to its sub-distributors which constituted a violation of the law no. 4054 and that violation was proved by the Competition Board decision in which the Board imposed TL 91,942 (equivalent to $35,224 as at 31 December2014) administrative fine to the Company. The lawsuit is pending.

On 31 December 2008, Mep Iletisim ve Dis Ticaret AS, which is former distributor of the Company and whose agreement is no longer valid, initiated a lawsuit against the Company claiming that it has a loss of TL 64,000 (equivalent to $24,519 as at 31 March 2015) due to the applications of the Company and requested TL 1,000 (equivalent to $383 as at 31 March 2015) and remaining amount to be reserved. An expert report from committee of experts appointed by the Court has been submitted to the Court. The Court decided to obtain a supplementary report from the same committee. In the supplementary expert report submitted to the file by the committee, the damages amounting to TL 64,000 (equivalent to $24,519 as at 31 March 2015) claimed by Mep Iletisim ve Dis Ticaret A.S. was calculated as TL 16,700 (equivalent to $6,398 as at 31 March 2015). Mep Iletisim ve Dis Ticaret AS increased its claim and demanded TL 16,700 (equivalent to $6,398 as at 31 March 2015) from the Company. The Court decided to obtain an expert report together with the second lawsuit consolidated to this file. The amount of MEP’s damages was estimated as TL 18,800 (equivalent to $7,203 as at 31 March 2015) in the expert report. The Court has decided to obtain another expert report about brand valuation from a new committee. The expert committee submitted their report to the Court. The report is against the Company. The Court decided to obtain another expert report from another expert on brand valuation. The lawsuit is still pending.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

20.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Disputes regarding the Law on the Protection of Competition (continued)

Dispute with the Competition Board regarding the business practices with sub-distributors (continued)

Mep Iletisim ve Dis Ticaret AS which is in liquidation filed a lawsuit against the Company on 30 July 2012 claiming TL 1,200 (equivalent to $460 as at 31 March 2015) together with up to 3 times of the loss amount to be determined by the court for its material damages by reserving its rights for surpluses allegedly on the ground that the Company caused that damage by its applications to its sub-distributors which constituted a violation of the law no. 4054 and that violation was proved by the Competition Board decision in which the Board imposed TL 91,942 (equivalent to $35,224 as at 31 March 2015) administrative fine to the Company. The Court decided to consolidate this lawsuit with the first lawsuit initiated by Mep Iletisim ve Dis Ticaret AS on 31 December 2008.

Mobiltel Iletisim Hizmetleri Sanayi ve Ticaret AS (“Mobiltel”) filed a lawsuit against the Company on 17 August 2012 claiming TL 500 (equivalent to $192 as at 31 March 2015) together with up to 3 times of the loss amount to be determined by the court for its material damages by reserving its rights for surpluses allegedly on the ground that the Company gives exclusive competence to its sub-dealers and that violation was proved by the Competition Board decision in which the Board imposed TL 91,942 (equivalent to $35,224 as at 31 March 2015) administrative fine to the Company and that Mobiltel was not able to sale any product to the sub-dealers which were given exclusive competence by the Company. The court decided to obtain an expert report. The lawsuit is pending.

Avea filed a lawsuit against the Company on 31 October 2012 claiming TL 1,000 (equivalent to $383 as at 31 March 2015) together with up to 3 times of the loss amount to be determined by the court for its material damages by reserving its rights for surpluses allegedly on the ground that the Company caused that damage by its applications to its sub-distributors which constituted a violation of the law no. 4054 and that violation was proved by the Competition Board decision in which the Board imposed TL 91,942 (equivalent to $35,224 as at 31 March 2015) administrative fine to the Company. The lawsuit is pending.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain and a reliable estimation of the amount of the obligation, if any, cannot be made; thus, no provision is recognized in the condensed interim consolidated financial statements as at and for the period ended 31 March 2015 (31 December 2014: None).

Investigation of the Competition Board regarding vehicle tracking services

The decision of the Competition Board dated 2 April 2008, regarding the allegation that Turkcell has exclusive practices on vehicle tracking services market, was cancelled by the Council of State. Accordingly, the Competition Board decided to initiate an investigation regarding the same. After the aforementioned investigation, the Competition Board decided that the Company infringed competition rules by its exclusive practices on vehicle tracking service market and imposed a fine amounting to TL 39,727 (equivalent to $15,220 as at 31 March 2015). The reasoned judgment has been delivered to the Company on 15 May 2014.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

20.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Disputes regarding the Law on the Protection of Competition (continued)

Investigation of the Competition Board regarding vehicle tracking services (continued)

Since the administrative fine amounting to TL 39,727 (equivalent to $15,220 as at 31 March 2015) was paid within 1 month following the notification of the decision of Competition Board, 25% discount was applied and payment amounting to TL 29,795 (equivalent to $11,415 as at 31 March 2015) was made on 13 June 2014 and recognized as expense in the consolidated financial statements as at and for the period ended 31 December 2014.

The Company filed a lawsuit on 11 July 2014 for the stay of execution and the cancellation of the aforementioned administrative act and fine. The Court decided to reject the stay of execution request. The Company objected to this decision. Objection was rejected. The case is pending.

Dispute on National Roaming Agreement

The ICTA decided that the Company has not complied with its responsibility under the Regulation on National Roaming which was enacted pursuant to article 10 of the Telegram and Telephone Law numbered 406 which obliges the Company to provide national roaming services and fined the Company by nominal amount of approximately TL 21,822 (equivalent to $8,360 as at 31 March 2015). On 7 April 2004, although the Company made the related payment with its accrued interest, it also filed a lawsuit before the Council of State for the cancellation of the respective administrative fine and the regulation of the ICTA which sets the ground for the administrative fine. Upon the Council of State decision for the stay of execution of the administrative fine imposed to the Company until the conclusion of the law suit on 1 December 2004, the Company re-collected the respective amount from the ICTA on 3 January 2005. Following the cancellation of the administrative fine and finalization of this decision on 22 July 2010, the Company initiated a lawsuit against ICTA for the collection of TL 7,111 (equivalent to $2,724 as at 31 March 2015) which is the accrued interest of the total amount that the Company could not benefit between the period when the Company made the payment and ICTA returned the same amount to the Company. The Court partially accepted the lawsuit and decided that ICTA should pay TL 6,505 (equivalent to $2,492 as at 31 March 2015) to the Company with the accrued interest. On 15 April 2013, ICTA paid TL 6,505 (equivalent to $2,492 as at 31 March 2015) with its accrued interest amounting to TL 1,596 (equivalent to $611 as at 31 March 2015) to the Company. ICTA appealed the decision. Thereupon, the Company replied to this request and also appealed the parts of the decision that The Court rejected against the Company. The Council of State rejected ICTA’s request for the stay of execution during the appeal process. Appeal process is still pending.

Although payment was received from ICTA, the Court decision is not finalized. Therefore, it is not virtually certain that an inflow of economic benefits will arise, and no income is recognized in the condensed interim consolidated financial statements as at and for the period ended 31 March 2015 (31 December 2014: None).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

20.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Disputes regarding the pricing applications

Dispute regarding the fine applied by ICTA on pricing applications of the Company

On 7 April 2010, ICTA decided to impose administrative fine to the Company amounting to TL 4,008 (equivalent to $1,536 as at 31 March 2015) for misinforming the Authority and TL 374 (equivalent to $143 as at 31 March 2015) for making some subscribers suffer. The payment was made within 1 month following the notification of the decision of the ICTA. Therefore, 25% discount was applied and TL 3,287 (equivalent to $1,259 as at 31 March 2015) is paid in total as the administrative fine on 9 June 2010. The Company filed two lawsuits on 22 September 2010 for the stay of execution and cancellation of the aforementioned decision. The Court rejected the Company’s stay of execution requests and the Company objected to the decisions but the objections are rejected. On 28 April 2011, the Court rejected the cases. The Company appealed the decisions. Council of State rejected the Company’s stay of execution requests at appeal phase. Appeal processes are pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no contingent asset or related income is recognized in the condensed interim consolidated financial statements as at and for the period ended 31 March 2015 (31 December 2014: None).

Dispute on campaigns

On 21 May 2008, ICTA decided that the Company damaged the subscribers’ financial interests related to the campaigns in which free minutes or counters are given and requested TL 32,088 (equivalent to $12,293 as at 31 March 2015). On 10 July 2008, the Company filed a lawsuit for the injunction and cancellation of the ICTA’s decision. However, the Company benefited from the early payment option with a 25% early payment discount and paid TL 24,066 (equivalent to $9,220 as at 31 March 2015) on 1 August 2008. On 10 November 2010, the Court decided to reject the case. The Company appealed the decision. The State of Council rejected the Company’s request for the stay of execution of the First Instance Court’s decision. The appeal process is still pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the condensed interim consolidated financial statements as at and for the period ended 31 March 2015 (31 December 2014: None).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

20.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Disputes regarding the pricing applications (continued)

Dispute regarding the fine applied by ICTA on tariffs above upper limits

On 21 April 2010, ICTA decided to impose administrative fine to the Company amounting to TL 53,467 (equivalent to $20,484 as at 31 March 2015) by claiming that the Company applied tariffs above the upper limits of GSM-GSM in GSM Upper Limits Table approved by ICTA on 25 March 2009. The payment was made within 1 month following the notification of the decision of the ICTA. Therefore, 25% discount was applied and TL 40,100 (equivalent to $15,363 as at 31 March 2015) is paid as the administrative fine on 3 June 2010. The Company filed a lawsuit on 28 June 2010, for the cancellation of the aforementioned decision. The Court overruled the stay of execution claim, the Company objected to the decision and the Court accepted this objection and decided for the stay of the execution. Accordingly, ICTA paid back TL 40,100 (equivalent to $15,363 as at 31 March 2015) on 27 January 2011. On 3 May 2011, the Court rejected the case. The Company appealed the decision and paid back TL 40,100 (equivalent to $15,363 as at 31 March 2015) to ICTA on 6 October 2011. Council of State rejected the Company’s stay of order request at appeal phase. Appeal process is pending.

Amount to be reimbursed to the subscribers was calculated as TL 46,228 (equivalent to $17,711 as at 31 March 2015) and deducted from revenues in the consolidated financial statements as at and for the year ended 31 December 2009. Reimbursement to subscribers was made in January 2010.

ICTA notified the Company on 23 November 2011, to pay the amount of TL 13,367 (equivalent to $5,121 as at 31 March 2015) which is the unpaid portion arising from the 25% cash discount of the administrative fine amounting to TL 53,467 (equivalent to $20,484 as at 31 March 2015) that was imposed for applying tariffs above the upper limits. The Company filed a lawsuit on 23 December 2011 for stay of execution and for the annulment of this process. The Court accepted the request of the Company for stay of execution. ICTA objected to the decision but the objection is rejected. The Court decided in favor of the Company. ICTA appealed the decision and the Company replied this request. The Council of State rejected ICTA’s request for stay of execution during the appeal process. Appeal process is still pending.

On 20 February 2012, payment order has been sent to the Company by the Tax Office. On 24 February 2012, the Company filed a lawsuit for cancellation of the payment order. The Court accepted the request of the Company for stay of execution. The Tax Office objected to the decision but the objection is rejected. The Court decided in favor of the Company. The Tax Office appealed the decision and the Company replied this request. Appeal process is still pending.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the additional request regarding unpaid portion arising from the 25% discount of the administrative fine is uncertain, thus, no provision is recognized in the condensed interim consolidated financial statements as at and for the period ended 31 March 2015 (31 December 2014: None).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

20.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute on deposits at banks

The Company, in 2001, initiated an enforcement proceeding to collect receivables amounting to $6,329 arising from deposits in a bank. The bank has been objected to the enforcement proceeding and the Company filed a lawsuit for the cancellation of the objection. The Court decided in favor of the Company on 1 March 2005. The bank appealed the decision and the Company replied the same. On 3 April 2006, Supreme Court of Appeals decided the reversal of the Court’s decision in favor of the defendant. The Court abided by the decision of the Supreme Court of Appeals. The lawsuit is pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no contingent asset or related income is recognized in the condensed interim consolidated financial statements as at and for the period ended 31 March 2015 (31 December 2014: None).

Dispute on Special Communication Taxation regarding prepaid card sales

Large Taxpayer Office levied Special Communication Tax and tax penalty on the Company in the amount of TL 211,056 (equivalent to $80,858 as at 31 March 2015) principal and TL 316,583 (equivalent to $121,287 as at 31 March 2015) totaling to TL 527,639 (equivalent to $202,145 as at 31 March 2015) based upon the claim, stated on Tax Investigation Reports prepared for the years 2008-2012, that the Company should pay Special Communication Tax over the prepaid card sales made by the distributors. The Company filed lawsuit before the Tax Courts for the cancellation of that aforementioned tax and tax penalty demand. After the lawsuit is filed, the Company applied to settlement procedure. The parties could not reach a settlement so that, they signed a minute stating that there is no settlement between the parties. The cases are still pending.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the condensed interim consolidated financial statements as at and for the period ended 31 March 2015 (31 December 2014: None).

Dispute on over assessment following the settlement on VAT fine pertaining to International Roaming Agreements

On 9 February 2009, the Company applied to the Tax Office for the refund of the interest charge amounting TL 6,609 (equivalent to $2,532 as at 31 March 2015) which was miscalculated after the settlement with the Tax Office regarding the VAT and tax penalties accrued due to roaming agreement for years 2000, 2001 and 2002. Tax Office rejected the Company’s request, and the Company filed a lawsuit with the same claim. Upon the refusal of this request, the Company filed a lawsuit for the cancellation of this administrative act. The Court rejected the case. The Company appealed the decision. The Council of State approved the decision. The Company applied for the correction of the decision. The correction of the decision process is still pending.

Moreover, the Company filed another lawsuit for the cancellation of the aforementioned interest charge amounting to TL 6,609 (equivalent to $2,532 as at 31 March 2015). On the other lawsuit, the Court rejected the case. Subsequently the Company appealed the case. The appeal process is pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the condensed interim consolidated financial statements as at and for the period ended 31 March 2015 (31 December 2014: None).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

20.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute with MTN regarding Iranian GSM tender process

In 2004, the Company was awarded Iran’s first private GSM license through an international tender. Subsequently the Company was barred from concluding its license arrangement, and Iran entered into a license agreement with the South Africa based operator MTN, instead of the Company. With respect to newly received information by the Company indicating that the signing of the license agreement with MTN instead of the Company was a consequence of MTN’s actions at that time. In light of the harm caused by MTN’s actions to both the Company and to its shareholders, the Company filed a lawsuit against MTN on 28 March 2012 seeking the compensation of such damages.

Considering extensive business dealings of both companies in the United States and due to the allegations that MTN breached rules of international law, the lawsuit has been filed in United States District Court for the District of Columbia. The lawsuit has been withdrawn in order for filing it at another jurisdiction.

The Company filed a lawsuit against MTN based on the same allegations before the South Gauteng High Court, Johannesburg, Republic of South Africa. The lawsuit is still pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the condensed interim consolidated financial statements as at and for the period ended 31 March 2015 (31 December 2014: None).

Dispute on Turk Telekom transmission tariffs

On 19 January 2007, the Company initiated a lawsuit against Turk Telekom claiming that Turk Telekom charged transmission on erroneous tariffs between 1 June 2004 and 1 July 2005. The Company requested a nominal amount of TL 8,137 (equivalent to $3,117 as at 31 March 2015) including interest. The expert report is in favor of the Company. The Court ruled to obtain supplementary expert report. Supplementary expert report is also in favor of the Company. The Court ruled to obtain a new expert report. The expert report is in favor of the Company. The Court accepted the case. Turk Telekom appealed the decision. The Company replied this appeal request. The Court of Cassation reversed the judgement of the First Instance Court. The Company shall apply to correction of the decision.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the condensed interim consolidated financial statements as at and for the period ended 31 March 2015 (31 December 2014: None).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

20.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute on the decision of CMB regarding audit committee member

On 15 October 2008, the CMB decided on an administrative fine amounting to TL 12 (equivalent to $5 as at 31 March 2015) since the Company did not fulfill the decision of CMB dated 26 January 2007 and required the Company to inform its shareholders at the next General Assembly Meeting. The Company commenced a lawsuit before the Administrative Court. The Court rejected the Company’s stay of execution request and the Company’s objection to this decision has been rejected. On 27 May 2011, the Court rejected the case. The Company appealed the decision. Council of State rejected the injunction request of the First Instance Court’s decision. Council of State rejected the stay of execution request of the Company. The appeal process is still pending.

Cancellation of the Regulation on Mobile Number Portability

On 29 March 2007, the Company initiated a lawsuit against the ICTA claiming stay of order for and the annulment of the Regulation on Mobile Number Portability issued by the ICTA on 1 February 2007 on the ground that vested rights of the Company arising out the concession agreement were violated by the said regulation. On 1 June 2009, the Court rejected the case. The Company appealed the decision. The Plenary Session of Administrative Law Divisions of the Council of State approved the First Instance Court’s decision. The Company applied for correction of the decision. The correction of the decision process is still pending.

Dispute on Turk Telekom interconnection costs

On 22 August 2011, Turk Telekom filed a lawsuit on the grounds that on-net tariffs of the Company are under the interconnection fees against the ICTA Board decision which is stipulating that on-net tariffs of the Company cannot be under the interconnection fees which are applied to other operators and requested TL 1,000 (equivalent to $383 as at 31 March 2015) monetary compensation by reserving its right for surpluses. The Court decided to obtain an expert report. Expert report supports the Company’s arguments. The Court decided to obtain a supplementary report from the same committee. Also the supplementary expert report supports the Company’s arguments. Turk Telekom objected to the report. The Court rejected the case in favor of the Company. Turk Telekom appealed the decision. The Company replied to this request. The Court of Cassation reversed the judgment of the First Instance Court. The Company requested for correction of the decision.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

20.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute on Turk Telekom interconnection costs (continued)

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the condensed interim consolidated financial statements as at and for the period ended 31 March 2015 (31 December 2014: None).

Dispute on Avea interconnection costs

On 4 November 2010, Avea initiated a lawsuit on the ground that on-net tariffs of the Company are under the interconnection fees notwithstanding ICTA’s decision regarding, on-net tariffs of the Company cannot be under the interconnection fees which are applied by the Company to other operators and requested TL 1,000 (equivalent to $383 as at 31 March 2015) monetary compensation by reserving its right for surpluses. During the judgment, Avea increased its request to TL 47,000 (equivalent to $18,006 as at 31 March 2015). The Court decided to appoint an expert committee for examination of the file. The expert committee submitted its completed expert report to the Court, which is in favor of the Company. The Court decided to have an additional expert report. The additional expert report submitted by the committee is against the Company. The Court decided to obtain another expert report from a new expert committee. The new expert report submitted to the file is in favor of the Company.

On 25 April 2011, Avea initiated another lawsuit with the same grounds mentioned above claiming compensation for its losses between November 2009 and January 2010. Avea claimed TL 40,000 (equivalent to $15,324 as at 31 March 2015) for its material compensation by reserving its rights for surpluses. The Court decided to appoint an expert committee for examination of the file. The expert committee submitted its report, which is in favor of the Company. The Court decided to consolidate this lawsuit with the first lawsuit initiated by Avea on 4 November 2010. The Court dismissed both cases. Avea appealed the decision. Appeal process is still pending.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the condensed interim consolidated financial statements as at and for the period ended 31 March 2015 (31 December 2014: None).

Dispute on payment request of Savings Deposits Insurance Fund

On 26 July 2007, Savings Deposits Insurance Fund (“SDIF”) requested TL 15,149 (equivalent to $5,804 as at 31 March 2015) to be paid in one month period on the ground that the stated amount is recorded as receivable from the Company in the accounting records of Telsim, which is taken over by SDIF. On 20 September 2007, the Company filed a lawsuit for the injunction and cancellation of the SDIF’s request. Council of State accepted the injunction request of the Company. On 19 January 2010, the Court accepted the Company’s claim and cancelled the aforementioned request of SDIF. SDIF appealed the decision. The Plenary Session of Administrative Law Divisions of the Council of State approved the First Instance Court’s decision in favor of the Company. The defendant applied to the correction of the decision. The Company replied the same. The correction of the decision process is pending.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

20.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute on payment request of Savings Deposits Insurance Fund (continued)

SDIF issued payment orders for the aforementioned amount and, on 19 October 2007, the Company initiated a lawsuit for the cancellation of the payment request of SDIF. On 29 March 2010, the Court decided on the cancellation of the payment order. SDIF appealed such decision. The appeal process is pending.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the condensed interim consolidated financial statements as at and for the period ended 31 March 2015 (31 December 2014: None).

Dispute with the Ministry of Industry and Trade

Ministry of Industry and Trade notified the Company that the Company is not informing the subscribers properly before service subscriptions and content sales and charged administrative fine of TL 68,201 (equivalent to $26,129 as at 31 March 2015). On 24 August 2009, the Company initiated a lawsuit for the cancellation of the payment notification and related decision of the Ministry of Industry and Trade. The Court rejected the Company’s injunction request. The Court cancelled decision of the Ministry of Industry and Trade on 8 June 2010. Ministry of Industry and Trade appealed the decision. Council of State reversed the judgment of the Instance Court. The Company requested correction of the decision. Council of State rejected the Company’s request for the correction of the decision. The Local Court made a decision in line with the reversal decision of Council of State and rejected the case. The Company appealed the decision. The Council of State approved the First Instance Court decision. The Company requested for correction of the decision. The correction of the decision process is pending.

On 14 December 2009, the Company filed a lawsuit for the injunction and cancellation of the payment order of TL 68,201 (equivalent to $26,129 as at 31 March 2015) with respect to the decision of Ministry of Industry and Trade. The Court decided to accept the case. Tax Administration appealed the decision. Council of State reversed the judgment of the Instance Court. The Company requested correction of the decision. Council of State rejected the Company’s request for the correction of the decision request. The Court of First Instance decided to comply with the Council of State’s reversal decision and rejected the case. The Company appealed the decision. The Council of State approved the First Instance Court decision. The Company requested for correction of the decision. The correction of the decision process is pending.

The administrative fine amounting to TL 68,201 (equivalent to $26,129 as at 31 March 2015) was paid on 13 May 2014 with reservation and recognized as expense in the consolidated financial statements as at and for the period ended 31 March 2015. The Company filed a lawsuit on 11 June 2014 for the cancellation of the accrual slip which was issued by the Large Taxpayer Office, and for the reimbursement of the aforementioned amount. The case is still pending.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

20.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute on VAT and SCT regarding Shell & Turcas Petrol AS campaign

The Company and Shell&Turcas Petrol A.S. signed an agreement on 27 November 2007 where eligible subscribers can get free counters and minutes from the Company or free oil from Shell&Turcas Petrol AS.

As a result of the tax investigation, Tax Controllers notified that VAT and special communication tax are not calculated over the free counters and minutes and imposed special communication tax amounting to TL 1,214 (equivalent to $465 as at 31 March 2015) and tax penalty of TL 1,822 (equivalent to $698 as at 31 March 2015) and VAT amounting to TL 874 (equivalent to $335 as at 31 March 2015) and tax penalty of TL 1,315 (equivalent to $504 as at 31 March 2015). On 16 September 2009, the Company filed lawsuits for the cancellation of the tax penalty. The court decided to accept the case. Tax Administration appealed the decisions. The Council of State approved the first instance court’s decisions, in favor of the Company, regarding the cancellation of the special communication tax and its tax penalty assessment. Tax Administration applied for the correction of the decision process against the respective decisions. The appeal process is still pending for the other lawsuit.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the condensed interim consolidated financial statements as at and for the period ended 31 March 2015 (31 December 2014: None).

Decisions of ICTA on tariff plans

On 15 November 2009, ICTA notified that the Company has changed the conditions of a tariff plan after the launch and shall reimburse overcharged amounts to the subscribers. On 1 February 2010, the Company initiated a lawsuit for stay of execution and the cancellation of the decision of ICTA. The Court rejected the Company’s stay of execution request. The Company objected to this decision. The Court rejected the objection request of the Company. The case is still pending.

Amount to be reimbursed to the subscribers is calculated as TL 15,660 (equivalent to $6,000 as at 31 March 2015) and deducted from revenues in the consolidated financial statements as at and for the year ended 31 December 2009. Reimbursement to subscribers was made in January 2010.

On 17 May 2010, ICTA decided to impose TL 802 (equivalent to $307 as at 31 March 2015) administrative fine against the Company on the ground that one of the tariff option of the Company contradicts the board decision which sets lower limit to the on-net tariffs. The payment was made within 1 month following the notification of the decision of ICTA. Therefore, 25% discount was applied and TL 601 (equivalent to $230 as at 31 March 2015) as fine on 21 June 2010. Besides, the Company filed a lawsuit on 21 July 2010 in request for the cancellation of fine. The Court overruled the stay of execution request and the Company objected to this decision. The Court rejected the objection request of the Company. The Court rejected the lawsuit. The Company appealed the decision. The state of Council rejected the stay of execution request of the First Instance Court’s decision. The appeal process is still pending.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

20.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Decisions of ICTA on tariff plans (continued)

ICTA decided to apply an administrative penalty in the amount of TL 26,483 (equivalent to $10,146 as at 31 March 2015) to the Company on 22 September 2010 as a result of an investigation initiated related to a tariff plan. Since the administrative fine was paid within 1 month following the notification of the decision of ICTA, 25% discount was applied and TL 19,862 (equivalent to $7,609 as at 31 March 2015) was paid on 7 December 2010. The Company initiated a lawsuit to suspend the execution of administrative fine and cancellation, on 10 December 2010. The Court overruled the stay of execution request and the Company objected to this decision. On 17 February 2011, the Regional Ankara Administrative Court accepted the objection and decided to suspend the execution. ICTA reimbursed the paid amount on 30 March 2011. The Court rejected the case. The Company appealed the decision and also demanded the stay of execution of the decision along with this appeal request. The Council of State, decided to approve the First Instance Court’s decision. The Company applied for the correction of the decision. The Council of State rejected the Company’s correction of the decision request.

In accordance with the proceedings in the legal case, the administrative fine in the amount of TL 19,862 (equivalent to $7,609 as at 31 March 2015) was refunded to ICTA on 30 January 2014 and the reimbursement procedure, which should be made to the subscribers, was also started again in 2014.

In the consolidated financial statements as at and for the year ended 31 March 2015, provisions amounting to TL 19,862 (equivalent to $7,609 as at 31 March 2015) and TL 26,716 (equivalent to $10,235 as at 31 March 2015) were recognized for the administrative fine which was imposed by ICTA and for the amounts which had not been reimbursed to the subscribers, respectively.

In the condensed interim consolidated financial statements as at and for the period ended 31 March 2015, provision amounting to TL 8,498 (equivalent to $3,256 as at 31 March 2015) is recognized for the amount which has not been reimbursed to the subscribers yet (31 December 2014: TL 8,527 (equivalent to $3,267 as at 31 March 2015)).

Decision of ICTA regarding telephone directory and unknown numbers service

On 7 July 2010, ICTA decided to fine the Company by TL 401 (equivalent to $154 as at 31 March 2015) and transfer back all kinds of software, hardware, infrastructure and equipment which make available the telephone directory and unknown numbers service to the ownership of the Company from its wholly owned subsidiary on the ground that ownership of the whole system related to telephone directory and unknown number service does not pertain to the Company. Administrative fine was paid within 1 month following the notification of the decision of ICTA. Therefore, 25% discount was applied and TL 301 (equivalent to $115 as at 31 March 2015) as fine on 7 September 2010.

The Company filed a lawsuit on 22 September 2010 for the stay of execution and cancellation of the administrative fine. The Court overruled the stay of execution request of the Company and the Company objected to this decision. The Court rejected the lawsuit. The Company appealed the decision. The State of Council rejected the stay of execution request of the First Instance Court’s decision. The appeal process is still pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no contingent asset or related income is recognized in the condensed interim consolidated financial statements as at and for the period ended 31 March 2015 (31 December 2014: None).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

20.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Investigation of ICTA based on the complaint of a subscriber

After the investigation ICTA initiated against the Company upon the complaint of Ozalp Insaat Pazarlama Tic. Ltd. Sti., ICTA decided to impose administrative fine to the Company amounting to TL 8,016 (equivalent to $3,071 as at 31 March 2015) on 13 January 2011, for making some subscribers suffer and TL 2,004 (equivalent to $768 as at 31 March 2015) for misinforming the Authority. Since the administrative fine was paid within 1 month following the notification of the decision of ICTA, 25% discount was applied and payment totaling to TL 7,515 (equivalent to $2,879 as at 31 March 2015) is made on 17 February 2011. The Company filed two lawsuits on 14 March 2011 for the stay of execution and cancellation of these administrative fines. The stay of execution requests have been rejected in the lawsuits. The Company objected to the decisions. The objections were rejected. The Courts rejected both cases. The Company appealed both cases. The Council of State rejected the Company’s stay of execution requests, during the appeal process. Appeal processes are still pending.

Dispute regarding the fine applied by ICTA regarding breaching confidentiality of personal data and relevant legislation which is launched by ICTA

Upon the investigation ICTA decided to launch, related to breaching confidentiality of personal data and relevant legislation, within the context of the news in the press regarding unlawful wiretapping, ICTA decided to impose an administrative fine on the Company amounting to TL 11,225 (equivalent to $4,300 as at 31 March 2015) and its decision was delivered to the Company on 6 June 2011. Since the administrative fine was paid within 1 month following the notification of the decision of ICTA, 25% discount was applied and TL 8,418 (equivalent to $3,225 as at 31 March 2015) was paid on 5 July 2011. On 24 August 2011, the Company filed a lawsuit for the annulment of the decision with stay of execution request. The Court rejected the case. The Company appealed the decision. Council of State rejected the Company’s stay of execution request at appeal phase. The Company requested stay of execution for the second time. Appeal process is still pending.

Dispute with Avea on SMS interconnection termination fees

On 22 December 2006, Avea initiated a lawsuit against the Company claiming that although there was an agreement between the Company and Avea stating that both parties would not charge any SMS interconnection termination fees, the Company has charged SMS interconnection fees for the messages terminating on its own network and also assumed liabilities for the SMS terminating on Avea’s network and made interconnection payments to Avea after deducting the net balance of those SMS charges and accruals. Avea requested provisions of Interconnection Agreement regarding SMS pricing to be applied and requested collection of its losses amounting to nominal amount of TL 6,480 (equivalent to $2,483 as at 31 March 2015) for the period between January 2006 and August 2006 with its accrued interest till payment. On 25 November 2008, the Court decided in favor of Avea. The Company has appealed the decision.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

20.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute with Avea on SMS interconnection termination fees (continued)

Supreme Court of Appeal reversed the judgment of the Local Court. The Company has applied for the correction in terms of justification of the decision for the Supreme Court’s reversal decision. Avea has also applied for the correction of the decision. Supreme Court rejected the request for correction of the decision of Avea, and partially accepted the Company’s demand. On 13 December 2011, the Local Court decided to accept the lawsuit again. The Company appealed the decision. The Court of Cassation decided to approve the decision of the First Instance Court. The Company applied for the correction of the decision. The Court of Cassation rejected the correction of the decision requests. The Company applied to the Constitutional Court against the decision.

The Company has paid the principal of TL 6,480 (equivalent to $2,483 as at 31 March 2015), late payment interest of TL 5,103 (equivalent to $1,955 as at 31 March 2015) and related fees of TL 524 (equivalent to $201 as at 31 March 2015) on 30 March 2009.

In line with the court decision stating that charging SMS interconnection termination fees violates the agreement between the Company and Avea, neither SMS interconnection revenue nor SMS interconnection expense has been recognized from February 2005 to 23 March 2007.

Moreover, the Company applied to ICTA for the determination SMS interconnection termination fees and starting from 23 March 2007, the Company has applied the SMS interconnection termination fees announced by ICTA until January 2009. ICTA determined new SMS termination rate in January 2009 upon the application of Avea.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the condensed interim consolidated financial statements as at and for the period ended 31 March 2015 (31 December 2014: None).

Dispute with T-Medya

Arbitration procedures regarding three real estates which are in the ownership of the Company in Izmir, Adana and Ankara, are commenced with the letter dated 13 August 2010 against T-Medya who is the lessee of the real estates and delinquent for the period between 2003-2010 rental period, to collect the unpaid rentals and its accrued interest in the amount of TL 8,914 (equivalent to $3,415 as at 31 March 2015). The arbitration processes are still pending. The arbitral tribunal decided to extend arbitration process until 8 October 2013. T-Medya has confirmed its payables subject to the case with a letter of undertaking, which was presented to the Company in February 2013. The Company presented the letter of undertaking to the arbitral tribunal and requested the decision. The arbitral tribunal decided to extend arbitration process until 8 November 2013. The arbitral tribunal accepted the cases and decided T-Medya to pay TL 7,527 (equivalent to $2,884 as at 31 March 2015) together with the interest that will occur until the actual payment of the subject amount to the Company.

Within the context of the amicable agreement concluded on 1 November 2014 between Turkcell and T-Medya, the parties agreed that the remaining debt amount will be paid Turkcell via the barter and netoff.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

20.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Investigation initiated by ICTA upon complaint of subscriber of data tariffs’ charging

In consequence of consumer complaint, ICTA notified the Company on 3 October 2011, to impose an administrative fine amounting to TL 1,645 (equivalent to $630 as at 31 March 2015). Since the administrative fine was paid within 1 month following the notification of the decision of ICTA, 25% discount was applied and payment totaling to TL 1,234 (equivalent to $473 as at 31 March 2015) was made on 1 November 2011. The Company filed a lawsuit on 2 December 2011 for the stay of execution and cancellation of the administrative fine. The stay of execution request has been rejected. The Company objected to the decision. The Regional Ankara Administrative Court rejected the objection. The Court rejected the case. The Company appealed the decision. Council of State rejected the Company’s stay of execution requests at appeal phase. Appeal process is still pending.

Investigation of ICTA on the implementation of article 18 of “By-law on Consumer Rights in the Electronic Communications Sector”

On 22 February 2011, ICTA decided to investigate compatibility of Company’s practices regarding the “cancellation procedure” which is regulated at article 18 of the By-law on Consumer Rights in the Electronic Communications Sector.

ICTA, with its decision which was notified to the Company on 19 August 2011, decided to impose an administrative fine amounting to TL 11,442 (equivalent to $4,384 as at 31 March 2015). Since the administrative fine paid within 1 month following the notification of the decision of ICTA, 25% discount applied and TL 8,581 (equivalent to $3,287 as at 31 March 2015) is paid in total on 15 September 2011. On 18 October 2011, the Company filed a lawsuit for the annulment of the decision with stay of execution request. The Court rejected the request of the Company for stay of execution. The Company objected to the decision. The objection was dismissed. The court rejected the lawsuit. The Company appealed the decision. The Council of State rejected the Company’s request for stay of execution during the appeal process. Appeal process is still pending.

On the other hand, ICTA, with its decision which was notified to the Company on 1 February 2013, imposed another administrative fine amounting to TL 1,000 (equivalent to $383 as at 31 March 2015) about the Company’s practices regarding the “subscription cancellation procedure”. Since the administrative fine paid within 1 month following the notification of the decision of ICTA, 25% discount applied and TL 750 (equivalent to $287 as at 31 March 2015) is paid in total on 15 March 2013. On 1 April 2013, the Company filed a lawsuit for the annulment of the decision with stay of execution request. The Court decided to analyze the Company’s stay of execution request after ICTA submits its plea of defense. The Court rejected the Company’s request for stay of execution. The Company objected to this decision. The objection was rejected. The Court rejected the lawsuit. The Company appealed the decision. Appeal process is pending.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

20.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Investigation of ICTA regarding access failures on emergency call services

On 16 June 2011, ICTA decided to initiate an investigation in order to evaluate the Company’s access failures realized on emergency call services which are deemed as critically important for end-users. Investigation Report is submitted to the Company on 28 December 2011 and the Company submitted its defense statement to ICTA within the due date.

On 26 June 2012, ICTA decided to impose administrative fine to the Company amounting to TL 1,809 (equivalent to $693 as at 31 March 2015) with the reasons that the Company has not given priority to the failures and has not given the requested information for the investigation in due time.

Since the administrative fine was paid within 1 month beginning from the notification of the decision of ICTA, 25% discount was applied and TL 1,357 (equivalent to $520 as at 31 March 2015) was paid on 3 October 2012. The Company filed two lawsuits on 5 November 2012 for the stay of execution and cancellation of the decision. The Court rejected the Company’s stay of execution demand on the case filed for the cancellation of the administrative fine which was imposed to the Company with the reason that the Company has not given priority to fix the failures. The Company objected to the decision, but objection was rejected. The Court rejected this case. The Company appealed the decision. The Council of State approved the decision of the First Instance Court. The Company applied to the correction of the decision. The Council of State rejected the correction of the decision requests. The Company made an individual application against the decision, before the Constitutional Court.

The Court rejected the Company’s stay of execution request on the other lawsuit, which was filed for the cancellation of the administrative fine, imposed to the Company for not giving the requested information in due time,. The Company objected to the decision. The objection was rejected. The Court rejected this case. The Company appealed the decision. The Council of State approved the decision of the First Instance Court. The Company applied to the correction of the decision. The correction of the decision process is pending.

Investigation of ICTA regarding “Atlas of Places Only Turkcell Covers” distributed with Tempo magazine

On 2 November 2011, ICTA decided to initiate an investigation regarding “Atlas of Places Only Turkcell Covers” which locations marked on the map of Turkey with “only” Turkcell coverage. As a result of the investigation, ICTA imposed an administrative fine amounting to TL 1,635 (equivalent to $626 as at 31 March 2015) and the decision was notified to the Company on 6 August 2012. Since the administrative fine paid within 1 month following the notification of the decision of ICTA, 25% discount applied and TL 1,226 (equivalent to $470 as at 31 March 2015) was paid on 4 September 2012. The Company filed a lawsuit on 2 October 2012 for stay of execution and for the annulment of the decision. The court rejected the stay of execution request. The company objected the decision. The objection was rejected. The court rejected the lawsuit. The Company appealed the decision. The Council of State approved the decision of the First Instance Court. The Company applied for the correction of the decision. The Council of State rejected the Company’s correction of the decision request. The Company applied to the Constitutional Court against the decision. Examination is in progress.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

20.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute with Turk Telekom with respect to numbers beginning with 444

The Company filed a lawsuit on 25 April 2008 against Turk Telekom to collect TL 1,777 (equivalent to $681 as at 31 March 2015) including principal, overdue interest and delay fee which has been collected by Turk Telekom within the period of March 2007 - February 2008 by pricing the calls started from the Company’s network and terminated at the numbers in form of “444 XX XX” which are assigned to the Company’s subscribers in accordance with special service call termination tariff.

The Court decided in favor of the Company on 23 March 2011. Turk Telekom appealed the decision and the Company replied the appeal request. The Court of Cassation approved the decision of the First Instance Court. Turk Telekom applied for the correction of the decision. The Company replied this request. The Court of Cassation rejected the correction of the decision request and the decision is finalized. Upon the finalization of the Court decision and the Company’s request, Turk Telekom has paid TL 4,337 (equivalent to $1,662 as at 31 March 2015) to the Company on 1 November 2013, and it is accounted in the consolidated financial statements as at and for the year ended 31 December 2013.

The Company filed an enforcement proceeding on 12 May 2011 against Turk Telekom to collect TL 11,511 (equivalent to $4,410 as at 31 March 2015) including principal amounting to TL 8,024 (equivalent to $3,074 as at 31 March 2015), overdue interest amounting to TL 2,343 (equivalent to $898 as at 31 March 2015) and late payment fee amounting to TL 1,144 (equivalent to $438 as at 31 March 2015) which has been collected by Turk Telekom within the period of March 2008 - March 2010 by pricing the calls started from the Company’s network and terminated at the numbers in form of “444 XX XX” which are assigned to the Company’s subscribers in accordance with special service call termination tariff. Turk Telekom objected the enforcement proceeding and the enforcement proceeding has been held. The Company filed a lawsuit for cancellation of objection on 13 September 2011 against Turk Telekom. The Court decided to obtain an expert report for calculating the claim. The expert report is in favor of the Company. The Court accepted the lawsuit during the hearing held on 26 November 2013 and decided that Turk Telekom should refund the amounts subject to this case to the Company with its default interest and 10 % delay penalty and Turk Telekom should also pay the compensation for the unrightful objection to the execution proceeding which is equal to 40 % of the capital in the amount of TL 3,209 (equivalent to $1,229 as at 31 March 2015) to the Company. Turk Telekom appealed the decision. The Company replied this request. The appeal process is still pending.

Turk Telekom, filed thirteen enforcement proceedings to collect the total amount of TL 31,682 (equivalent to $12,138 as at 31 March 2015) composed of principle, overdue interest and delay fee which was unpaid by the Company because of the overly accrue by Turk Telekom for the calls terminated at the numbers in form of “444 XX XX” and videocall, data reconciliation and 118-32 service invoice costs for periods of April 2010-November 2011. The Company objected the enforcement proceedings. Turk Telekom filed eight nullity of objection lawsuits for the eight enforcement proceedings claiming the total amount of TL 21,359 (equivalent to $8,183 as at 31 March 2015) composed of principle, overdue interest and delay fee with enforcement proceeding denial compensation which is 40% of the receivable balance. Upon examination of six of the lawsuits, the First Instance Court decided to consolidate the lawsuits, under the first lawsuit initiated by Turk Telekom. The file is under expert examination. The case is still pending.

The court decided to obtain expert reports in two lawsuits. The expert reports are in favor of the Company. The court decided to obtain supplementary expert reports. The supplementary expert reports are also in favor of the Company. Two of the lawsuits were rejected in favor of the Company. Turk Telekom appealed those aforementioned two cases. Court of Cassation approved the decision of the First Instance Court in favor of the Company, filed for the period of December 2010. Turk Telekom requested correction of the decision. Appeal process is still pending on the other case.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

20.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute with Turk Telekom with respect to numbers beginning with 444 (continued)

On 7 December 2011, Turk Telekom initiated a lawsuit on the ground that the Company did not direct the calls in form of “444 XX XX” to Turk Telekom and terminated at its own network and requested TL 1,000 (equivalent to $383 as at 31 March 2015) monetary compensation by reserving its right for surpluses. The court decided to obtain an expert report. Expert report is in favor of the Company. The Court decided to obtain a supplementary expert report. The expert report is partially in favor of the Company. The Court rejected the lawsuit in favor of the Company. Turk Telekom appealed the decision.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the condensed interim consolidated financial statements as at and for the period ended 31 March 2015 (31 December 2014: None).

Dispute with Turk Telekom with respect to Volume-Based Discount Agreement

The Company and Turk Telekom have signed the “Volume-Based Discount Promotion for User with Low-Use Commitment Agreement”. However, Turk Telekom did not apply the discount for the period between January-April 2011. The Company filed a lawsuit on 23 February 2012 to collect TL 4,530 (equivalent to $1,735 as at 31 March 2015) including principal, overdue interest and delay fee which has been overly collected by Turk Telekom within the period of January-April 2011 in contravention of the rules of “Volume-Based Discount Promotion for User with Low-Use Commitment Agreement”. The Court decided to obtain an expert report. The expert committee submitted their report to the Court. At the hearing dated 18 December 2012 the court decided in favor of the Company for the part of TL 640 (equivalent to $245 as at 31 March 2015) and rejected the remaining part. The Company appealed the decision’s rejected part and Turk Telekom appealed the decision’s accepted part. The Company replied the appeal request of Turk Telekom. The Court of Cassation approved the first instance court’s decision. The Company applied for the correction of the decision. The correction of the decision process is still pending. The Court of Cassation rejected the correction of the decision request. The Company applied to Constitutional Court against the decision. The Constitutional Court rejected The Company’s individual application.

Dispute with ICTA regarding annual radio utilization fees

The Company filed a lawsuit before ICC in April 2012, claiming that the Company is not obliged to pay treasury share and ICTA Fee in accordance with the 8th and 9th Articles of the Concession Agreement, respectively, on annual utilization fees deducted from the prepaid subscribers and return of overpaid TL 5,852 (equivalent to $2,242 as at 31 March 2015) treasury share for the period between August 2011 and February 2012. The Tribunal has partially accepted the case in favor of the Company and awarded that the Company is entitled to receive overpaid treasury share amounting TL 4,100 (equivalent to $1,571 as at 31 March 2015) together with simple legal interest. Two lawsuits one by ICTA, and one by Undersecretariat of Treasury and the Ministry of Transport, Maritime Affairs, and Communications were filed for cancellation of the Final Award. The cases were dismissed by the Courts. Undersecretariat of Treasury and the Ministry of Transport appealed the decision. The appeal process is still pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the condensed interim consolidated financial statements as at and for the period ended 31 March 2015 (31 December 2014: None).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

20.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Administrative fine imposed by the ICTA regarding base stations

Istanbul Regional Directorate of ICTA, has decided to impose an administrative fine to the Company in the amount of TL 2,057 (equivalent to $788 as at 31 March 2015), on the ground that the measurement reports of 484 base stations was not submitted to the ICTA by the Company in the 30-day period pursuant to the regulations, after commissioning of systems are activated. The Company filed a lawsuit on 25 April 2008 for stay of execution and for the annulment of the decision. The court rejected the lawsuit. The Company appealed the decision. The Council of State reversed the first instance court’s decision on the ground that Istanbul Regional Directorate of ICTA has not been authorized to impose aforementioned administrative fine. The Court of First Instance decided to accept the lawsuit in accordance with the reversal decision of The Council of State. ICTA appealed the decision. The Company replied the appeal request. Appeal process is still pending.

Then ICTA gave the same decision with the Regional Directorate gave before and imposed an administrative fine to the Company in the amount of TL 2,057 again (equivalent to $788 as at 31 March 2015) pursuant to the regulations in force in the relevant time by its decision which was notified to the Company on 5 December 2012. The Company filed a lawsuit for stay of execution and for the annulment of the decision. The Court rejected the Company’s request. The Company objected to the decision. The objection was also rejected. The Court accepted the lawsuit in favor of the Company. ICTA appealed the decision. The Company replied the appeal request. The Council of State approved the first instance court’s decision. The ICTA applied for the correction of the decision. The correction of the decision process is pending.

Since the administrative fine was paid within 1 month following the notification of the decision of ICTA, 25% discount was applied and TL 1,542 (equivalent to $591 as at 31 March 2015) was paid on 3 January 2013.

ICTA reimbursed the relative amount to Turkcell on 2 July 2014 with respect to the Court decision. The decision has not finalized so the Company has not recognized any income in the condensed interim consolidated financial statements as at and for the period ended and 31 March 2015 (31 December 2014: None).

Inspection Regarding ICTA decision on automatically renewed periodic services

The Company has been inspected in order to determine whether it operates in accordance to former decisions of ICTA Board on automatically renewed periodic services. ICTA decided that the Company didn’t send the mandatory messages to the subscribers in most of the automatically renewed periodic services and imposed a fine amounting TL 1,666 (equivalent to $638 as at 31 March 2015). Since the administrative fine was paid within 1 month following the notification of the decision of ICTA, 25% discount was applied and TL 1,250 (equivalent to $479 as at 31 March 2015) was paid on 22 February 2013.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

20.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Administrative fine imposed by the ICTA regarding base stations

Tax penalty as a result of tax investigation regarding deduction of investment incentive in corporate tax base calculation of the year 2007

Investment incentive amount taken into consideration for 2007 fiscal years’ corporate tax calculations were investigated by Fiscal authority. It is mandatory that aforementioned exclusions driven from investment expenditures which reduce corporate tax base shall be in economic and technical integrity with investments which began before the date of 31 December 2005. As a result of the tax investigation, it was assessed that the investment expenditures which are not included in Investment Incentive Certificate numbered 4559 were a part of our general network investments; therefore it was claimed that these mentioned expenditures should be considered as unrelated with the investment projects in progress as of 31 December 2005. As a result, it was claimed that those certain amounts of investment expenditures should not be taken into account in order to reduce corporate tax base. Tax investigation report, notices for tax assessment amounting TL 14,548 (equivalent to $5,574 as at 31 March 2015) and related penalty amounting TL 21,822 (equivalent to $8,360 as at 31 March 2015) were notified to the Company on 27 December 2012.

On 24 April 2013, the Company reconciled with fiscal authority to pay tax assessment with 30% of discount amounting TL 10,184 (equivalent to $3,902 as at 31 March 2015) and related interest amounting TL 11,156 (equivalent to $4,274 as at 31 March 2015). Tax penalty amounting TL 21,822 (equivalent to $8,360 as at 31 March 2015) was nullified. Total amount was paid on 24 May 2013.

Based on the management opinion, the Company had accrued a provision amounting to TL 29,874 (equivalent to $11,445 as at 31 March 2015) in the consolidated financial statements prepared as at and for the year ended 31 December 2012. After the settlement with the fiscal authority, provision amounting to TL 8,534 (equivalent to $3,269 as at 31 March 2015) has been recorded as income in the consolidated financial statements as at and for the period ended 31 December 2013.

Dispute on termination of agreements with A-Tel

The Service Provider Agreement dated 9 July 1999 and Distributor Agreement dated 1 August 1999 signed between Turkcell and A-Tel, a company dealing with distribution and sale of the prepaid lines and owned equally by Turkcell and SDIF as of 31 December 2014, have been terminated by Turkcell effective from 1 August 2012. After this termination, SDIF filed a lawsuit and reserving its rights for surpluses, requested TL 131,880 (equivalent to $50,525 as at 31 March 2015) compensation and interest to be calculated from 1 August 2012, for its alleged loss occurred from termination of the agreements.

Additionally, SDIF requested provisional seizure to prevent transfer of Turkcell shares in A-Tel to third parties. The court, after holding first examination, rejected provisional request of SDIF. The lawsuit is still pending. SDIF by its letter dated 4 July 2013 has notified A-Tel that it has transferred its 50% of shares in A-Tel to Media Holdings AS, Bereket Holding AS (formerly known as Bilgin Holding AS), Bilgin Yayincilik AS and Onay Sevket Bilgin on 4 July 2013. On the same day, those shares have been transferred to Bereket Holding AS. SDIF also declared that it has assigned its rights out of the court case to Bereket Holding AS. The Court rejected the case on the procedural grounds. Bereket Holding AS and SDIF have appealed the court decision. The Company replied to this appeal request. Bereket Holding A.Ş. and SDIF have waived from the lawsuit in line with the Settlement Agreement signed by and between Bereket Holding AS and the Company.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

20.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute on termination of agreements with A-Tel (continued)

Bereket Holding A.S. initiated a lawsuit against the Company, members of board of directors and general assembly representatives of the Company, claiming TL 100 (equivalent to $38 as at 31 March 2015) together with the legal interest occurred as of 31 August 2012 for alleged fund losses of A-Tel as a result of the termination of the Service Provider Agreement dated 9 July 1999 and Distributor Agreement dated 1 August 1999 signed between A-Tel and the Company. Bereket Holding A.Ş. waived from the lawsuit and decision of the court became definite in line with the Settlement Agreement signed by and between Bereket Holding AS and the Company.

Administrative fine imposed by the ICTA regarding international tariffs and campaigns

ICTA performed an investigation regarding all international tariffs and campaigns in 2011. As a result of the investigation, ICTA has decided to impose two administrative fines totaling to TL 825 (equivalent to $316 as at 31 March 2015) to the Company; for not clearly stating the names of the tariff packages on the consumer invoices and for presenting inaccurate and misleading information to ICTA. In the aforementioned decision, ICTA also initiated a further investigation on the Company’s international roaming practices. Decisions of ICTA regarding the administrative fines were notified to the Company on 22 February 2013.

Since the administrative fine was paid within 1 month following the notification of the decisions of ICTA, 25% discount was applied and TL 619 (equivalent to $237 as at 31 March 2015) was paid on 22 March 2013.

Administrative fine imposed by the ICTA regarding notification of campaigns

ICTA pursued an investigation on whether the Company is abiding by the legislation on the procedures regarding notification of campaigns to ICTA or not. The investigation was initiated on 2 February 2012. ICTA found out that the Company did not comply with the afore-mentioned notification procedures in 6 campaigns and imposed an administrative fine of TL 736 (equivalent to $282 as at 31 March 2015). Decision of ICTA regarding the administrative fine was notified to the Company on 9 May 2013.

Since the administrative fine was paid within 1 month following the notification of the decisions of ICTA, 25% discount was applied and TL 552 (equivalent to $211 as at 31 March 2015) was paid on 7 June 2013.

The Lawsuit filed By Turkish Wrestling Federation against the Commercials of the Company

Turkish Wrestling Federation filed a lawsuit against the Company to recover its damages in the amount of TL 2,500 (equivalent to $958 as at 31 March 2015) on the grounds that the Company caused its damage by using the name “Turkiye Gures Federasyonu” and “Turkish Wrestling Federation” on the Company’s commercials without taking its permission. The Court decided to obtain an expert report. The expert report is in favor of the Company. Wrestling Federation objected to the report. The Court rejected the case in favor of the Company. Turkish Wrestling Federation appealed the decision. The Company replied this request in due time. Appeal process is still pending.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the condensed interim consolidated financial statements as at and for the period ended 31 March 2015 (31 December 2014: None).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

20.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Investigation initiated by ICTA on invoicing mistakes

ICTA pursued an investigation to examine the subscribers’ complaints which are about the Company’s invoicing mistakes. On-site investigations have been commenced between 14-17 January and 15-16 May 2014. The inquiry of investigation which includes the findings of the investigation was delivered to the Company on 2 June 2014. On 2 July 2014 the Company filed its written defenses to ICTA. An oral hearing was held before the ICTA Board on 31 October 2014.

ICTA, by its decision dated 31 October 2014 took upon the aforementioned investigation, decided to issue an official warning to the Company as regards to the allegation that the Company misinformed the subscribers regarding one of its Tariff Package; moreover, ICTA imposed an administrative fine of TL 1,213 (equivalent to $465 as at 31 March 2015) in total, with respect to its allegations that the Company violated its obligations related to correct invoicing and also violated its obligations related to the consumer rights and the obligations arisen out of its authorization; furthermore, ICTA decided that the reimbursements (stipulated to be made to the subscribers due to the infringements, which were alleged that occur within the scope of the aforementioned Board Decision) should be finalized within 6 six month. The Company filed 8 separate lawsuits for the cancellation of the aforementioned decision on 15 January 2015. The Court rejected the Company’s stay of execution request, made on the lawsuit, which was filed for the cancellation of the Article 8 of the aforementioned Board Decision. The Company objected to this decision.  All of the cases are pending.

Since the administrative fine amounting to TL 1,213 (equivalent to $465 as at 31 March 2015) was paid within 1 month following the notification of the decision of ICTA, 25% discount was applied and payment amounting to TL 910 (equivalent to $349 as at 31 December 2013) was made on 7 January 2015.

In the condensed interim consolidated financial statements as at and for the period ended 31 March 2015, provision amounting to TL 2,957 (equivalent to $1,133 as at 31 March 2015)  is recognized for the amount which has not been reimbursed to the subscribers (31 December 2014: TL 2,957 ).

Investigation initiated by ICTA on limited usage services

ICTA initiated an investigation in order to determine whether the Company is in compliance with the regulations on limited usage services. The ICTA Board decided that the Company’s practices are incompatible with the ICTA regulations and imposed an administrative fine of TL 18,539 (equivalent to $7,103 as at 31 March 2015) to the Company. The Board also obliged the Company to make a reimbursement amounting TL 37,184 (equivalent to $14,246 as at 31 March 2015) to the subscribers within six months.

Since the administrative fine amounting to TL 18,539 (equivalent to $7,103 as at 31 March 2015) was paid within 1 month following the notification of the decision of ICTA, 25% discount was applied and payment amounting to TL 13,905 (equivalent to $5,327 as at 31 March 2015) was made on 31 January 2014. The Company filed a lawsuit on 4 February 2014 for the stay of execution and the cancellation of the aforementioned act and decision. The Court rejected the stay of execution request of the Company. The Company objected to this decision. District Administrative Court rejected the objection. The case is pending.

In the consolidated financial statements as at and for the period ended 31 December 2014, the Company has netted of TL 16,400 (equivalent to $6,283 as at 31 March 2015) of reimbursement to subscribers from sales revenues. In the condensed interim consolidated financial statements as at and for the period ended 31 March 2015, remaining provision for the expected reimbursement to subscribers is TL 10,013 (equivalent to $3,836 as at 31 March 2015).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

20.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Investigation initiated by ICTA on subscription contracts and invoicing

ICTA pursued an investigation to detect whether the necessary details on subscription contracts are duly filled, the Company keep the compulsory documents related with the subscription processes and correctly bill the randomly selected customers’ invoices. The ICTA Board concluded the investigation reaching a decision to impose an administrative fine of TL 1,775 (equivalent to $680 as at 31 March 2015) to the Company, due to billing mistakes, on 9 December 2013.

Since the administrative fine was paid within 1 month following the notification of the decision of ICTA, 25% discount was applied and payment amounting to TL 1,331 (equivalent to $510 as at 31 March 2015) was made on 18 February 2014.

Investigation initiated by ICTA about Processing Personal Data

ICTA commenced an investigation in order to determine whether Company is in compliance with the regulations on “Processing Personal Data and Protecting of Secrecy”. As a result of the investigation ICTA decided to impose an administrative fine to the Company on 16 January 2014, amounting to TL 1,413 (equivalent to $541 as at 31 March 2015) The Company filed a lawsuit on 28 March 2014 for the stay of execution and the cancellation of the aforementioned decision. The Court rejected the stay of execution request of the Company. The Company objected to this decision. Objection was rejected. The Company requested stay of execution again. The Court rejected the stay of execution request of the Company again. The Company objected to this decision. Objection was rejected. The case is still pending.

Since the administrative fine was paid within 1 month following the notification of the decision of ICTA, and 25% discount was applied and payment amounting to TL 1,059 (equivalent to $406 as at 31 March 2015) was made on 7 March 2014.

Administrative fine imposed by the ICTA regarding the number of subscribers and radio utilization and usage fees of 2010-2011

ICTA commenced an investigation on the accuracy of the subscription numbers reports of 2010 and 2011 which is essential for the payment of radio utilization and usage fee, and on-site investigations have been commenced.

The inquiry of investigation which includes the findings of the investigation was delivered to the Company on 31 July 2013. The inquiry claims that the Company paid less radio utilization and usage fees amounting to TL 67,493 (equivalent to $25,857 as at 31 March 2015) than it was required for the years 2010 and 2011, and an administrative fine should be imposed. On 2 September 2013 the Company filed its written defense, and an oral hearing was held before the ICTA Board on 11 December 2013 to submit Company’s further comments. ICTA issued an official warning to the Company for the amount of TL 4,512 (equivalent to $1,729 as at 31 March 2015) regarding the radio utilization and usage fee which the Company allegedly did not pay for the years 2010-2011. In addition, ICTA imposed an administrative fine to the Company amounting to TL 2,648 (equivalent to $1,014 as at 31 March 2015) for the amount of TL 62,399 (equivalent to $23,906 as at 31 March 2015) of radio utilization and usage fee which the Company allegedly did not pay for the year 2010-2011 and to initiate an in-depth investigation to further inspect the correctness of the radio utilization and usage fee payments regarding terms do not fall under the scope of this investigation. The Company filed a lawsuit on 28 April 2014 for the cancellation of the aforementioned decision. The case is still pending.

Since the administrative fine was paid within 1 month following the notification of the decision of ICTA, 25% discount was applied and payment amounting to TL 1,986 (equivalent to $761 as at 31 March 2015) was made on 16 April 2014.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

20.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Administrative fine imposed by the ICTA regarding the number of subscribers and radio utilization and usage fees of 2010-2011 (continued)

ICTA sent notifications to the Company dated 27 May 2014 and 26 June 2014 and by these notifications, ICTA demanded the Company to pay the radio utilization and usage fees amounting to TL 67,493 (equivalent to $25,857 as at 31 March 2015); the amount which the Company allegedly paid deficiently on ICTA’s decision took upon the aforementioned investigation on the radio utilization and usage fees regarding the term 2010-2011. After that, ICTA send another notification to the Company on 24 July 2014 and notify the Company that it deducted the Company’s claims which the Company entitled to collect by sharing its antenna facilities. The Company filed a lawsuit on 5 September 2014 for the cancellation of these 3 administrative acts. Moreover, the Company also requested the Court to recourse to Constitutional Court for the cancellation of the 1st, 3rd and 5th paragraphs of the 46th article of the Code numbered 5809 by this lawsuit.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation regarding the additional utilization and usage fees request amounting to TL 67,493 (equivalent to $25,857 as at 31 March 2015) is uncertain, thus, no provision is recognized in the condensed interim consolidated financial statements as at and for the period ended 31 March 2015 (31 December 2014: None).

ICTA filed a lawsuit against the Company on 13 October 2014 for the collection of TL 40,885 (equivalent to $15,664 as at 31 March 2015) –the amount which ICTA alleged that the Company paid deficiently by its Board decision, took upon the investigation on the radio utilization and usage fees regarding the term 2010-2011- with its accrued interest. The case is pending.

ICTA, imposed an administrative act on the Company by referring to its Board Decision took upon the investigation on the radio utilization and usage fees regarding the period 2010-2011 and alleged that the Company has also paid the radio utilization and usage fees deficiently in the amount of TL 1,257 (equivalent to $482 as at 31 March 2015), during the term 2013 July-December and by this administrative act, send accrual slips so as to collect the respective amount. The Company filed a lawsuit on 8 September 2014 for the cancellation of ICTA’s aforementioned accrual slips and administrative act, implied on the Company. The Company also requested the Court to recourse to Constitutional Court for the cancellation of the 1st, 3rd and 5th paragraphs of the 46th article of the Code numbered 5809. The case is pending.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

20.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Administrative fine imposed by the ICTA regarding the number of subscribers and radio utilization and usage fees of 2010-2011 (continued)

Due to the fact that the Company did not pay TL 1,257 (equivalent to $482 as at 31 March 2015), the amount which was alleged that the Company paid deficiently during the term 2013 July-December, ICTA filed a lawsuit on 23 December 2014 for the collection of the aforementioned amount with its accrued interest, which will be calculated according to Code numbered 6183. The case is pending.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits is uncertain, thus, no provision is recognized in the condensed interim consolidated financial statements as at and for the period ended 31 March 2015 (31 December 2014: None).

Investigation initiated by ICTA on subscription numbers and radio utilization and usage fees of 2012

ICTA has commenced on-site investigations on the correctness of the Company’s subscriber numbers report of 2012 which is essential for radio utilization and usage fees.

As a result of the investigation, ICTA imposed an administrative fine to the Company amounting to TL 2,802 (equivalent to $1,073 as at 31 March 2015) for the amount of TL 43,519 (equivalent to $16,673 as at 31 March 2015) of radio utilization and usage fee which the Company allegedly did not pay for the year 2012.

Since the administrative fine was paid within 1 month following the notification of the decision of ICTA, 25% discount was applied and payment amounting to TL 2,101 (equivalent to $805 as at 31 March 2015) was made on 11 September 2014. The Company filed a lawsuit on 2 October 2014 for the cancellation of the aforementioned Board Decision. The case is pending.

The Company filed a lawsuit on 24 November 2014 for the cancellation of ICTA’s administrative acts implied on the Company for the collection of the radio utilization and usage fees in the amount of TL 43,736 (equivalent to $16,756 as at 31 March 2015) which was claimed to have been paid deficiently on the aforementioned administrative act. The Company also requested the Court to recourse to Constitutional Court for the cancellation of the 1st, 3rd and 5th paragraphs of the 46th article of the Code numbered 5809 by these lawsuits. The case is pending.

ICTA filed a lawsuit on 03 March 2015 for the collection of TL 43,519 (equivalent to $16,673 as at 31 March 2015) the amount which was alleged that the Company paid deficiently by the ICTA decision took upon the investigation on the radio utilization and usage fees, regarding the year 2012- with its accrued interest, which will be calculated. The case is pending.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation regarding the additional utilization and usage fees request amounting to TL 43,736 (equivalent to $16,756 as at 31 March 2015) is uncertain, thus, no provision is recognized in the condensed interim consolidated financial statements as at and for the period ended 31 March 2015 (31 December 2014: None).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

20.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Investigation initiated by ICTA on mobile number portability

ICTA initiated an investigation on Company’s compliance with the mobile number portability regulations. As a result of the investigation ICTA decided to impose an administrative fine to the Company on 21 January 2014, amounting to TL 1,059 (equivalent to $406 as at 31 March 2015).

Since the administrative fine was paid within 1 month following the notification of the decision of ICTA, 25% discount was applied and payment amounting to TL 795 (equivalent to $305 as at 31 March 2015) was made on 1 April 2014.

The Company filed a lawsuit on April 2, 2014 for the stay of execution and the cancellation of the 2 nd article of the aforementioned decision, regarding the administrative fine imposed on the Company amounting to TL 530 (equivalent to $203 as at 31 March 2015). The Court rejected the Company’s stay of execution request. The Company objected the same. Objection was rejected. The case is still pending.

Investigation initiated by ICTA on ICTA Board Decision No: 149

ICTA carried out an investigation whether the Company is compliant with ICTA Board decision number 149 and related decisions, which set a minimum rate for the Company’s on-net prices and an obligation to report the actual prices for tariffs.

As a result of the investigation ICTA imposed an administrative fine of TL 4,061 (equivalent to $1,556 as at 31 March 2015) to the Company, for not complying with its reporting obligation set by the aforementioned ICTA decision, by submitting false and misleading reports and information to the ICTA and for not keeping the necessary information regarding the investigation during the term of the investigation. The Company filed 3 separate lawsuits for the stay of execution and the cancellation of the related articles of the aforementioned decision. The Court rejected the stay of execution requests. The Company objected these decisions. Objections were rejected. The cases are pending.

Since the administrative fine was paid within 1 month following the notification of the decision of ICTA, 25% discount was applied and payment amounting to TL 3,046 (equivalent to $1,167 as at 31 March 2015) was made on 1 April 2014.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

20.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

In-depth investigation initiated by ICTA regarding the number of subscribers and radio utilization and usage fees

ICTA commenced an investigation based on Article 7 of the Board Decision on 11 December 2013, regarding the correctness of the subscription numbers reports, excluding the 2010-2011 period, which is essential for the payment of radio utilization and usage fees. On-site investigations have been commenced in June 2014 and July 2014. The inquiry of investigation which includes the findings of the investigation was delivered to the Company on 20 February 2015. The inquiry claims that the Company paid less radio utilization and usage fees total amounting to TL 114,587 (equivalent to $43,900 as at 31 March 2015)than it was required between the years 2006-2009, and an administrative fine should be imposed. Company’s written defense submitted within the due date.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation regarding the additional utilization and usage fees request is uncertain, thus, no provision is recognized in the condensed interim consolidated financial statements as at and for the period ended 31 March 2015 (31 December 2014: None).

Investigation initiated by Competition Authority for Exclusive Agreements for the base station areas

The decision of the Competition Board based on a preliminary investigation dated 22 April 2009, on which there are no findings of an infringement of competition rules, regarding Company’s exclusive agreements for the areas where base stations are erected, was cancelled by the Council of State. Accordingly, the Competition Board decided to initiate an investigation regarding the issue. The notification of the investigation has been received by the Company on 16 August 2013. The Company has submitted its first written defense and additional information requested within due dates. Competition Board decided to extend investigation period for additional 2 months. The report regarding the investigation and additional report has been sent to the Company. Written defenses were submitted within due date. The Competition Authority Board decided that the Company’s practices did not cause any infringement under the Law number 4054.

Cancellation of the administrative acts and accrual slips regarding the usage of TRX Radio Utilization fees

The Company filed a lawsuit for the stay of execution and the cancellation of ICTA’s administrative acts and the accrual slips amounting to TL 1,418 (equivalent to $543 as at 31 March 2015). ICTA ordered the Company to re-pay the right of usage fees for the TRXs that are relocated and in this scope, ordered the Company to pay the right of usage fee retrospectively by its aforementioned administrative acts.

ICTA cancelled some of the aforementioned accrual slips and prepared new accrual slips instead of the cancelled ones. The Company filed a lawsuit on 2 March 2015; for the cancellation of the respective new accrual slips and the administrative act regarding the notification of these accrual slips. The case is still pending.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

20.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Investigation initiated by ICTA on open lines

ICTA initiated an investigation about the Company’s compliance with open lines and unit/minute frauds regulations. On-site investigations have been commenced on 18-20 August 2014. The inquiry of investigation which includes the findings of the investigation was delivered to the Company on 22 October 2014. The Company’s written defenses was submitted within due date. Besides an oral hearing will be held before the ICTA Board on 27 May 2015 to submit Company’s further comments.

Investigation initiated by ICTA on processing of personal data

ICTA initiated an investigation about the Company’s compliance with the regulations of processing personal data, withdrawal cost calculations, target messaging, smart advertising On-site investigations have been commenced on 22-24 January 2014 and 16-18 April 2014. The inquiry of investigation which includes the three violation findings of the investigation was delivered to the Company on 4 November 2014. The Company’s written defenses was submitted within due date.

In the condensed interim consolidated financial statements as at and for the period ended 31 March 2015, provision for the withdrawal cost  by calculated Turkcell amounting to TL 5,408 (equivalent to $2,072 as at 31 March 2015) is recognized for the amount which has not been reimbursed to the subscribers (31 December 2014: 5,408 (equivalent to $2,072 as at 31 March 2015)).

Investigation initiated by ICTA on Overcharging and Consumer Complaints

ICTA initiated an investigation about invoice upper limit regulations which is about; informing subscribers during international mobile data roaming, overcharging subscribers during the change of some tariffs and misinforming some subscribers. On-site investigation has been commenced on 14-16 October 2014 and inquiry of investigation which includes claims of the investigation was delivered to the Company on 25 February 2015. The inquiry also states that the Company didn’t send the mandatory messages to the subscribers in most of the cases thus some subscribers were overcharged in the amount of 7,170 (equivalent to $2,747 as at 31 March 2015). The Company’s written defenses submitted within due date.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation regarding the additional utilization and usage fees request is uncertain, thus, no provision is recognized in the condensed interim consolidated financial statements as at and for the period ended 31 March 2015 (31 December 2014: None).

Investigation initiated by ICTA regarding the number of subscribers and radio utilization and usage fees of 2013

ICTA commenced an investigation on the accuracy of the subscription numbers reports of 2013 which is essential for the payment of radio utilization and usage fee, inaugural meeting was performed on 17 December 2014. It is notified that an on-site investigation will be held on 12 May 2015.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

20.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Investigation initiated by ICTA on termination of subscription
ICTA initiated an in investigation about the Company’s compliance with the regulations about subscribers’ termination demands. On-site investigations have been commenced on 10-11 November 2014. The inquiry of investigation which includes the three violation findings of the investigation was delivered to the Company on 9 March 2015. The Company’s written defenses was submitted within due date.

The Company accrued a provision amounting to TL 1,435  (equivalent to $550 as at 31 March 2015) for the projected to be reimbursed amount to subscribers as of in the condensed interim consolidated financial statements as at and for the period ended 31 March 2015 (31 December 2014: None).

Commitments and Contingencies related to Inteltek

Disputes with Spor Toto

Permission request made to Spor Toto regarding the change of Inteltek’s shareholder structure

Intralot Integrated Lottery Systems & Services (“Intralot SA”), one of the shareholders of Inteltek, notified Inteltek regarding the plan of share transfer and merger transactions in Intralot group. Inteltek requested a written permission from Spor Toto Directorate on 30 January 2013 within the frame of Article 18/2 of “Agreement on Assigning Fixed Odds and Joint Betting Games Based on Sports Competition to Legal Persons described on Private Law” dated 29 August 2008 and signed between Inteltek and Spor Toto. As a result of the “implied rejection” of Inteltek’s permission request by Spor Toto, Inteltek filed a lawsuit for the cancellation and the stay of execution of this implied rejection. The Court has decided to reject the lawsuit because of the lack of competence. Inteltek appealed the decision. Appeal process is still pending. The case file has been sent to the Council of State. The 13th Council of State has decided to accept İnteltek’s appeal request and reversed the decision of the Administrative Court. The defendant applied for correction of decision. It has been replied to the request for correction of decision within its legal term by İnteltek. The lawsuit file is under the evaluation for correction of decision before the Council of State.

Commitments and Contingencies related to Astelit

Astelit 3G Agreement

In March 2015, Astelit received 3G license amounting to UAH 3,355,400 (equivalent to $143,132 as at 31 March 2015). According to 3G License terms, license is covering all 27 Ukrainian regions. It is taken for 30 MHz range in 2100 band and is valid for 15 years. 3G license obligations include to ensure quality of 3G service in regional centers within 18 months, to ensure quality of 3G service in all settlements with population more than 10,000 within 6 years and to finance conversion of spectrum from military use.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

20.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Commitments and Contingencies related to Astelit (continued)

Dispute of Astelit with its distributor

One of Astelit’s distributors filed a lawsuit against Astelit claiming a compensation in the amount of UAH 106,443 (equivalent to $4,541 as at 31 March 2015), which is allegedly the sum of advance payment for undelivered goods. According to the commission agreement, signed between parties, the payment terms are 30 days after delivery date (net of distributor’s commission). The distributor violated the conditions of agreement and did not pay on time. Therefore Astelit made a counterclaim for the recovery of indebtedness in the amount of UAH 35,292 (equivalent to $1,505 as at 31 March 2015).

Dispute passed through all the instances twice. On 26 March 2012, the High Commercial Court of Ukraine approved the previous positive decision for Astelit counterclaim.

Enforcement document was submitted to the State Enforcement Service. According to Ukrainian Legislation, the distributor has a right to appeal the decision before Supreme Court of Ukraine within three months from the date of judgment of the High Commercial Court of Ukraine but, the distributor did not use the right.

The distributor had a statute of limitation for 3 years from the date of the High Commercial Court decision, which expired on 26 March 2015. The distributor is not conducting economic activity for a long period of time and has not appealed the decision. The possibility of such actions from distributor is lost.

Based on the management decision, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the condensed interim consolidated financial statements as at and for the period ended 31 March 2015 (31 December 2014: None).

Dispute of Astelit related to withholding tax on interest expense

Ukrainian Tax Administration sent a tax notice to Astelit stating that withholding tax rate on interest expense for the loan agreement with Euroasia should be 10% for the year 2009. According to Ukrainian legislation and Convention on avoiding double taxation between Ukraine and the Netherlands, Astelit paid withholding tax at 2%. Astelit filed a suit to cancel tax notice, which imposed Astelit to pay additional UAH 11,651 (equivalent to $497 as at 31 March 2015). The High Administrative Court decided in favor of Tax Administration on 27 March 2014. Therefore, Astelit paid the aforementioned amount on 4 April 2014. Also, additional penalty based on 120% of NBU’s daily rate will be paid to the Tax Authority according to the court decision. The court has decided that Euroasia status as financial institution must be defined under Ukrainian law.

On 27 June 2014, Astelit filed an application to the Supreme Court for review of abovementioned decision and proof that Dutch legislation should be applied. On 14 July 2014, the High Administrative Court applied Astelit’s admission for review in Supreme Court.

On 02 December 2014, the Supreme Court has rejected Astelit`s appeal completely. The initial tax decision regarding additional WHT paid (UAH 11,651) and Euroasia qualification as nonfinancial institution remain in force.

Based on negative court decision, Ukrainian Tax Authority invited Astelit’s representatives to the meeting and proposed to pay voluntarily the difference of WHT up to 10% and 3% of tax fine for the period of 2011-2012. Astelit paid this difference amounting to UAH 4,105 (equivalent to $175 as at 31 March 2015) in December 2014.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

20.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Commitments and Contingencies related to Astelit (continued)

Dispute of Astelit related to withholding tax on interest expense (continued)

On 26 March 2015, Astelit lodged an application to the Supreme Court for review of above mentioned decision and proof that Dutch legislation should be applied. The appeal process is still pending

Based on the management opinion, provision amounting to UAH 4,806 (equivalent to $205 as at 31 March 2015) has been set for the penalty risks belonging to years 2009-2010-2011 and 2012 in the consolidated financial statements as at and for the period ended 31 March 2015 (31 December 2014: $305).

Commitments and Contingencies related to Superonline

Order of payment notified to Turkcell Superonline according to universal service fund

On 24 October 2011, Beykoz Tax Administration notified Turkcell Superonline with an order of payment amounting to TL 1,192 (equivalent to $457 as at 31 March 2015) for insufficient payments made by Turkcell Superonline for universal service fund related to years of 2005, 2006, 2007 and 2008. Four legal cases have been filed as of 31 October 2011 to revoke payment orders. Based on the management decision, TL 1,203 (equivalent to $461 as at 31 March 2015) was paid on 7 December 2011 with its accrued interest. On 21 December 2011, based on the scope of Share Purchase Agreement, Turkcell Superonline sent a notice in order to receive payment from Demir Toprak Ith.Ihr. ve Tic. AS, Sınai ve Mali Yatirimlar Holding AS and Endustri Holding AS. Any payment has not been received as of 31 March 2015. Said payment shall be reimbursed in case of execution of suspension or the Court’s decision in favor of Turkcell Superonline. On 28 November 2012, two of the said order of payments, each amounting to TL 330 (equivalent to $126 as at 31 March 2015) and TL 450 (equivalent to $172 as at 31 March 2015) have been cancelled in favor of Turkcell Superonline which were notified on 23 January 2013 and 28 January 2013, respectively. The said cancellation decisions are appealed by Beykoz Tax Administration but this application was rejected, decisions are approved. Turkcell Superonline filed two lawsuits for repayment of TL 410 (equivalent to $157 as at 31 March 2015) and TL 558 (equivalent to $214 as at 31 March 2015). The other two cases were rejected by the court, those decisions were appealed. The appeals about cases related to both order of payments   amount of TL 68 (equivalent to $26 as at 31 March 2015) and TL 354(equivalent to $136 as at 31 March 2015) were accepted by Council of State in favor of Turkcell Superonline.

Dispute with Fokus Insaat ve Turizm San. Tic. AS

Ankara Incity Fiber Optic Cabling Infrastructure Implementation contract was signed by Fokus Insaat ve Turizm San. Tic. A.S. (“Fokus”) and Turkcell Superonline. Fokus had cancelled the contract and filed a lawsuit for damages on 24 April 2013. Fokus requested TL 10,636 (equivalent to $4,075 as at 31 March 2015) for the unpaid fee of the completed works and also TL 24,997 (equivalent to $9,577 as at 31 March 2015) for the work order given jobs together with the applicable past-due interest. Additionally, it was stated that TL 53,756 (equivalent to $20,595 as at 31March 2015) was reserved for revenue loss.

Turkcell Superonline had filed a lawsuit against Fokus Insaat ve Turizm San. Tic. A.S. (“Fokus”) because of unfair termination of the agreement and obstinacy. Total value of this action was TL 9,324 (equivalent to $3,572 as at 31March 2015).

The two cases were merged by the court according to the application of Turkcell Superonline. When the lawsuit was in the process of technical expert examination, Parties reconciled and submitted mutual withdrawal petition.  Both cases were rejected because of the mutual withdrawal by the court. Decisions were finalized.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

21.	Related parties

Transactions with key management personnel:

Key management personnel comprise the Group’s directors and key management executive officers.

As at 31 March 2015 and 31 December 2014, none of the Group’s directors and executive officers has outstanding personnel loans from the Group.

In addition to their salaries, the Group also provides non-cash benefits to directors and executive officers and contributes to a post-employment defined plan on their behalf. The Group is required to contribute a specified percentage of payroll costs to the retirement benefit scheme to fund the benefits.

Total compensation provided to key management personnel is $10,496 and $3,631 for the three months ended 31 March 2015 and 2014 respectively.

The Company has agreements or protocols with several of its shareholders, consolidated subsidiaries and affiliates of the shareholders.

Due from related parties – short term	31 March 2015	31 December 2014
KVK Teknoloji Urunleri AS (“KVK Teknoloji”)	6,983	2,546
Azercell Telekom MMC (“Azercell”)	796	243
Vimpelcom OJSC (“Vimpelcom”)	727	808
Krea Icerik Hizmetleri ve Produksiyon AS (“Krea”)	445	429
Megafon OJSC (“Megafon”)	389	504
GSM Kazakhstan Ltd (“Kazakcell”)	164	489
Other	1,817	560
	11,321	5,579

Due from related parties short term is shown net of allowance for doubtful debts amounting to $45 as at 31 March 2015 (31 December 2014: $34).

Due from KVK Teknoloji, mainly resulted from simcard and scratch card sales to this company.

Due from Azercell, Vimpelcom, Megafon is resulted from telecommunications services such as interconnection and roaming.

Due from Krea, an investment of Cukurova Group, mainly resulted from receivables from call center revenues.

Due from Kazakcell, mainly resulted from the software services and telecommunications services such as interconnection and roaming.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

21.	Related parties (continued)

Due to related parties – short term	31 March 2015	31 December 2014
Dividends to shareholders	1,399,249	-
KVK Teknoloji Urunleri AS (“KVK Teknoloji”)	3,914	4,058
Hobim Bilgi Islem Hizmetleri AS (“Hobim”)	1,956	3,049
Krea Icerik Hizmetleri ve Produksiyon AS (“Krea”)	1,219	1,505
Other	1,094	2,012
	1,407,432	10,624

Dividends to shareholders represents the dividend payables, resulted from the resolution of the Ordinary General Assembly Meeting of the Company dated 26 March 2015 (Note 15).

Due to KVK Teknoloji resulted from the payables for sales commissions, terminal purchases and payables in relation to assigned receivables from KVK.

Due to Hobim resulted from invoice printing services and subscription documents services rendered by this company.

Due to Krea mainly resulted from the content services rendered by this company.

The Group’s exposure to currency risk related to due from / (due to) related parties is disclosed in Note 18.

Transactions with related parties

Intragroup transactions that have been eliminated are not recognized as related party transaction in the following table:

	Three months ended 31 March
Revenues from related parties	2015	2014
Sales to KVK Teknoloji
Simcard and prepaid card sales	39,016	43,237
Sales to Kyivstar
Telecommunications services	4,869	9,608
Sales to Vimpelcom
Telecommunications services	2,080	4,541
Sales to Teliasonera International
Telecommunications services	2,215	2,085
Sales to Megafon
Telecommunications services	1,792	2,932
Sales to Millenicom Telekomunikasyon AS (“Millenicom”)
Telecommunications services	779	1,479
Sales to Krea
Call center, fixed telephone, rent revenues and interest charges	526	1,419

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

21.	Related parties (continued)

	Three months ended 31 March
Related party expenses	2015	2014
Charges from KVK Teknoloji
Dealer activation fees, handset purchases and campaign services	14,152	8,393
Charges from Kyivstar
Telecommunications services	5,864	9,447
Charges from Hobim
Invoicing and archiving services	2,933	4,723
Charges from Krea
Digital broadcasting services	1,045	1,420
Charges from Vimpelcom
Telecommunications services	792	1,750
Charges from Teliasonera International
Telecommunications services	594	1,774
Charges from Megafon
Telecommunications services	592	1,700
Charges from Millenicom
Telecommunications services	381	962

The significant transactions are as follows:

Transactions with KVK Teknoloji:

KVK Teknoloji, incorporated on 23 October 2002, one of the Company’s principal simcard distributors, is a Turkish company, which is affiliated with Cukurova Group, one of the main shareholders of the Company. In addition to sales of simcards and scratch cards, the Company has entered into several agreements with KVK Teknoloji, in the form of advertisement support protocols, each lasting for different periods pursuant to which KVK Teknoloji must place advertisements for the Company’s services in newspapers. The objective of these agreements is to promote and increase handset sales with the Company’s prepaid and postpaid brand simcards, thereby supporting the protection of the Company’s market share in the prevailing market conditions. The prices of the contracts were determined according to the cost of advertising for KVK Teknoloji and the total advertisement benefit received, reflected in the Company’s market share in new subscriber acquisitions. Distributors’ campaign projects and market share also contributed to the budget allocation. The selling prices for simcard and scratch card sales to KVK Teknoloji do not differ from the selling prices to other distributors.

The amount of handset sales to the subscribers of the Company performed by KVK Teknoloji for the three months ended 31 March 2015 is TL 347,336 (equivalent to $133,068 as at 31 March 2015) which is paid to KVK Teknoloji in advance in accordance with certain commitment arrangements and collected from the subscribers throughout the campaign period (31 March 2014: TL 235,114 (equivalent to $107,368 as at 31 March 2014).

Additionally, the Group made handset purchases from KVK for the sale of the product and marketing activities to subscribers.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

21.	Related parties (continued)

Transactions with Kyivstar:

Alfa Group, one of the shareholders of the Company, holds the majority shares of Kyivstar. Kyivstar is rendering and receiving telecommunications services such as interconnection and roaming.

Transactions with Vimpelcom:

Vimpelcom, a subsidiary of Alfa Group, is rendering and receiving telecommunications services such as interconnection and roaming.

Transactions with Teliasonera International:

Teliasonera International is the mobile operator that provides telecommunication services in the Nordic and Baltic countries. Teliasonera International is rendering and receiving telecommunications services such as interconnection and roaming.

Transactions with Megafon:

Megafon, a subsidiary of Sonera Holding, is rendering and receiving telecommunications services such as interconnection and roaming.

Transactions with Millenicom:

European Telecommunications Holding AG, a subsidiary of Cukurova Group, holds the majority shares of Millenicom. Millenicom is rendering and receiving telecommunications services such as interconnection and roaming.

Transactions with Krea:

Krea, a direct-to-home digital television service company under the Digiturk brand name, is a subsidiary of one of the Company’s shareholders, Cukurova Group. SDIF took over the management of Krea in 2013.

There are no specific agreements between Turkcell and digital channels branded under Digiturk name. Every year, as in every other media channel, standard ad spaces are purchased on a spot basis. Also, Krea provides instant football content related to Spor Toto Super League to the Company to be delivered to mobile phones and tablets.

The Company has agreements for fixed telephone, leased line, corporate internet, and data center services provided by the Company’s subsidiary Turkcell Superonline.

The Company’s subsidiary Global Bilgi is also providing call center services for Krea.

Transactions with Hobim:

Hobim, one of the leading data processing and application service provider companies in Turkey, is owned by Cukurova Group. The Company has entered into invoice printing and archiving agreements with Hobim under which Hobim provides the Company with monthly invoice printing services, manages archiving of invoices and subscription documents. Prices of the agreements are determined through alternative proposals’ evaluation.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

21.	Related parties (continued)

Legal restrictions on related party transactions

Notifications of levy against Cukurova Holding AS sent by various creditors

As per the notifications of levy sent by different Executive Directorates on various dates, the Company has been informed about seizure decisions on the rights and receivables and assets of the Company in the amount of TL 174,983 (equivalent to $67,038 as at 31 March 2015). However, as the dematerialized shares owned by shareholders of the Company and also related transactions in accordance with the relevant legislation must be met by brokerage firms the required attachment of any transaction in shares of the Company have not been established.

Attachment levied by SDIF against Cukurova Holding AS

The Company has been informed about 2 different seizure decisions taken on the rights, receivables and assets of Cukurova Holding A.S. in the amount of TL 854,379 (equivalent to $327,323 as at 31 March 2015) in the Company due to the debts of Cukurova Holding A.S. to SDIF. However, as the dematerialized shares owned by shareholders of the Company and also related transactions in accordance with the relevant legislation must be met by brokerage firms the required attachment of any transaction in shares of the Company have not been established. With a different notice by SDIF, the Company has been informed about seizure on all receivables of Cukurova Holding AS. including its dividend receivables.  In the condensed interim consolidated financial statements as of 31 March 2015, classified under due to related parties amounting to TL1,776 (equivalent to $680 as at 31 March 2015), dividend payables to Çukurova Holdings AS, was paid to SDIF on 13 April 2015.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

22.	Subsidiaries

The Group’s ultimate parent company is Turkcell. Subsidiaries of the Company as at 31 March 2015 and 31 December 2014 are as follows:

			Effective Ownership Interest

Subsidiaries	Country of		31 March	31 December
Name	Incorporation	Business	2015 (%)	2014 (%)
Kibris Telekom	Turkish Republic of Northern Cyprus	Telecommunications	100	100
Global Bilgi Pazarlama Danisma ve Cagri Servisi Hizmetleri AS	Turkey	Customer relations management	100	100
Turktell Bilisim Servisleri AS	Turkey	Information technology, value added GSM services investments	100	100
Turkcell Superonline	Turkey	Telecommunications	100	100

Turkcell Satis ve Dagitim Hizmetleri AS	Turkey	Telecommunications	100	100
Eastasia	Netherlands	Telecommunications investments	100	100
Turkcell Teknoloji Arastirma ve Gelistirme AS	Turkey	Research and Development	100	100
Kule Hizmet ve Isletmecilik AS	Turkey	Telecommunications infrastructure business	100	100
Turkcell Interaktif Dijital Platform ve Icerik Hizmetleri AS	Turkey	Radio and television broadcasting	100	100
Financell	Netherlands	Financing business	100	100
Rehberlik Hizmetleri Servisi AS	Turkey	Telecommunications	100	100
Beltur Coöperatief U.A.	Netherlands	Telecommunications investments	100	100
Beltel	Turkey	Telecommunications investments	100	100
Turkcell Gayrimenkul Hizmetleri AS	Turkey	Property investments	100	100
Global LLC	Ukraine	Customer relations management	100	100
UkrTower	Ukraine	Telecommunications infrastructure business	100	100
Turkcell Europe GmbH	Germany	Telecommunications	100	100
Global Odeme Hizmetleri AS	Turkey	GSM services	100	100
Belarusian Telecom	Republic of Belarus	Telecommunications	80	80
Lifetech LLC	Republic of Belarus	Research and Development	78	78
Inteltek	Turkey	Betting business	55	55
Euroasia	Netherlands	Telecommunications	55	55
Astelit	Ukraine	Telecommunications	55	55
Azerinteltek	Azerbaijan	Betting Business	28	28

23.	Subsequent events

Board of Directors has taken the decision unanimously to appoint Kaan Terzioglu as Chief Executive Officer, effective from 1 April 2015.

ICTA has announced that 4G license tender date is scheduled to be held on 26 May 2015. Concession period will last on 30 April 2029.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: April 30, 2015	By:	/s/Murat Dogan Erden
Name: Murat Dogan Erden Title: Chief Financial Officer

TURKCELL ILETISIM HIZMETLERI A.S.
Date: April 30, 2015	By:	/s/Nihat Narin
Name: Nihat Narin Title: Investor Relations Director